Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: July 29, 2013

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

by and between

OMNICOM GROUP INC.

and

PUBLICIS GROUPE S.A.

Dated as of July 27, 2013

i

Section 5.2.	Acquisition Proposals	43
Section 5.3.	Preparation of Cross-Border Merger Terms, Registration Statement, Information Document, NYSE Listing Application and EU Listing Applications; Publications; Shareholders’ Meetings; Recommendation	48
Section 5.4.	Reasonable Best Efforts; Regulatory Filings and Other Actions	52
Section 5.5.	Access	54
Section 5.6.	Transaction Litigation	55
Section 5.7.	Publicity	55
Section 5.8.	Certain Tax Matters	55
Section 5.9.	Expenses	56
Section 5.10.	Indemnification; Directors’ and Officers’ Insurance	57
Section 5.11.	Section 16 Matters	58
Section 5.12.	Holdco Capital Increase	59
Section 5.13.	Pre-Closing Dividends	59
Section 5.14.	Publicis Notes, Warrants and Convertible Notes	61
Section 5.15.	Omnicom Convertible Notes	63
Section 5.16.	Holdco and Merger Sub Formation	64
Section 5.17.	Anti-Corruption and Trade Sanctions Compliance	65

ARTICLE VI CONDITIONS TO THE MERGERS

Section 6.1.	Condition to Each Party’s Obligation to Effect the Mergers	65
Section 6.2.	Additional Conditions to Omnicom’s Obligations to Effect the Mergers	67
Section 6.3.	Additional Conditions to Publicis and Holdco’s Obligations to Effect the Mergers	68

ARTICLE VII TERMINATION

Section 7.1.	Termination by Mutual Consent	69
Section 7.2.	Termination by Either Omnicom or Publicis	69
Section 7.3.	Termination by Omnicom	69
Section 7.4.	Termination by Publicis	70
Section 7.5.	Effect of Termination and Abandonment	70

ARTICLE VIII MISCELLANEOUS AND GENERAL

Section 8.1.	Survival	73
Section 8.2.	Modification or Amendment	73
Section 8.3.	Extension; Waiver	73
Section 8.4.	Counterparts	73
Section 8.5.	Governing Law; Submission to Jurisdiction; Appointment of Agent for Service of Process	73

ii

Section 8.6.	Disclosure Letters	75
Section 8.7.	Notices	75
Section 8.8.	Entire Agreement	76
Section 8.9.	No Third-Party Beneficiaries	76
Section 8.10.	Obligations of Omnicom and Publicis	76
Section 8.11.	Definitions	76
Section 8.12.	Severability	77
Section 8.13.	Interpretation; Construction	77
Section 8.14.	Assignment	78
Section 8.15.	Specific Performance	78

Annex I –	Defined Terms

Exhibit A –	Form of Holdco Articles of Association
Exhibit B –	Form of Holdco Board Rules
Exhibit C –	Form of Holdco and Merger Sub Joinder Agreement
Exhibit D –	Form of Initial Formation Organizational Documents of Holdco
Exhibit E –	Form of Initial Formation Organizational Documents of Merger Sub

iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of July 27, 2013, is by and between OMNICOM GROUP INC., a New York corporation (“Omnicom”), and PUBLICIS GROUPE S.A., a French société anonyme (“Publicis”).

RECITALS

WHEREAS, each of Omnicom and Publicis desire to effect a strategic combination of their businesses through a “merger of equals,” it being the intent of each of Omnicom and Publicis to pursue and realize the principles of equality and mutual respect, preserving the best of each company, and, in doing so, creating a single enterprise, with one future and one vision, capable of addressing the new and future challenges of the industries in which the combined company shall operate;

WHEREAS, in furtherance thereof, the parties hereto propose that, upon the terms and subject to the conditions set forth in this Agreement: (a) following the execution and delivery of this Agreement, Publicis and Holdco desire to adopt the Cross-Border Merger Terms (the “Cross-Border Merger Terms”) for the merger between Publicis and Holdco (the “Publicis Merger”) in accordance with Directive 2005/56/EC of 26 October 2005 on cross-border mergers of limited liability companies, pursuant to which each issued and outstanding share, par value €0.40 per share, of Publicis (the “Publicis Shares”) shall be exchanged for 1.000000 (the “Publicis Exchange Ratio”) ordinary share of Holdco (the “Holdco Shares”); and (b) immediately following consummation of the Publicis Merger pursuant to the terms and conditions of this Agreement, Merger Sub shall merge with and into Omnicom (the “Omnicom Merger” and, together with the Publicis Merger, the “Mergers”), with Omnicom surviving the Omnicom Merger as a wholly owned subsidiary of Holdco, pursuant to which each share of common stock, par value $0.15 per share, of Omnicom (the “Omnicom Common Stock”), shall be converted into the right to receive the Omnicom Exchange Ratio of a Holdco Share;

WHEREAS, Omnicom intends to declare and pay the Omnicom Transaction Dividend to holders of Omnicom Common Stock prior to completion of the Omnicom Merger;

WHEREAS, Publicis intends to declare and pay the Publicis Transaction Dividend to holders of Publicis Shares prior to completion of the Publicis Merger;

WHEREAS, the Board of Directors of Omnicom (the “Omnicom Board”) has determined that the Omnicom Merger and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Omnicom, and are in the best interests of the Omnicom shareholders, as well as its employees and other stakeholders, and (a) has approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Omnicom Merger and the

Omnicom Transaction Dividend, and (b) has determined, subject to its duties under applicable Law, to recommend that the Omnicom shareholders adopt this Agreement and the transactions contemplated by this Agreement (such recommendation, the “Omnicom Recommendation”);

WHEREAS, each of the Supervisory Board of Publicis (following the Recommendation of the Management Board (Directoire) of Publicis) and the Management Board (Directoire) of Publicis (collectively, as applicable, the “Publicis Board”) has determined that the Publicis Merger and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Publicis, and are in the best interests of Publicis, its shareholders, employees and other stakeholders and (a) has approved the transactions contemplated by this Agreement, including the Publicis Merger and the Publicis Transaction Dividend, and (b) has determined, subject to its duties under applicable Law, to recommend that the Publicis shareholders approve the Cross-Border Merger Terms and the transactions contemplated thereby and by this Agreement (such recommendation, the “Publicis Recommendation”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement and condition to Omnicom’s willingness to enter into this Agreement, certain shareholders of Publicis are each entering into voting agreements with Omnicom, pursuant to which such shareholders have agreed, among other things, to vote, or to cause their respective affiliates to vote, as the case may be, the Publicis Shares held by such shareholders and such affiliates in favor of the transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement and condition to Publicis’ willingness to enter into this Agreement, certain shareholders of Omnicom are each entering into voting agreements with Publicis, pursuant to which such shareholders have agreed, among other things, to vote, or to cause their respective affiliates to vote, as the case may be, the shares of Omnicom Common Stock held by such shareholders and such affiliates in favor of the transactions contemplated by this Agreement;

WHEREAS for U.S. federal income Tax purposes, it is intended that (a) the Omnicom Merger qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (b) the Omnicom Merger not result in gain being recognized under Section 367(a)(1) of the Code (other than for any shareholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)–3(c)(5)(ii)) of Holdco following the Omnicom Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)–8(c)), (c) this Agreement constitutes, and is adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code, and (d) Holdco, Omnicom and Merger Sub will each be a party to such reorganization within the meaning of Section 368(b) of the Code (collectively, the “Omnicom Intended Tax Treatment”);

WHEREAS for U.S. federal income tax purposes, it is intended that (a) the Publicis Merger qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, (b) this Agreement constitutes, and is adopted as, a “plan of reorganization” for purposes of

Section 354 and 361 of the Code, and (c) Holdco and Publicis will each be a party to such reorganization within the meaning of Section 368(b) of the Code (collectively, the “Publicis Intended U.S. Tax Treatment”);

WHEREAS, for French Tax purposes, it is intended that the Publicis Merger shall qualify as a “merger” within the meaning of Article 210-0 A of the French Tax Code (Code général des impôts) (the “French Tax Code”) and applicable Dutch Law and shall benefit from (a) the favorable corporate income tax merger regime provided for by Article 210 A of the French Tax Code in accordance with the provisions of Articles 210 B-3 and 210 C-2 of the French Tax Code, (b) the transfer tax regime applying to mergers pursuant to Article 816 of the French Tax Code, (c) the roll-over regime provided for by Articles 38-7 bis and 150-0 B of the French Tax Code, (d) the regime provided for by Article 115-1 and 121 of the French Tax Code, and (e) the VAT regime provided for Article 257-bis of the French Tax Code (collectively, the “Publicis Intended French Tax Treatment,” together with the Publicis Intended U.S. Tax Treatment, the “Publicis Intended Tax Treatment” and, together with the Omnicom Intended Tax Treatment, the “Intended Tax Treatment”); and

WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGERS

Section 1.1. Appointment of Escrow Agent. As promptly as possible following the date hereof, Holdco shall appoint a United States bank or trust company or other independent financial institution in the United States reasonably satisfactory to Omnicom and Publicis (the “Escrow Agent”) to act, among other things, as escrow agent and exchange agent for the Omnicom Merger and to deliver the Omnicom Merger Consideration to former shareholders of Omnicom. Omnicom and Holdco shall enter into an Escrow Agency Agreement with the Escrow Agent (the “Escrow Agency Agreement”), which agreement shall set forth the duties, responsibilities and obligations of the Escrow Agent consistent with the terms of this Agreement.

Section 1.2. Shares of Merger Sub. Merger Sub is a corporation incorporated under the laws of New York and is a constituent company in the Omnicom Merger. Except as provided in or contemplated by the immediately following sentence, Holdco owns 100% of the outstanding capital stock of Merger Sub. Solely to accommodate the transactions described in this Article I with respect to the Omnicom Merger and subject to the terms and conditions of the Escrow Agency Agreement, at least one day prior to the Publicis Effective Time, Holdco shall cause the Escrow Agent to be registered as Holdco’s fiduciary (for the period prior to the Omnicom Effective Time) as the record holder of all of the issued and outstanding shares of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Shares”).

Section 1.3. The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Dutch law (“Dutch Law”) and French law (“French Law”), as applicable, at the Publicis Effective Time, the Publicis Merger shall occur pursuant to which Publicis shall be merged with and into Holdco, the separate existence of Publicis shall thereupon cease and Holdco shall be the surviving entity in the Publicis Merger. The Publicis Merger shall have the effects set forth in this Agreement, the Cross-Border Merger Terms and the applicable provisions of Dutch Law and French Law. Without limiting the generality of the foregoing and subject to applicable Law, at the Publicis Effective Time all of the property, rights, privileges, immunities, powers and franchises of Publicis and Holdco shall vest in Holdco and all of the debts, liabilities and duties of Publicis and Holdco shall become the debts, liabilities and duties of Holdco.

(b) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the New York Business Corporation Law (the “NYBCL”), at the Omnicom Effective Time, the Omnicom Merger shall occur pursuant to which Merger Sub shall merge with and into Omnicom, the separate corporate existence of Merger Sub shall thereupon cease and Omnicom shall be the surviving corporation in the Omnicom Merger (the “Surviving Corporation”). The Omnicom Merger shall have the effects set forth in this Agreement and in the applicable provisions of the NYBCL. Without limiting the generality of the foregoing, at the Omnicom Effective Time, all of the property, rights, privileges, immunities, powers and franchises of Omnicom and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of Omnicom and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. After the Omnicom Merger, subject to Section 1.7(b), the Surviving Corporation shall be a wholly owned subsidiary of Holdco.

Section 1.4. Closing. The Closing of the Publicis Merger shall take place on the third Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions) (such date, the “Closing Date”), at De Brauw Blackstone Westbroek N.V., Amsterdam office, before a Dutch civil law notary (the “Dutch Civil Law Notary”) selected by Publicis and Omnicom, unless another time, date or place is mutually agreed upon in writing by Omnicom and Publicis. The Closing of the Omnicom Merger shall take place on the Closing Date as soon as practicable following the Closing of the Publicis Merger at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022. For purposes of this Agreement, the “Closing” shall mean, with respect to each of the Mergers, the execution and delivery of all relevant legal and contractual documentation required hereunder and under (i) each of Dutch Law and French Law, as applicable, with respect to the Publicis Merger and (ii) the NYBCL with respect to the Omnicom Merger, in each case, to properly consummate each of the Mergers. For purposes of this Agreement, “Business Day”

means a day (other than a Saturday or Sunday) on which banks are open for general business in (i) Amsterdam, the Netherlands, (ii) Paris, France, and (iii) New York, State of New York, United States of America.

Section 1.5. Effective Time.

(a) Subject to the terms and conditions set forth in this Agreement, at the Closing of the Publicis Merger on the Closing Date, Holdco and Publicis shall execute a deed of cross-border merger with respect to the Publicis Merger (the “Publicis Deed of Merger”). The parties shall make or cause to be made all filings and recordings required by Dutch Law and French Law in connection with the Publicis Merger, including the filing of the Publicis Deed of Merger with the Trade Register in the Netherlands (Handelsregister), as required in accordance with applicable Law as promptly as practicable following the effectiveness of the Publicis Merger.

(b) Subject to the terms and conditions set forth in this Agreement, as soon as practicable following the Closing of the Publicis Merger on the Closing Date, Omnicom and Merger Sub shall file a certificate of merger relating to the Omnicom Merger (the “Certificate of Merger”) with the Secretary of State of the State of New York in accordance with the relevant provisions of the NYBCL and shall make all other filings or recordings required under the NYBCL.

(c) The Mergers shall become effective sequentially (i) with the time of 00.00 hrs CET following the Closing Date being the “Publicis Effective Time” and (ii) with the time of 00.01 hrs CET (following the Publicis Effective Time) following the Closing Date (or such subsequent time as Omnicom and Publicis shall agree and as shall be specified in the Certificate of Merger) being the “Omnicom Effective Time”.

Section 1.6. Effect of the Publicis Merger on Publicis Shares.

(a) As a result of the Publicis Merger and without any action on the part of Holdco, Publicis, or the holder of any capital stock of Holdco or Publicis, at the Publicis Effective Time:

(i) Holdco shall allot, for each issued and outstanding Publicis Share at the Publicis Effective Time, the Publicis Exchange Ratio of a fully paid and non-assessable Holdco Share, having the terms set forth in the Holdco Articles of Association (the “Publicis Merger Consideration”).

(ii) As of the Publicis Effective Time, all such Publicis Shares shall no longer be outstanding, shall cease to exist, and each book-entry position with depositary intermediaries (including CACEIS – CT, the Publicis Group registrar) participating in the centralized depositary and clearing system managed by LCH.Clearnet SA (“Publicis Depositary”) previously representing any such shares shall thereafter represent the Holdco Shares allotted for such Publicis Shares in the Publicis Merger in accordance with this Section 1.6(a). The holders of such book-entry positions with depositary intermediaries participating in the Publicis Depositary previously evidencing such Publicis Shares outstanding immediately prior to the Publicis Effective Time shall cease to have any rights with respect to Publicis and such Publicis Shares as of the Publicis Effective Time, except as otherwise provided by Law or with respect to payment of the Publicis Transaction Dividend (to the extent not previously paid). Such book-entry positions previously representing Publicis Shares shall be exchanged for book-entry positions representing whole Holdco Shares issued as Publicis Merger Consideration, without interest. As of the Publicis Effective Time, each Holdco Share allotted as Publicis Merger Consideration shall be entitled to the same rights, preferences and privileges as other Holdco Shares to be issued in the Omnicom Merger, including dividend rights. No fractional Holdco Shares shall be issued.

(b) In the event that between the date of this Agreement and the Omnicom Effective Time, the outstanding Publicis Shares or shares of Omnicom Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein (including any exchange ratio) which is based upon the number of Publicis Shares or shares of Omnicom Common Stock, as the case may be, will be appropriately adjusted to provide to the shareholders of both Publicis and Omnicom the same economic effect as contemplated by this Agreement prior to such event.

Section 1.7. Effect of the Omnicom Merger on Omnicom Common Stock; Omnicom Merger Exchange.

(a) As a result of the Omnicom Merger and the transactions contemplated by Section 1.7(b) and without any additional action on the part of Omnicom, Merger Sub or the holders of any capital stock of Omnicom or Merger Sub, at the Omnicom Effective Time:

(i) Holdco shall issue for each share of Omnicom Common Stock issued and outstanding immediately prior to the Omnicom Effective Time (other than any share of Omnicom Common Stock owned by Omnicom, Publicis or Merger Sub and in each case not held on behalf of third parties (each, an “Excluded Omnicom Share”)), and each such share of Omnicom Common Stock shall automatically be converted into the right to receive, the Omnicom Exchange Ratio of a fully paid and non-assessable Holdco Share, having the terms set forth in the Holdco Articles of Association (such number of Holdco Shares, the “Omnicom Merger Consideration” and, together with the Publicis Merger Consideration, the “Merger Consideration”);

(ii) each Excluded Omnicom Share issued and outstanding immediately prior to the Omnicom Effective Time shall no longer be outstanding, and shall be canceled and retired; and

(iii) each Merger Sub Share issued and outstanding immediately prior to the Omnicom Effective Time shall no longer be outstanding, and shall be canceled and retired.

(b) Upon the terms and subject to the conditions of this Agreement and the Escrow Agency Agreement, and in accordance with provisions of Section 2:94b of the Dutch Civil Code, immediately following the Omnicom Effective Time:

(i) The Surviving Corporation shall issue to the Escrow Agent, solely for the account and benefit of the former shareholders of Omnicom, a number of shares of common stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Corporation Shares”) equal to the total number of shares of Omnicom Common Stock outstanding immediately prior to the Omnicom Merger;

(ii) The Escrow Agent, acting as exchange agent and solely for the account of the former shareholders of Omnicom, shall contribute, for the account of the former shareholders of Omnicom, all of the issued and outstanding Surviving Corporation Shares that were issued to the Escrow Agent solely for the account and benefit of the former shareholders of Omnicom pursuant to Section 1.7(b)(i) to Holdco as a contribution in kind (inbreng op aandelen anders dan in geld); and

(iii) In consideration of the contribution pursuant to Section 1.7(b)(ii), Holdco shall issue and deliver to the Escrow Agent solely for the account and benefit of the former shareholders of Omnicom, the maximum number of Holdco Shares that have become issuable pursuant to Section 1.7(a)(i) for delivery to the Omnicom Merger Consideration recipients entitled thereto (such Holdco Shares being the “Exchange Fund”). At the Omnicom Effective Time, the obligations of Holdco, the Surviving Corporation and the Escrow Agent under Section 1.7(b) shall be unconditional.

(c) Following the close of business of Omnicom on the Measurement Date, the Omnicom Adjusted Exchange Ratio and the Omnicom Adjusted Dividend shall be calculated by Omnicom and Publicis, with reference to the sample calculations set forth on Section 1.7(c) of the Omnicom Disclosure Letter. If the parties are unable to agree on the calculation of the Omnicom Adjusted Exchange Ratio and the Omnicom Adjusted Dividend on the Measurement Date, the parties shall refer to the provisions set forth on Schedule I to resolve such dispute. Each of Omnicom and Publicis shall provide the other party and its Representatives access to the records of such party related to the calculation of the Omnicom Adjusted Exchange Ratio and the Omnicom Adjusted Dividend and shall cause the personnel of such party to cooperate with the other party in connection with the preparation of the calculation of the Omnicom Adjusted Exchange Ratio and the Omnicom Adjusted Dividend. For purposes of this Agreement:

(i) “Adjusted Publicis Outstanding Shares” means (a) Publicis Outstanding Shares as of the close of business on the Measurement Date minus (b) an amount equal to the quotient (rounded to the sixth decimal point) of (1) the Excluded Asset Value divided by (2) the Publicis VWAP.

(ii) “Measurement Date” means a date to be mutually agreed by Omnicom and Publicis, which shall be promptly after the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Sections 6.1(a), (b), (c), (d), (e), (h) and (i)(ii) and as near as practicable to the anticipated Closing Date.

(iii) “Omnicom Adjusted Exchange Ratio” means an amount equal to the quotient (rounded to the sixth decimal point) of (a)(x) Adjusted Publicis Outstanding Shares multiplied by (y) 0.996000, divided by (b) Omnicom Outstanding Shares as of the close of business on the Measurement Date.

(iv) “Omnicom Exchange Ratio” means 0.813008 of a Holdco Share.

(v) “Omnicom Outstanding Shares” means, as of any specific date and time, (a) the number of shares of Omnicom Common Stock then issued and outstanding as of such date and time (for the avoidance of doubt, excluding all Excluded Omnicom Shares), plus (b) the number of shares of Omnicom Common Stock which will actually be issued pursuant to Omnicom Stock Options or Omnicom Equity Rights which automatically and irrevocably convert (or similar term) into shares of Omnicom Common Stock before or upon the completion of the Omnicom Merger (including shares which will actually be issued before or upon the completion of the Omnicom Merger pursuant to Omnicom’s deferred compensation plans), plus (c) the number of shares of Omnicom Common Stock which will actually be issued pursuant to any other rights, options, warrants, conversion rights, stock appreciation rights, agreements, arrangements, commitments or rights of any kind that obligate Omnicom to issue or sell any shares of capital stock or other equity interests of Omnicom which automatically and irrevocably convert (or similar term) into shares of Omnicom Common Stock before or upon the completion of the Omnicom Merger.

(vi) “Omnicom Adjusted Dividend” means, if the Omnicom Adjusted Exchange Ratio is less than the Omnicom Exchange Ratio, (a) the aggregate amount of the Omnicom Transaction Dividend, plus (b) an amount equal to (x) the Reduced Shares multiplied by (y) the quotient obtained by dividing (1) the Omnicom VWAP by (2) Omnicom Exchange Ratio, expressed as a per share amount using the number of shares of Omnicom Common Stock entitled to receive the Omnicom Adjusted Dividend based upon the record date of the Omnicom Adjusted Dividend.

(vii) “Omnicom VWAP” means the volume weighted average price per share of Omnicom Common Stock (calculated to the nearest 0.000001 of a U.S. dollar ($)) of shares of Omnicom Common Stock on the NYSE (based on “regular way” trading on the NYSE only), for the consecutive period over the twenty (20) trading days immediately preceding (but not including) the Measurement Date, as calculated by Bloomberg Financial LP under the function “VWAP”.

(viii) “Excluded Asset Value” means the amount, expressed in U.S. dollars ($) at the applicable exchange rate, as set forth in the Wall Street Journal, on the close of business on the Measurement Date, set forth in the estimate provided by Publicis pursuant to Section 5.8(d).

(ix) “Publicis Outstanding Shares” means, as of any specific date and time, (a) the number of Publicis Shares then issued and outstanding as of such date and time, plus (b) the number of Publicis Shares which will actually be issued pursuant to Publicis Stock Options or Publicis Equity Rights which automatically and irrevocably convert (or similar term) into Publicis Shares before or upon the completion of the Publicis Merger (including shares which will actually be issued before or upon the completion of the Publicis Merger pursuant to Publicis’ deferred compensation plans), plus (c) the number of Publicis Shares which will actually be issued pursuant to Publicis Convertible Notes and/or Publicis Warrants which automatically and irrevocably convert (or similar term) into Publicis Shares before or upon the completion of the Publicis Merger, plus (d) the number of Publicis Shares which will actually be issued pursuant to any other rights, options, warrants, conversion rights, stock appreciation rights, agreements, arrangements, commitments or rights of any kind that obligate Publicis to issue or sell any shares of capital stock or other equity interests of Publicis which automatically and irrevocably convert (or similar term) into Publicis Shares before or upon the completion of the Publicis Merger.

(x) “Publicis VWAP” means the volume weighted average price per Publicis Share (calculated to the nearest 0.000001 of a Euro (€)) of Publicis Shares on Euronext Paris (based on “regular way” trading on Euronext Paris only), for the consecutive period over the twenty (20) trading days immediately preceding (but not including) the Measurement Date, as calculated by Bloomberg Financial LP under the function “VWAP”, expressed in U.S. dollars ($) based upon the Measurement Exchange Rate.

(xi) “Reduced Shares” means the product of (x) Omnicom Outstanding Shares as of the close of business on the Measurement Date multiplied by (y) the difference between the Omnicom Exchange Ratio minus the Omnicom Adjusted Exchange Ratio.

If the Omnicom Adjusted Exchange Ratio, following calculation thereof in accordance with this Section 1.7(c), is lower than the Omnicom Exchange Ratio, references in this Agreement (other than in this Section 1.7(c)) to (i) the Omnicom Exchange Ratio shall instead be deemed to mean the Omnicom Adjusted Exchange Ratio and (ii) the Omnicom Transaction Dividend shall instead be deemed to mean the Omnicom Adjusted Dividend. Notwithstanding anything to the contrary, from and after the Measurement Date and through the Omnicom Effective Time, to the extent permitted by applicable Law and the terms and conditions of the Omnicom ESPP, Omnicom Stock Awards and related Benefit Plans, as applicable, the exceptions set forth in Section 5.1(c)(i)(C) and Section 5.1(c)(i)(D) shall not apply to Omnicom and Omnicom shall not issue or sell any shares of Omnicom Common Stock pursuant to the Omnicom ESPP or Omnicom Stock Awards.

(d) From and after the Omnicom Effective Time, no shares of Omnicom Common Stock shall remain outstanding and all shares of Omnicom Common Stock shall be cancelled and retired and shall cease to exist. Each certificate (each an “Omnicom Certificate”)

or entry in the records of Omnicom or its transfer agent (the “Book-Entry Interests”), in each case, formerly representing shares of Omnicom Common Stock shall thereafter represent only the right to receive the Omnicom Merger Consideration, the Omnicom Transaction Dividend (to the extent not previously paid) and any distribution or dividend pursuant to Section 1.10(c). From and after the Omnicom Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Omnicom Common Stock that were outstanding immediately prior to the Omnicom Effective Time. If, after the Omnicom Effective Time, any Omnicom Certificates or Book-Entry Interests, in each case, formerly representing shares of Omnicom Common Stock are presented to the Surviving Corporation or the Escrow Agent for any reason, they shall be canceled and exchanged as provided in this Article I.

(e) In the event that between the date of this Agreement and the Omnicom Effective Time, the outstanding Publicis Shares or shares of Omnicom Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein (including any exchange ratio) which is based upon the number of Publicis Shares or shares of Omnicom Common Stock, as the case may be, will be appropriately adjusted to provide to the shareholders of both Publicis and Omnicom the same economic effect as contemplated by this Agreement prior to such event.

(f) In accordance with Section 910 of the NYBCL, no appraisal rights shall be available to holders of shares of Omnicom Common Stock in connection with the Omnicom Merger.

Section 1.8. Effect of the Mergers on Options and Awards.

(a) Effect of the Publicis Merger on Publicis Stock Awards.

(i) Each option to purchase Publicis Shares (a “Publicis Stock Option”) granted under the employee and director stock plans of Publicis (the “Publicis Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Publicis Effective Time shall cease to represent a right to acquire Publicis Shares and shall be converted, at the Publicis Effective Time, into an option to purchase Holdco Shares (a “Holdco Stock Option”) on the same terms and conditions as were applicable under such Publicis Stock Option, except as adjusted hereby. The number of Holdco Shares subject to each such Holdco Stock Option shall be equal to the product (rounded down to the nearest whole number) of (x) the number of Publicis Shares subject to such option immediately prior to the Publicis Effective Time and (y) the Publicis Exchange Ratio, and such Holdco Stock Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Publicis Share of such option immediately prior to the Publicis Effective Time divided by (B) the Publicis Exchange Ratio.

(ii) Each award of restricted Publicis Shares granted under a Publicis Stock Plan that is outstanding and unvested or otherwise subject to forfeiture or other restrictions as of immediately prior to the Publicis Effective Time (the “Publicis Restricted Shares”) shall be treated in a manner consistent with Section 1.6, provided, however, that any Holdco Shares received in respect of such Publicis Restricted Shares shall be subject to the same terms and conditions (including vesting and forfeiture restrictions) as were applicable to the corresponding Publicis Restricted Shares immediately prior to the Publicis Effective Time (Holdco Shares that are subject to vesting or forfeiture restrictions are referred to herein as “Holdco Restricted Shares”).

(iii) Each award of restricted stock units, performance restricted stock units, performance shares, phantom shares or other similar rights or awards granted under a Publicis Stock Plan and relating to Publicis Shares (any such award a “Publicis Equity Right” and such awards together with the Publicis Options and the Publicis Restricted Shares, the “Publicis Stock Awards”) that is outstanding immediately prior to the Publicis Effective Time shall cease to relate to or represent a right to receive Publicis Shares and shall be converted, at the Publicis Effective Time, into an award of restricted stock units, performance restricted stock units, performance shares, phantom shares or other similar rights or awards, as applicable, relating to Holdco Shares (a “Holdco Equity Right” and, together with the Holdco Stock Options and Holdco Restricted Shares, “Holdco Stock Awards”) of the same type and on the same terms and conditions as were applicable to the corresponding Publicis Equity Right, except as adjusted hereby. The number of Holdco Shares covered by each such Holdco Equity Right shall be equal to the product (rounded down to the nearest whole number) of (x) the number of Publicis Shares subject to the Publicis Equity Right immediately prior to the Publicis Effective Time and (y) the Publicis Exchange Ratio. All dividend equivalents credited to the account of each holder of a Publicis Equity Right as of the Publicis Effective Time shall remain credited to such holder’s account immediately following the Publicis Effective Time, subject to adjustment in accordance with the foregoing.

(iv) To the extent any Publicis Stock Award is, immediately prior to the Publicis Effective Time, subject to any performance-based vesting or other performance conditions, the Publicis Board, or an applicable committee thereof, may, prior to the Publicis Effective Time make such equitable adjustments, if any, to the applicable performance goals or conditions relating to such Publicis Stock Awards, as the Publicis Board may determine to be necessary or appropriate as a result of the consummation of the Mergers, which equitable adjustments shall take effect upon and be subject to the consummation of the Mergers and, in each case, subject to and in accordance with the terms and conditions of the Publicis Stock Plans and the Publicis Stock Awards.

(v) As soon as practicable after the Publicis Effective Time, Holdco shall deliver to the holders of Publicis Stock Awards appropriate notices setting forth such holders’

rights pursuant to the respective Publicis Stock Awards and stating that such Publicis Stock Awards and the agreements relating thereto have been assumed by Holdco and shall continue in effect on the same terms and conditions (subject to the adjustments required or permitted by Section 1.8(a) after giving effect to the Publicis Merger and the terms of the Publicis Stock Plans).

(vi) Prior to the Publicis Effective Time, Publicis shall take all necessary actions for the adjustment of Publicis Stock Awards under this Section 1.8(a); provided that such actions shall expressly be conditioned upon the consummation of the Mergers and the other transactions contemplated hereby and shall be of no effect if this Agreement is terminated. Holdco shall reserve for issuance a number of Holdco Shares at least equal to the number of Holdco Shares that will be subject to Holdco Stock Options as a result of the actions contemplated by this Section 1.8(a).

(b) Effect of the Omnicom Merger on Omnicom Stock Awards.

(i) Each option to purchase shares of Omnicom Common Stock (a “Omnicom Stock Option”) granted under the employee and director stock plans of Omnicom other than the Omnicom ESPP (the “Omnicom Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Omnicom Effective Time shall cease to represent a right to acquire shares of Omnicom Common Stock and shall be converted, at the Omnicom Effective Time, into a Holdco Stock Option on the same terms and conditions as were applicable under such Omnicom Stock Option, except as adjusted hereby. The number of Holdco Shares subject to each such Holdco Stock Option shall be equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Omnicom Common Stock subject to such option immediately prior to the Omnicom Effective Time and (y) the Omnicom Exchange Ratio, and such Holdco Stock Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Omnicom Common Stock of such option immediately prior to the Omnicom Effective Time divided by (B) the Omnicom Exchange Ratio.

(ii) Each award of restricted Omnicom Common Stock granted under an Omnicom Stock Plan that is outstanding and unvested or otherwise subject to forfeiture or other restrictions as of immediately prior to the Omnicom Effective Time (the “Omnicom Restricted Shares”) shall be treated in a manner consistent with Section 1.7, provided, however, that any Holdco Shares received in respect of such Omnicom Restricted Shares shall be Holdco Restricted Shares and shall be subject to the same terms and conditions (including vesting and forfeiture restrictions) as were applicable to the corresponding Omnicom Restricted Shares immediately prior to the Omnicom Effective Time.

(iii) Each award of restricted stock units, performance restricted stock units, performance shares, phantom shares or other similar rights or awards granted under an Omnicom Stock Plan and relating to shares of Omnicom Common Stock (any such award an “Omnicom Equity Right” and such awards together with the Omnicom Stock Options and the Omnicom Restricted

Shares, the “Omnicom Stock Awards”) that is outstanding immediately prior to the Omnicom Effective Time shall cease to relate to or represent a right to receive shares of Omnicom Common Stock and shall be converted, at the Omnicom Effective Time, into a Holdco Equity Right of the same type and on the same terms and conditions as were applicable to the corresponding Omnicom Equity Right, except as adjusted hereby. The number of Holdco Shares covered by each such Holdco Equity Right shall be equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Omnicom Common Stock subject to the Omnicom Equity Right immediately prior to the Omnicom Effective Time and (y) the Omnicom Exchange Ratio. All dividend equivalents credited to the account of each holder of an Omnicom Equity Right as of the Omnicom Effective Time shall remain credited to such holder’s account immediately following the Omnicom Effective Time, subject to adjustment in accordance with the foregoing.

(iv) To the extent any Omnicom Stock Award is, immediately prior to the Omnicom Effective Time, subject to any performance-based vesting or other performance conditions, the Omnicom Board, or an applicable committee thereof, may, prior to the Omnicom Effective Time make such equitable adjustments, if any, to the applicable performance goals or conditions relating to such Omnicom Stock Awards, as the Omnicom Board may determine to be necessary or appropriate as a result of the consummation of the Mergers, which equitable adjustments shall take effect upon and be subject to the consummation of the Mergers and, in each case, subject to and in accordance with the terms and conditions of the Omnicom Stock Plans and the Omnicom Stock Awards.

(v) As soon as practicable after the Omnicom Effective Time, Holdco shall deliver to the holders of Omnicom Stock Awards appropriate notices setting forth such holders’ rights pursuant to the respective Omnicom Stock Awards and stating that such Omnicom Stock Awards and the agreements relating thereto have been assumed by Holdco and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.8(b) after giving effect to the Omnicom Merger and the terms of the Omnicom Stock Plans).

(vi) Prior to the Omnicom Effective Time, Omnicom shall take all necessary action for the adjustment of Omnicom Stock Awards under this Section 1.8(b); provided that such actions shall expressly be conditioned upon the consummation of the Mergers and the other transactions contemplated hereby and shall be of no effect if this Agreement is terminated. Holdco shall reserve for issuance a number of Holdco Shares at least equal to the number of Holdco Shares that will be subject to Holdco Stock Options and Holdco Stock-Based Awards as a result of the actions contemplated by this Section 1.8(b).

(c) At the Publicis Effective Time and the Omnicom Effective Time, as applicable, if Holdco determines that it desires to do so, Holdco may assume any or all of the Publicis Stock Plans or Omnicom Stock Plans. If Holdco elects to so assume any Publicis Stock Plan or Omnicom Stock Plan, then, under such Publicis Stock Plan or Omnicom Stock Plan, as applicable, Holdco will be entitled to grant stock awards, to the extent permissible under applicable Laws, using the share reserves of such Publicis Stock Plan or Omnicom Stock Plan, as applicable, as of the Publicis Effective Time or Omnicom Effective Time, as applicable

(including any shares returned to such share reserves as a result of the termination or forfeiture of a Holdco Stock Award that is issued or granted in substitution of a Publicis Stock Award or Omnicom Stock Award pursuant to this Section 1.8), except that: (i) shares covered by such awards will be Holdco Shares; (ii) all references in such Publicis Stock Plan or Omnicom Stock Plan to a number of shares will be deemed amended to refer instead to that number of Holdco Shares (rounded down to the nearest whole share) as adjusted pursuant to the application of the Omnicom Exchange Ratio or Publicis Exchange Ratio, as applicable; and (iii) the Board of Directors of Holdco (the “Holdco Board”) or a committee thereof will succeed to the authority and responsibility of the Publicis Board or Omnicom Board or any committee thereof with respect to the administration of such Publicis Stock Plan or Omnicom Stock Plan, as applicable.

(d) At the Omnicom Effective Time, Holdco will assume the Omnicom Amended and Restated Employee Stock Purchase Plan (the “Omnicom ESPP”) (in the form provided to Publicis, with such changes that are determined necessary to reflect this Section 1.8(d) and the adjustment of the available share reserve under the Omnicom ESPP after application of the Omnicom Exchange Ratio) and each option to purchase shares of Omnicom Common Stock under the Omnicom ESPP (an “Omnicom ESPP Option”) that is outstanding as of the Omnicom Effective Time will be converted into and become an option to purchase Holdco Shares, with such conversion effected through Holdco assuming such Omnicom ESPP Option in accordance with the terms of the Omnicom ESPP. All rights with respect to shares of Omnicom Common Stock under Omnicom ESPP Options assumed by Holdco will thereupon be converted into options with respect to Holdco Shares. Accordingly, from and after the Omnicom Effective Time: (i) each Omnicom ESPP Option assumed by Holdco will be automatically exercised solely for Holdco Shares; (ii) the per share exercise price for the Holdco Shares issuable upon exercise of each Omnicom ESPP Option assumed by Holdco will be 95% of the Fair Market Value (as defined in the Omnicom ESPP as adjusted pursuant to this Section 1.8(d)) on the Purchase Date (as defined in the Omnicom ESPP); and (iii) any restriction on an Omnicom ESPP Option, as set forth in the terms of the Omnicom ESPP or any award or subscription agreement thereunder will continue in full force and effect notwithstanding such assumption or replacement.

(e) As soon as practicable following the Omnicom Effective Time, Holdco shall file a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to (i) the Holdco Shares subject to the Holdco Stock Awards held by individuals who are employees or consultants of Holdco and its subsidiaries immediately following the Closing Date and (ii) the Holdco Shares issuable in connection with Holdco’s assumption of the Omnicom ESPP.

Section 1.9. Exchange of Publicis Shares. Publicis Shares shall be exchanged for Holdco Shares in accordance with the Cross-Border Merger Terms, the rules and procedures of any depositary or clearing agency through which such shares are held or traded, and applicable Law.

Section 1.10. Delivery of Omnicom Merger Consideration.

(a) Merger Transmittal Letter. Omnicom, Publicis and Holdco shall cause appropriate transmittal materials (the “Omnicom Merger Transmittal Letter”) to be provided by the Escrow Agent to holders of record of shares of Omnicom Common Stock (other than holders of Excluded Omnicom Shares) as soon as practicable after the Omnicom Effective Time advising such holders of the effectiveness of the Omnicom Merger and the procedure for (i) in the case of shares of Omnicom Common Stock represented by an Omnicom Certificate, the surrender of such Omnicom Certificate for cancellation to the Escrow Agent in exchange for the Omnicom Merger Consideration, or (ii) in the case of shares of Omnicom Common Stock represented by Book-Entry Interests, providing instructions to the Escrow Agent to effect the transfer and cancellation of Book-Entry Interests in exchange for payment of the Omnicom Merger Consideration. The Omnicom Merger Transmittal Letter shall specify that delivery of Omnicom Certificates shall be effected, and risk of loss and title to the Omnicom Certificates shall pass, only upon delivery of the Omnicom Certificate to the Escrow Agent and shall otherwise contain such other terms and conditions as Omnicom and Holdco may reasonably specify.

(b) Merger Consideration. After the Omnicom Effective Time, and upon delivery to the Escrow Agent of (i) in the case of shares of Omnicom Common Stock represented by an Omnicom Certificate, such Omnicom Certificate or (ii) in the case of shares of Omnicom Common Stock represented by Book-Entry Interests, instructions authorizing transfer and cancellation of Book-Entry Interests, in each case, together with, the Omnicom Merger Transmittal Letter, duly executed and in proper form, with respect to such Omnicom Certificate or Book-Entry Interests and such other documents as may reasonably be required by the Escrow Agent, the holder of such Omnicom Certificates or Book-Entry Interests, as applicable, shall be entitled to receive in exchange therefor, and the Escrow Agent shall be required to deliver to each such holder (subject to Section 1.10(e)), (x) the number of Holdco Shares in respect of the aggregate Omnicom Merger Consideration that such holder is entitled to receive pursuant to Section 1.7 (after taking into account all shares of Omnicom Common Stock then held by such holder), and (y) any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 1.10(d) and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 1.10(c). The Omnicom Certificates so delivered and Book-Entry Interests that are the subject of such authorization shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon such transfer and cancellation of any Omnicom Certificates or Book-Entry Interests. The Holdco Shares issued and paid in accordance with the terms of this Section 1.10 upon conversion of any shares of Omnicom Common Stock (including any cash paid in lieu of fractional shares pursuant to Section 1.10(d)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Omnicom Common Stock. In the event of a transfer of ownership of any shares of Omnicom Common Stock that is not registered in the transfer records of Omnicom, the proper number of Holdco Shares may be transferred by the Escrow Agent to such a transferee if written instructions authorizing the transfer of the applicable Omnicom Certificate or the applicable Book-Entry Interests are presented to the Escrow Agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. If any Holdco Shares are to be delivered to a Person other than the holder in whose name any Omnicom Certificate or Book-Entry Interests are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of Holdco Shares to a Person other than the registered holder of any Omnicom Certificate or Book-Entry Interests, or shall establish to the satisfaction of Holdco or the Escrow Agent that such Tax has been paid or is not applicable. For the purposes of this Agreement, the term “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or Self-Regulatory Organization or other entity of any kind or nature. “Self-Regulatory Organization” means any U.S. or non-U.S. commission, board, agency or body that is not a Governmental Entity but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, electronic communication networks, insurance companies or agents, investment companies or investment advisers, including the NYSE and Euronext Paris.

(c) Distributions with Respect to Unexchanged Omnicom Shares; Voting. All Holdco Shares to be transferred to the Escrow Agent pursuant to Section 1.7 shall be deemed issued and outstanding as of the Omnicom Effective Time and whenever a dividend or other distribution is declared by Holdco in respect of Holdco Shares, the record date for which is at or after the Omnicom Effective Time, that declaration shall include dividends or other distributions in respect of all Holdco Shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Holdco Shares shall be paid to any holder of any Omnicom Certificate or Book-Entry Interests until the delivery, in the case of any Omnicom Certificate, or the instructions for transfer and cancellation, in the case of any Book-Entry Interests, in each case, provided in this Article I and in accordance with the terms of the Omnicom Merger Transmittal Letter, and such other documents as may reasonably be required by the Escrow Agent pursuant to Section 1.10, have been delivered to the Escrow Agent. Subject to the effect of applicable Laws, following delivery to the Escrow Agent of such Omnicom Certificate or instructions with respect to Book-Entry Interests, there shall be issued to the holder of Holdco Shares issued in exchange therefor, without interest, (A) at the time of such delivery of the Omnicom Certificate or such surrender or delivery of such instructions, the dividends or other distributions with a record date after the Omnicom Effective Time theretofore payable with respect to such Holdco Shares and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such Holdco Shares with a record date after the Omnicom Effective Time but with a payment date subsequent to surrender.

(d) Fractional Shares. No fractional Holdco Shares will be issued in the Omnicom Merger to any holder of shares of Omnicom Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Omnicom Common Stock converted pursuant to Section 1.7(a) who would otherwise have been entitled to receive a fraction of a share of Holdco Shares shall receive from the Escrow Agent, in lieu thereof, cash (without interest) in an amount representing such holder’s proportionate interest in the net proceeds from the sale by the Escrow Agent on behalf of all such holders of Holdco Shares which would otherwise be issued (the “Excess Omnicom Merger Shares”). The sale of the Excess Omnicom Merger Shares by the Escrow Agent shall be executed on the New York Stock Exchange (the “NYSE”), through one or more member firms of the NYSE, and shall be executed in round lots to the extent practicable. Until the net proceeds of such sale or sales have been distributed to such holders of shares of Omnicom Common Stock, the Escrow Agent shall hold such proceeds in trust for such holders (the “Fractional Interests Trust”). Holdco shall pay all commissions, transfer Taxes and other out-of-pocket transaction costs incurred in connection with such sale of the Excess Omnicom Merger Shares. The Escrow Agent shall determine the portion of the Fractional Interests Trust to which each holder of shares of Omnicom Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Fractional Interests Trust by a fraction, the numerator of which is the amount of fractional interests to which such holder of shares of Omnicom Common Stock is entitled and the denominator of which is the aggregate amount of fractional interests to which all holders of shares of Omnicom Common Stock are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Omnicom Common Stock in lieu of fractional interests, the Escrow Agent shall make available such amounts to such holders of shares of Omnicom Common Stock. Any such sale shall be made within ten Business Days or such shorter period as may be required by applicable Law after the Omnicom Effective Time.

(e) Termination of Exchange Fund and Fractional Interests Trust. Any portion of the Exchange Fund and Fractional Interests Trust that remains unclaimed by the former shareholders of Omnicom for 180 days after the Omnicom Effective Time shall be delivered to Holdco. Any former shareholders of Omnicom who have not theretofore complied with this Section 1.10 shall thereafter look only to Holdco for delivery of any Holdco Shares or Fractional Interests Trust of such shareholders and payment of any dividends and other distributions in respect of Holdco Shares of such shareholder payable and/or issuable pursuant to this Article I upon delivery to the Escrow Agent of the applicable Omnicom Certificate or written instructions for the transfer and cancellation of any Book-Entry Interests, in each case, without any interest thereon. Notwithstanding the foregoing, none of Holdco, Omnicom, Publicis, Merger Sub, the Escrow Agent or any other Person shall be liable to any former holder of shares of Omnicom Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

Section 1.11. Withholding. Each of Omnicom, Publicis, Holdco, the Surviving Corporation and the Escrow Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so withheld by Omnicom, Publicis, Holdco, the Surviving Corporation or the Escrow Agent, as the case may be and paid over to the appropriate Tax authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the recipient in respect of which such deduction and withholding was made.

ARTICLE II

GOVERNING DOCUMENTS AND

ADDITIONAL MATTERS CONCERNING HOLDCO GROUP

Section 2.1. Articles of Association and Rules for the Board of Directors; Organizational Documents of Subsidiaries of Holdco.

(a) Articles of Association and Rules for the Board of Directors. Prior to the Publicis Effective Time, the sole shareholder of Holdco shall (i) adopt the Amended and Restated Articles of Association of Holdco by notarial deed, substantially in the form attached hereto as Exhibit A and as otherwise set forth in this Agreement (the “Holdco Articles of Association”), and (ii) cause the Holdco Board to adopt the Rules for the Holdco Board, substantially in the form attached hereto as Exhibit B (the “Holdco Rules for the Board of Directors”), in each case to be in effect as of the Publicis Effective Time, or prior to the Publicis Effective Time if mutually agreed by Omnicom and Publicis. If, in connection with providing approval of the transactions contemplated by this Agreement, any Regulatory Authority or other Governmental Entity with jurisdiction in connection with obtaining any required approval for the transactions contemplated by this Agreement or otherwise requires an amendment or modification to (1) the form of Holdco Articles of Association, (2) the form of Holdco Rules for the Board of Directors, (3) the form of Governance Resolutions, or (4) the governance structure of Holdco and its Subsidiaries (together, following the consummation of the Mergers, the “Holdco Group”) contemplated by this Agreement to be in effect as of the Publicis Effective Time ((1) through (4), taken together, the “Corporate Governance Structure”), then Omnicom, Publicis and Holdco agree to amend or modify such forms or governance structure in a way that comes as close as possible to the balance of the Corporate Governance Structure contemplated by this Agreement as of the date hereof; provided that neither Omnicom nor Publicis shall be obligated to agree to any such amendment or modification (and, in such case, Holdco shall not implement any amendment or modification) if such amendment or modification would change in any material respect the balance of the Corporate Governance Structure contemplated by this Agreement as of the date hereof. The parties are in agreement and have been advised by their respective Dutch legal advisors that the powers and responsibilities of the Co-Chief Executive Officers of the Holdco Group contemplated by the Holdco Articles of Association and the Holdco Rules for the Board of Directors comply, as of the date hereof, with applicable Dutch Law in effect as of the date hereof (it being agreed that, to the extent that certain of such powers and responsibilities do not conform to the Dutch Corporate Governance Code, such deviations shall be disclosed and explained in Holdco’s annual report). “Regulatory Authority” means any and all relevant United States, Dutch, French, European Union and other foreign regulatory agencies or authorities, in each case only to the extent that such agency or authority has authority and jurisdiction in the particular context.

(b) Organizational Documents of Subsidiaries of Holdco. Subject to any required approval of any Regulatory Authority, the parties shall take all requisite action to cause the organizational documents of those entities that will be Subsidiaries of Holdco as of the Publicis Effective Time and as of the Omnicom Effective Time, as applicable, to be substantially in such form as agreed to by Omnicom and Publicis.

Section 2.2. Additional Matters Concerning the Holdco Group. Subject to the legal power of the Holdco Board or the shareholders of Holdco, from and after the Omnicom Effective Time, to determine otherwise and as set forth on Schedule II attached hereto, Holdco and Holdco Group shall undertake the following, and have the following characteristics, as of and after the Omnicom Effective Time:

(a) Holdco. Holdco, having its legal domicile in Amsterdam, the Netherlands, shall, following the consummation of the Mergers, serve as a holding company for the combined businesses of Omnicom and Publicis. Since the Holdco Formation, Holdco shall comply and, following the completion of the transactions contemplated by this Agreement, will continue to comply with the technical matters set forth on Schedule II attached hereto.

(b) Exchange Listing and Ticker Symbol. Prior to the Publicis Effective Time, Omnicom and Publicis shall use their respective reasonable best efforts to cause the Holdco Shares to be issued in the Mergers and the other Holdco Shares to be reserved for issuance upon exercise of the Holdco Stock Awards pursuant to this Agreement to be approved for listing on the NYSE and Euronext Paris under the current Omnicom ticker symbol (except, as required to be modified for purposes of Euronext Paris), subject, in each case, to official notice of issuance, prior to the Closing Date. If at any time prior to the Publicis Effective Time any of the parties discover that an amendment or supplement to documents or other information filed with the NYSE or Euronext Paris should be filed so that any such documents or information would not include any misstatement of a material fact or any omission of any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that makes such discovery shall promptly notify the other parties hereto and an appropriate amendment or supplement shall be filed with the NYSE and Euronext Paris, as applicable, and, to the extent required by applicable Law, such information shall be made public.

(c) Inclusion of Holdco Shares in Indices. Prior to the Publicis Effective Time, Omnicom and Publicis shall use their respective reasonable best efforts to seek the inclusion after the Omnicom Effective Time of the Holdco Shares in the S&P500 index and the CAC 40.

(d) Corporate Name. As of each of the Publicis Effective Time and the Omnicom Effective Time, the name of Holdco shall be “Publicis Omnicom Group N.V.”, as reflected in the Holdco Articles of Association.

(e) Integration Committee. Subject to and in compliance with applicable Laws, including Laws regarding the exchange of information and other Laws regarding competition, as promptly as practicable following the date hereof, the Chief Executive Officers of each of Omnicom and Publicis shall form a committee, co-chaired by the Chief Executive Officers of each of Omnicom and Publicis and with such other members, if any, as they shall mutually agree (provided that such committee shall consist of an equal number of representatives of Omnicom and Publicis) to address matters of integration with respect to the businesses of Omnicom and Publicis and their respective Subsidiaries and coordinate the efforts of Omnicom and Publicis and their respective Subsidiaries with respect to the post-Closing pursuit of available opportunities for synergies in the best interests of the Holdco Group. Among other duties, the committee shall implement a shared services organization and a common production platform model as per the understanding of the parties’ respective Chief Executive Officers.

ARTICLE III

BOARD AND MANAGEMENT AT THE PUBLICIS EFFECTIVE TIME

Section 3.1. Board of Directors and Board Committees of Holdco; Management of the Holdco Group.

(a) Unless otherwise agreed by Omnicom and Publicis, the parties hereto shall cause the Holdco Board to consist, at the Publicis Effective Time, of sixteen members, of which two will be executive directors and fourteen will be non-executive directors. Such Holdco Board shall be comprised of: (i) as executive directors (x) the Chief Executive Officer of Omnicom as of immediately prior to the Publicis Effective Time (who shall be a Co-Chief Executive Officer of Holdco as of immediately after the Publicis Effective Time); and (y) the Chief Executive Officer of Publicis as of immediately prior to the Publicis Effective Time (who shall be a Co-Chief Executive Officer of Holdco as of immediately after the Publicis Effective Time); and (ii) as non-executive directors, (x) the Chairman of the Omnicom Board as of immediately prior to the Publicis Effective Time (who shall be the non-executive Chairman of the Holdco Board as of immediately after the Publicis Effective Time) and six other individuals from the Omnicom Board as of immediately prior to the Publicis Effective Time and designated by Omnicom (in addition to the Omnicom Chief Executive Officer as of immediately prior to the Publicis Effective Time) and (y) the Chairperson of the Supervisory Board of Publicis as of immediately prior to the Publicis Effective Time (who shall be the non-executive Vice-Chairperson of the Holdco Board as of immediately after the Publicis Effective Time) and six other individuals from the Publicis Board as of immediately prior to the Publicis Effective Time and designated by Publicis (in addition to the Publicis Chief Executive Officer as of immediately prior to the Publicis Effective Time). The parties agree that, of the seven non-executive directors so appointed by each of Omnicom and Publicis, at least six of such individuals appointed by each party shall qualify as “independent directors” under the applicable rules of the NYSE and Euronext Paris.

(b) At the Publicis Effective Time, the Holdco Board shall constitute the following committees of the Holdco Board, each of which shall consist of an equal number of members of the Holdco Board designated by each of Omnicom and Publicis, in each case subject to applicable legal and regulatory requirements (including listing standards of applicable Self-Regulatory Organizations): (i) the Audit Committee, (ii) the Nominating and Corporate Governance Committee, (iii) the Compensation Committee, and (iv) the Finance Committee. As of the Effective Time, the Nominating and Corporate Governance Committee and Finance Committee shall be chaired by members of the Holdco Board designated by Publicis, and the Audit Committee and Compensation Committee shall be chaired by members of the Holdco Board designated by Omnicom.

Section 3.2. Management of the Holdco Group. Prior to the Publicis Effective Time, the parties shall cause the sole shareholder of Holdco and the Holdco Board to adopt a resolution substantially in the form of Schedule III attached hereto, which shall contain resolutions that contemplate, among other things, (a) the appointments to the Holdco Board and the Holdco Board committees, and (b) the appointment of each of the Chief Executive Officer of Publicis as of immediately prior to the Publicis Effective Time and the Chief Executive Officer of Omnicom as of immediately prior to the Publicis Effective Time, as Co-Chief Executive Officers of Holdco (the “Governance Resolutions”), in each case, with such changes as may be agreed to in writing by Omnicom and Publicis prior to the Publicis Effective Time and subject to any amendments that may be required in view of resignations, removals and other changes determined by Omnicom, in the case of the individuals designated by Omnicom, or by Publicis, in the case of the individuals designated by Publicis.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.1. Representations and Warranties of Omnicom and Publicis. Except as set forth (1) in the case of any representation and warranty made by Omnicom, in the disclosure letter dated as of the date hereof, delivered to Publicis by Omnicom on or prior to entering into this Agreement (the “Omnicom Disclosure Letter”) and except as disclosed in any report, schedule, form, statement or other document of Omnicom filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) on the Business Day immediately preceding the date hereof and on or after December 31, 2011 and publicly available on the date hereof on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) (collectively, the “Omnicom Reports”) (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of any Omnicom Reports or any other disclosure in any Omnicom Report to the extent that such disclosure is predictive or forward-looking in nature), and (2) in the case of any representation and warranty made by Publicis, in the disclosure letter dated as of the date hereof, delivered to Omnicom by Publicis on or prior to entering into this Agreement (the “Publicis Disclosure Letter”) and except as disclosed in (x) any annual report or registration document of Publicis issued on the Business Day immediately preceding the date hereof and on or after December 31, 2011, (y) any investor communication or press release required to be made by any applicable Law, Regulatory Authority or any Self-Regulatory Organization and that is disseminated on the Business Day immediately preceding the date hereof and on or after December 31, 2011 via the “Investor Relations” or “Press Room” sections of the Publicis website (regardless whether filed with the AMF), or (z) any report, schedule, form, statement or other document filed with the French financial markets authority (Autorité des marchés financiers) (the “AMF”) or the French Registry of Commerce and Companies (Registre de commerce et des sociétés) on the Business Day immediately preceding the date hereof and on or after December 31, 2011 and, in each of cases (x), (y) and (z), only if such annual report, registration document, communication, release or other report, schedule, form, statement or document is publicly available on the Business Day immediately preceding the date hereof on the “Investor Relations” or “Press Room” sections of the website of Publicis or on the website of the AMF ((x), (y) and (z), collectively, the “Publicis Reports”)

(other than disclosures in the “Risk Factors,” “Forward Looking Statements” or “Risk Report” sections of any Publicis Report or any other disclosure in any Publicis Report to the extent that such disclosure is predictive or forward-looking in nature), each of Omnicom and Publicis hereby represents and warrants to the other as set forth in this Section 4.1; provided that any representation or warranty in this Section 4.1 that relates (i) specifically to Omnicom or its Subsidiaries shall be deemed to be a representation or warranty made only by Omnicom to Publicis or (ii) specifically to Publicis or its Subsidiaries shall be deemed to be a representation or warranty made only by Publicis to Omnicom.

(a) Organization, Good Standing and Qualification. Such party is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the laws of its jurisdiction of organization. Each of such party’s Subsidiaries is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the laws of its respective jurisdiction of organization, except where the failure to be so organized, existing and in good standing when taken together with all other such failures, individually or in the aggregate, (x) has not had and is not reasonably expected to have a Material Adverse Effect on such party and (y) is not reasonably expected to prevent or materially impair or delay the consummation of the Mergers or any of the other transactions contemplated by this Agreement. Each of such party and its Subsidiaries has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, (x) has not had and is not reasonably expected to have a Material Adverse Effect on such party and (y) is not reasonably expected to prevent or materially impair or delay the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

“Material Adverse Effect” on Omnicom, Publicis or, following the consummation of the transactions contemplated by this Agreement, Holdco, as applicable, means any fact, circumstance, effect, change, event or development that materially adversely affects the business, financial condition or results of operations of the Omnicom Group, the Publicis Group or, following the consummation of the transactions contemplated by this Agreement, the Holdco Group, respectively; provided, however, that the following shall not be considered in determining whether a Material Adverse Effect has occurred:

(A) any change or development in general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States, France or any other jurisdiction, except to the extent that such change or development affects the Omnicom Group, the Publicis Group or the Holdco Group, respectively, in a materially disproportionate manner relative to other businesses operating in the industries in which the Omnicom Group, the Publicis Group or the Holdco Group, respectively, operate;

(B) any change or development to the extent resulting from the execution and delivery of this Agreement or the public announcement, pendency or consummation of the Mergers or any of the other transactions contemplated by this Agreement (in the case of execution and delivery of this Agreement, or consummation, other than for purposes of any representation or warranty contained in Sections 4.1(d) or (e)), including shareholder litigation and the impact of such changes or developments on the relationships, contractual or otherwise, of such party or any of its Subsidiaries with employees, labor unions, clients, customers, suppliers or partners;

(C) any change or development to the extent resulting from any failure of the Omnicom Group, the Publicis Group or the Holdco Group, respectively, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect);

(D) any change, in and of itself, in the market price, credit rating (with respect to such party or its securities) or trading volume of such party’s securities (it being understood that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect);

(E) any change in applicable Law, regulation or GAAP or IFRS (or, in each case, authoritative interpretation thereof), except to the extent that such change or development affects the Omnicom Group, the Publicis Group or the Holdco Group, respectively, in a materially disproportionate manner relative to other businesses operating in the industries in which the Omnicom Group, the Publicis Group or the Holdco Group, respectively, operate;

(F) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent that such change or development affects the Omnicom Group, the Publicis Group or the Holdco Group, respectively, in a materially disproportionate manner relative to other businesses operating in the industries in which the Omnicom Group, the Publicis Group or the Holdco Group, respectively, operate;

(G) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent that such change or development affects the Omnicom Group, the Publicis Group or the Holdco Group, respectively, in a materially disproportionate manner relative to other businesses operating in the industries in which the Omnicom Group, the Publicis Group or the Holdco Group, respectively, operate; or

(H) any change or development to the extent resulting from any action by any member of the Omnicom Group, the Publicis Group or the Holdco Group, respectively, that is expressly required to be taken by this Agreement.

“Omnicom Group” means Omnicom and its Subsidiaries, taken as a whole.

“Publicis Group” means Publicis and its Subsidiaries, taken as a whole.

“Subsidiary” means, with respect to any Person, any entity (including a subsidiary (dochtermaatschappij) within the meaning of Section 2:24a of the Dutch Civil Code), whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries.

(b) Capitalization.

(i) The authorized capital stock of Omnicom consists of 1,000,000,000 shares of Omnicom Common Stock and 7,500,000 shares of preferred stock, par value $1.00 per share (the “Omnicom Preferred Stock”). At the close of business on July 23, 2013, (A) 260,945,778 shares of Omnicom Common Stock were issued and outstanding, (B) no shares of Omnicom Preferred Stock were issued and outstanding, (C) 140,016,634 shares of Omnicom Common Stock were held in treasury by Omnicom, (D) approximately 4,600,000 shares of Omnicom Common Stock may be issuable upon conversion of Omnicom’s Convertible Notes due 2032 (the “Omnicom Convertible Notes”) (none of which are convertible as of the date hereof), (E) 39,993,420 shares of Omnicom Common Stock were reserved and available for issuance pursuant to the Omnicom Stock Plans, of which (1) 2,887,680 shares were issuable upon exercise of outstanding Omnicom Stock Options and (2) 4,040,937 shares were issuable in connection with outstanding Omnicom Equity Rights and (F) 9,251,734 shares of Omnicom Common Stock were reserved and available for issuance pursuant to the Omnicom ESPP. From the close of business on July 23, 2013 to the date of this Agreement, there have been no issuances by Omnicom of shares of capital stock or voting securities of, or other equity interests in, Omnicom, other than the issuance of Omnicom Common Stock in connection with the Omnicom ESPP, upon the exercise of Omnicom Stock Options or upon the vesting or settlement of Omnicom Equity Rights, in each case outstanding at the close of business on July 23, 2013 and in accordance with their terms in effect at such time.

(ii) Each of the outstanding shares of capital stock or other equity interests in Omnicom are duly authorized, validly issued, fully paid and non-assessable. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Omnicom to issue or sell any shares of capital stock or other equity interests of Omnicom or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of Omnicom, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(iii) Each of the outstanding shares of capital stock or other equity interests in each of Omnicom’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and, except as has not had and is not reasonably expected to have a Material Adverse Effect on Omnicom, owned by Omnicom or by a direct or indirect wholly owned subsidiary of Omnicom. All shares of capital stock or other equity interests in each of Omnicom’s Subsidiaries owned by Omnicom or by a direct or indirect wholly owned subsidiary of Omnicom are free and clear of any lien, pledge, security interest, claim or other encumbrance (“Lien”). Except as set forth above or as has not had and is not reasonably expected to have a Material Adverse Effect on Omnicom, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Omnicom or any of its Subsidiaries to issue or sell any shares of capital stock or other equity interests of any Omnicom Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of any Omnicom Subsidiary, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(iv) As of July 16, 2013, the share capital of Publicis amounts to €84,550,256.40 and consists of 211,375,641 Publicis Shares. At the close of business on June 30, 2013, (A) 197,996,243 Publicis Shares were issued and outstanding, (B) 12,017,896 Publicis Shares were held in treasury by Publicis, (C) 18,245,828 Publicis Shares were issuable upon conversion of (1) Publicis’ 16-year OCÉANE due 2018 (the “Publicis 2018 OCÉANE”) and (2) Publicis’ 20-year ORANEs due 2022 (the “Publicis ORANEs” and, together with the Publicis 2018 OCÉANE, the “Publicis Convertible Notes”), (D) 12,918,704 Publicis Shares were reserved and available for issuance pursuant to the Publicis Stock Plans, of which (1) 8,284,593 Publicis Shares were issuable upon exercise of outstanding Publicis Options and (2) 4,634,111 Publicis Shares were issuable in connection with outstanding Publicis Equity Rights and (E) 5,602,699 Publicis Shares were reserved and available for issuance upon the exercise of outstanding warrants detached from the bonds with warrants (obligations à bons de souscription d’actions) issued on 25 September 2002 (the “Publicis Warrants”). From the close of business on June 30, 2013 to the date of this Agreement, there have been no issuances by Publicis of shares of capital stock or voting securities of, or other equity interests in, Publicis, other than (x) the issuance of Publicis Shares upon the conversion of Publicis Convertible Notes, upon the exercise of Publicis Stock Options, upon the vesting or settlement of Publicis Equity Rights or upon the exercise of Publicis Warrants, in each case outstanding at the close of business on June 30, 2013 and in accordance with their terms in effect at such time and (y) the issuance on July 5, 2013 of 1,361,502 Publicis Shares in part payment of the €0.90 dividend per Publicis Share to those shareholders who elected to receive the dividend in Publicis Shares.

(v) Each of the outstanding shares of capital stock or other equity interests in Publicis are duly authorized, validly issued, fully paid and non-assessable. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Publicis to issue or sell any shares of capital stock or other equity interests of Publicis or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of Publicis, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(vi) Each of the outstanding shares of capital stock or other equity interests of each of Publicis’ Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and, except as has not had and is not reasonably expected to have a Material Adverse Effect on Publicis, owned by Publicis or by a direct or indirect wholly owned Subsidiary of Publicis. All shares of capital stock or other equity interests in each of Publicis’ Subsidiaries owned by Publicis or by a direct or indirect wholly owned subsidiary of Publicis are free and clear of any Lien. Except as set forth above or as has not had and is not reasonably expected to have a Material Adverse Effect on Publicis, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Publicis or any of its Subsidiaries to issue or sell any shares of capital stock or other equity interests of any Publicis Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of any Publicis Subsidiary, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(c) Corporate Authority.

(i) Omnicom has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Omnicom Merger and the other transactions contemplated hereby, subject only, in the case of the Omnicom Merger, to the approval and adoption of this Agreement and the Omnicom Merger by a vote of the holders of two-thirds of the outstanding shares of Omnicom Common Stock entitled to vote thereon (the “Omnicom Requisite Vote”). This Agreement is a valid and binding agreement of Omnicom enforceable against Omnicom in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). The Omnicom Board: (A) has unanimously approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Omnicom Merger and the Omnicom Transaction Dividend; (B) has unanimously determined, subject to applicable Law, to recommend that the Omnicom shareholders adopt this Agreement and the transactions contemplated by this Agreement; and (C) has received the opinion of its financial advisor, Moelis & Company, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Omnicom Exchange Ratio, together with the Company Dividend (as defined in such opinion), is fair, from a financial point of view, to the holders of shares of Omnicom Common Stock (other than holders of Excluded Omnicom Shares), a copy of which opinion will be delivered to Publicis promptly following the execution and delivery of this Agreement. It is agreed and understood that such opinion is for the benefit of the Omnicom Board and may not be relied on by Publicis.

(ii) Publicis has all requisite company power and authority and has taken all company action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Publicis Merger and the other transactions contemplated hereby, subject only, in the case of the Publicis Merger, to the approval of the Cross-Border Merger Terms and the Publicis Merger by a vote of the holders of two-thirds of the voting rights attached to the Publicis Shares present at a meeting of the shareholders of Publicis in which at least twenty-five percent of the Publicis Shares are represented, and, in the case of the Publicis Transaction Dividend, to the approval of the Publicis Transaction Dividend by a vote of the holders of a majority of the voting rights attached to the Publicis Shares present at a meeting of the shareholders of Publicis in which at least a quorum is represented (collectively, the “Publicis Requisite Vote”). This Agreement is a valid and binding agreement of Publicis, enforceable against Publicis in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. The Publicis Board: (A) has unanimously approved the transactions contemplated by this Agreement, including the Publicis Merger and the Publicis Transaction Dividend (subject to the approval by the Publicis Board of the Cross-Border Merger Terms pursuant to Section 5.3(a)); and (B) has unanimously determined that, subject to applicable Law, to recommend that the Publicis shareholders approve the Cross-Border Merger Terms and the transactions contemplated thereby and by this Agreement.

(d) No Conflicts. Neither the execution and delivery by such party of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Mergers and the other transactions contemplated hereby, (i) will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of such party or any of its Subsidiaries (with or without the giving of notice or the lapse of time or both) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract or Permit, or result in any change in the rights or obligations of any party under any Contract or Permit, in each case to which such party or any of its Subsidiaries is a party or by which such party or any of its Subsidiaries or any of their respective assets is bound, or (ii) will result in any breach or violation of, or a default under, the provisions of the Organizational Documents of such party or any of its Subsidiaries, or any Law applicable to it, except (in the case of clause (i)) for the respective rights of Creditors under French and Dutch Laws and such conflicts, breaches, violations, defaults, payments, accelerations, creations, permissions or changes that, individually or in the aggregate, (x) have not had and are not reasonably expected to have a Material Adverse Effect on such party and (y) are not reasonably expected to prevent or materially impair or delay the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

“Contract” means, with respect to any Person, any agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation, written or oral, to which such Person or any of its Subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject, other than any Benefit Plan.

“Organizational Documents” means, with respect to any Person, the certificate of incorporation, articles of association, limited liability company agreement, bylaws or similar organizational documents of such Person.

(e) Governmental Approvals and Consents. Other than (i) the filings and/or notices under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), (ii) the filings and/or notices under Council Regulation (EC) 139/2004 of the European Community, and (iii) other merger control or competition law filings and/or notices, and filings and/or notices under foreign investment laws or regulations, in each case including those set forth on Section 4.1(e) of each of the Omnicom Disclosure Letter and the Publicis Disclosure Letter (subsections (i), (ii) and (iii), collectively, the “Competition Approvals”), (iv) the approvals and consents to be obtained from the SEC, the AMF or the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) (the “AFM”), (v) the filing of the Publicis Deed of Merger, (vi) the filing of the Certificate of Merger, (vii) as required in order to comply with state or other local securities, takeover and “blue sky” laws, (viii) a ruling (agrément) granted by the French ministry of budget as referred to in Section 6.1(i)(ii) and (ix) such other authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions that, if not obtained, made or given, individually or in the aggregate, (x) are not reasonably expected to have a Material Adverse Effect on such party and (y) are not reasonably expected to prevent or materially impair or delay the consummation of the Mergers or any of the other transactions contemplated by this Agreement, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by such party or any of its Subsidiaries with, or obtained by such party or any of its Subsidiaries from, any governmental or regulatory authority, agency, commission, body or other governmental or regulatory entity, U.S. or non-U.S., French, Dutch, national or supra-national, state or local, including the SEC and the other Regulatory Authorities (“Governmental Entity”) or any Self-Regulatory Organization, in connection with the execution and delivery by such party of this Agreement, the performance by such party of its obligations hereunder and the consummation of the transactions contemplated hereby.

(f) Reports; Financial Statements; Internal Control and Disclosure Control.

(i) Each of the Omnicom Reports and Publicis Reports were filed in a timely manner and in material compliance with all applicable Laws and other requirements applicable thereto. As of their respective dates (or if amended prior to the date hereof, as of the date of such amendment), the Omnicom Reports and the Publicis Reports complied in all material respects with the requirements under applicable Law regarding the accuracy and completeness of the disclosures contained therein.

(ii) All of the audited consolidated financial statements and unaudited consolidated interim financial statements of Omnicom and its consolidated Subsidiaries included in the Omnicom Reports (collectively, the “Omnicom Financial Statements”) (x) fairly present in all material respects the consolidated financial position and the results of operations, cash flows and changes in shareholders’ equity of Omnicom and its consolidated Subsidiaries as of the dates and for the periods referred to therein and (y) have been or will be, as the case may be, prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature).

(iii) All of the audited consolidated financial statements and unaudited consolidated interim financial statements of Publicis and its consolidated Subsidiaries included in the Publicis Reports (the “Publicis Financial Statements”) (x) fairly present in all material respects the consolidated financial position and the results of operations, cash flows and changes in shareholders’ equity of Publicis and its consolidated Subsidiaries as of the dates and for the periods referred to therein and (y) have been or will be, as the case may be, prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature).

(iv) Each of Omnicom and Publicis maintains a system of accounting and internal controls effective to provide reasonable assurances regarding the reliability of the consolidated financial reporting and the preparation of the consolidated financial statements of such party and its consolidated Subsidiaries in accordance in all material respects with U.S. GAAP and the rules and regulations of the SEC, in the case of Omnicom, and in all material respects with IFRS and the rules and regulations of the AMF, in the case of Publicis. Based on its most recent evaluation of internal control prior to the date hereof, such party has disclosed to its auditors and the audit committee of the Omnicom Board or the Publicis Board, as applicable, (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect such party’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in such party’s internal control over financial reporting and any such disclosures have been made available to the other party. Such party is not an “ineligible issuer” as such term is defined in Rule 405 under the Securities Act.

(g) Absence of Certain Changes. Except as disclosed in the most recent audited Omnicom Financial Statements (in the case of Omnicom) or the most recent audited Publicis Financial Statements (in the case of Publicis), since December 31, 2012, such party and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses consistent with past practice and there has not been any change or development that, individually or in the aggregate, (x) has had or is reasonably expected to have a Material Adverse Effect on such party or (y) is reasonably expected to prevent or materially impair or delay the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

(h) Compliance. Neither such party nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any federal, state or local law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, writ, franchise, variance, exemption, approval, license or permit in the United States, France or elsewhere (each, a “Law” and collectively “Laws”) of any Governmental Entity or Self-Regulatory Organization or (ii) any Contract to which such party or any of its Subsidiaries is a party or by which such party or any of its Subsidiaries or its or any of their respective properties is bound or affected, except in each of clauses (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on such party. Each of such party and its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals (together, “Permits”) of all Governmental Entities necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party. All Permits held by such party and its Subsidiaries are valid and in full force and effect, expect where the failure of any such Permits to be valid or in full force and effect, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party.

(i) Litigation and Liabilities. There are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of such party, threatened against such party, any of its Subsidiaries or any of their respective directors or officers in their capacity as such or (ii) except as disclosed in the most recent audited Omnicom Financial Statements (in the case of Omnicom) or the most recent audited Publicis Financial Statements (in the case of Publicis), obligations or liabilities, whether accrued, contingent or otherwise and whether required to be disclosed, including those relating to, or any other facts or circumstances of which, to the knowledge of Omnicom or Publicis, as applicable, could result in any claims against, or obligations or liabilities of, such party, any of its Subsidiaries or any of their respective directors or officers in their capacity as such, except, in case of either clause (i) or (ii), for those that, individually or in the aggregate, (x) have not had and are not reasonably expected to have a Material Adverse Effect on such party and (y) are not reasonably expected to prevent or materially impair or delay the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

(j) Employee Benefits.

(i) As used in this Agreement, the term “Benefit Plans” means all benefit and compensation plans, contracts, policies or arrangements covering current or former employees of such party and its Subsidiaries and current or former directors or consultants of such party and its Subsidiaries, including pension, retirement, profit-sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and other employee benefit plans or fringe benefit plans. All non-government sponsored Benefit Plans containing unfunded actuarial benefit obligations in excess of $200,000,000 (determined on the basis of the methodologies and assumptions utilized in the most recent Omnicom Financial Statements or Publicis Financial Statements, as applicable) are disclosed in the most recent Omnicom Financial Statements or otherwise listed in Section 4.1(j) of the Omnicom Disclosure Letter (in the case of Omnicom) or disclosed in the most recent Publicis Financial Statements or otherwise listed in Section 4.1(j) of the Publicis Disclosure Letter (in the case of Publicis).

(ii) Except as, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party, (A) each Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, (B) all Benefit Plans intended to qualify for special tax treatment meet all requirements for such treatment, and (C) all Benefit Plans required to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(iii) Except as, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party, there has been no amendment to, announcement by such party or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(iv) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (A) entitle any directors, officers, employees or other service providers of such party and its Subsidiaries to additional compensation or to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans, (C) accelerate the time of payment or vesting of the Omnicom Stock Awards (in the case of Omnicom) or the Publicis Stock Awards (in the case of Publicis), or (D) limit or restrict the right of such party or, after the consummation of the Mergers or any other transactions contemplated hereby, Holdco to merge, amend or terminate any of the Benefit Plans.

(v) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event, result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) of such party that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code or otherwise.

(k) Tax Matters. Other than with respect to clauses (vii) and (ix) below, except as, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party:

(i) Each of Omnicom and Publicis and each of their Subsidiaries (A) has timely filed, taking into account any extensions, all Tax Returns required to have been filed and such Tax Returns are accurate and complete in all respects and have been prepared in compliance with applicable Tax Laws; and (B) has timely paid all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings. No deficiency for any Tax has been asserted or assessed by a Tax authority against Omnicom or any of its Subsidiaries (in the case of Omnicom) or Publicis or any of its Subsidiaries (in the case of Publicis) which deficiency has not been paid or is not being contested in good faith in appropriate proceedings (including the provision of adequate Tax reserves).

(ii) No Tax Return of such party or any of its Subsidiaries is under audit or examination by any Tax authority, and no written notice of such an audit or examination has been received by such party or any of its Subsidiaries. No requests for waivers of the time to assess any Taxes are pending. There are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any Tax Return, the assessment or collection thereof by any relevant Tax authority or the payment of any Tax by such party or any of its Subsidiaries. No other procedure, proceeding or contest of any refund or deficiency in respect of Taxes is pending in or on appeal from any Governmental Entity.

(iii) Each of such party and each of such party’s Subsidiaries has complied in all respects with all applicable Laws relating to the withholding, collection and remittance of Taxes and other deductions required to be withheld and paid over to the proper Tax authority.

(iv) No party or any of its Subsidiaries has requested or received a ruling from any Tax authority or signed a closing or other agreement with any Tax authority.

(v) Other than for Taxes not yet due and delinquent or that are being contested in good faith in appropriate proceedings, there are no Liens with respect to Taxes against any of the assets of such party or any of its Subsidiaries. No written claim has been received by such party or any of its Subsidiaries from a Tax authority in a jurisdiction where such entity does not file Tax Returns that it is or may be subject to taxation by such jurisdiction. Neither such party nor any of its Subsidiaries has a permanent establishment or is resident for Tax purposes outside of its jurisdiction or territory of incorporation or formation.

(vi) Neither such party nor any of its Subsidiaries is a party to or is otherwise bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among such party and any of its wholly owned Subsidiaries). The Tax costs associated with the breaking up of the Publicis Tax Group as a result of the Publicis Merger were not in excess of the amount set forth in Section 4.1(k)(vi) of the Publicis Disclosure Letter as of December 31, 2012. For purposes of this paragraph, the “Publicis Tax Group” means the French tax consolidated group headed by Publicis pursuant to Article 223 A et seq. of the French Tax Code.

(vii) Within the past three years, neither such party nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(viii) Neither such party nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” within the meaning of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state or foreign Law).

(ix) Neither such party nor any of its Subsidiaries has taken any action, has failed to take any action, or knows of any fact or circumstance relating to the Mergers that would reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

(x) Neither Omnicom nor Publicis, nor any of their Subsidiaries beneficially owns shares or other equity interests in the other party.

(xi) As used in this Agreement, (A) the term “Tax” (including the plural form “Taxes” and, with correlative meaning, the terms “Taxable” and “Taxation”) means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts, and (B) the term “Tax Return” means all Tax returns, declarations, statements, reports, claims for refund, schedules, forms and information returns and any amended Tax return relating to Taxes.

(l) Labor Matters.

(i) Each party is in compliance with all Laws and collective bargaining agreements applicable to it respecting employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance has not had, and is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Omnicom or Publicis, as applicable. There is not pending nor, to the knowledge of Omnicom or Publicis, as applicable, threatened, nor has there been during the past three years, any material labor strike, dispute, walk-out, work stoppage, slow-down or lockout (“Strikes”) involving such party or any of its Subsidiaries, except for any general Strikes that are not directed exclusively at such party or any of its Subsidiaries.

(ii) As of date hereof, each party and its Subsidiaries have consulted with or informed, as applicable, each trade union, works council or employee representative body with respect to which such party or any of its Subsidiaries was subject to any requirement or local custom to inform or consult in connection with the transactions contemplated by this Agreement. Neither party is subject to any requirement or local custom to provide employee representation on its board of directors or similar governing body or on the Holdco Board.

(iii) Neither such party is in material noncompliance with any requirement to inform or consult with any trade union, works council or employee representative body with respect to the transactions contemplated by this Agreement.

(m) Material Contracts. Except as, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on Omnicom or Publicis, as applicable, neither Omnicom nor Publicis, as applicable, nor any of its Subsidiaries is in breach of or default under the terms of any Material Contract, and no event has occurred that (with or without notice or lapse of time or both) is reasonably expected to result in a breach or default under any Material Contract. To the knowledge of Omnicom or Publicis, as applicable, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default has had, or is reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Omnicom or Publicis, as applicable. Except as, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on Omnicom or Publicis, as applicable, each Material Contract is a valid and binding obligation of Omnicom or Publicis, as applicable, or any of its Subsidiaries which is party thereto and, to the knowledge of Omnicom or Publicis, as applicable, each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Bankruptcy and Equity Exception.

“Material Contract” shall mean any Contract to which Omnicom or Publicis, as applicable, or any of its respective Subsidiaries, is a party or bound as of the date hereof that:

(A) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (regardless of whether or not Publicis is subject to Item 601(b)(10) of Regulation S-K of the SEC);

(B) (1) involves committed expenditures by such party or any of its Subsidiaries in excess of $100,000,000 in the aggregate on or after the date of this Agreement, or (2) involves the disposition of any assets or line of business of Omnicom or Publicis with a fair market value in excess of $20,000,000, as applicable, or its Subsidiaries (or, after the Omnicom Effective Time, Holdco or its Subsidiaries) or any of their respective affiliates; or

(C) that (1)(x) has an aggregate principal amount, or provides for an aggregate obligation, in excess of $20,000,000 evidencing indebtedness for borrowed money, (y) guarantees any indebtedness of a third party in excess of $20,000,000, or (z) contains a covenant restricting the payment of dividends in excess of $30,000,000, or (2) has the economic effect of any of the items set forth in the foregoing clause (1).

(n) Intellectual Property.

(i) For the purposes of this Agreement, “Intellectual Property” means all inventions, discoveries, patents, patent applications, registered and unregistered trademarks and service marks and all goodwill associated therewith and symbolized thereby, trademark applications and service mark applications, Internet domain names, registered and unregistered copyrights (including databases and other compilations of information), confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists, computer software programs, and all other intellectual property and proprietary rights.

(ii) Except as, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on such party, (A) such party and/or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or necessary to the operation of the business of such party and its Subsidiaries as currently conducted (the “Material Intellectual Property”) and (B) the consummation of the transactions contemplated by this Agreement will not alter or impair such rights.

(iii) Except as, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on such party, the conduct of the business of such party as currently conducted does not infringe upon any Intellectual Property rights or any other proprietary right of any Person. To the knowledge of Omnicom or Publicis, as applicable, there is no unauthorized use, infringement or misappropriation or other violation of Material Intellectual Property by any Person, including any employee of such party or any of its Subsidiaries, except as, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party.

(iv) Except as, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on such party, the IT Assets of such party operate and perform in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by such party and its Subsidiaries in connection with the business of such party and its Subsidiaries as currently conducted.

(v) “IT Assets” means, with respect to Publicis or Omnicom, computers, computer software, firmware, middleware, servers,

workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and all associated documentation, used in the business of Publicis or Omnicom, as applicable, and its Subsidiaries as currently conducted.

(o) Properties and Assets. Such party and its Subsidiaries have good and valid title to their owned assets and properties, or in the case of assets and properties they lease, license, or have other rights in, good and valid rights by lease, license or other agreement to use, all assets and properties (in each case, tangible and intangible) necessary and desirable to permit such party and its Subsidiaries to conduct their respective businesses as currently conducted, except, in each case, which, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party. The assets and properties (in each case, tangible or intangible) owned or used by such party and its Subsidiaries are in satisfactory condition for their continued use as they have been used and are adequate for their current use, subject to reasonable wear and tear, except, in each case, which, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on such party.

(p) Environmental Matters. To the knowledge of such party, except as, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on such party, (i) such party and its Subsidiaries hold, and are in compliance with all permits, licenses, registrations and other governmental authorizations required under all applicable foreign, federal, state and local statutes, rules, regulations, ordinances, orders or decrees relating to contamination, pollution or protection of human health, natural resources or the environment (“Environmental Laws”) for such party to conduct its operations (“Environmental Permits”), and are in compliance with all applicable Environmental Laws and, to the knowledge of such party, there is no condition that would reasonably be expected to prevent or interfere with compliance with all applicable Environmental Laws and all applicable Environmental Permits in the future, (ii) such party and its Subsidiaries have not received any written notice, claim, demand, action, suit, complaint, proceeding or other communication by any Person alleging any violation of, or any actual or potential liability under, any Environmental Laws (an “Environmental Claim”), and such party has no knowledge of any pending or threatened Environmental Claim, (iii) no hazardous, dangerous or toxic substance, including without limitation, petroleum (including crude oil or any fraction thereof), asbestos and asbestos-containing materials, polychlorinated biphenyls, radon, fungus, mold, urea-formaldehyde insulation or any other material that is regulated pursuant to any Environmental Laws or that could result in liability under any Environmental Laws has been generated, transported, treated, stored, installed, disposed of, arranged to be disposed of, released or threatened to be released at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used by such party or its Subsidiaries, in violation of, or in a manner or to a location that could give rise to liability to such party or its Subsidiaries under Environmental Laws, and (iv) such party and its Subsidiaries have not assumed, contractually or by operation of Law, any liabilities or obligations under or relating to any Environmental Laws.

(q) Anti-Corruption and Trade Sanctions.

(i) To the knowledge of such party, none of such party, such party’s Subsidiaries nor any of their respective Representatives, has in the past two years, directly or indirectly, made or authorized any offer, gift, payment or promise of, any money or anything else of value, or provided any benefit, to (x) any person acting in an official capacity for or on behalf of, any Governmental Entity, (y) any political party, party official or candidate for political office or (z) any company, business or other entity owned or controlled, directly or indirectly by any person described in the foregoing clause (x) or (y), (i) for the purpose of influencing any act or decision of that Person, securing any improper advantage, or inducing that person to use his or her influence with a Governmental Entity to influence any act or decision of any Governmental Entity, whether or not lawful, or (ii) which would otherwise constitute or have the purpose or effect of public or commercial bribery, acceptance of or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage. To the knowledge of such party, such party and its Subsidiaries are and at all times in the past five years (to the extent applicable) have been in compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and the U.K. Bribery Act 2010 (the “Bribery Act”) and all other applicable Laws of similar effect, including all Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions (together with the FCPA and the Bribery Act, “Anti-Corruption Laws”).

(ii) To the knowledge of such party, such party and its Subsidiaries are, and for the past five years have been, (to the extent applicable) in compliance, in all material respects, with the Trade Sanctions Laws. To the knowledge of such party, none of such party, such party’s Subsidiaries nor any of their officers, directors or agents acting on behalf of such party (x) has been or is designated on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Department of Treasury Office of Foreign Assets Control (“OFAC”), or similar lists maintained by the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority or (y) has participated in the past five years in any transaction involving such designated person or entity, or any country that is subject to sanctions administered by OFAC, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority. “Trade Sanctions Laws” means the (i) Trading with the Enemy Act, the International Emergency Economic Powers Act, and each of the foreign assets control regulations of the U.S. Treasury Department (31 CFR, Subtitle B, Chapter V, as amended); (ii) the Syria Accountability and Lebanese Sovereignty Restoration Act; (iii) the Iran Sanctions Act, as amended by the Comprehensive Iran Sanctions, Accountability and Divestment Act; (iv) the Iran Threat Reduction And Syria Human Rights Act of 2012; (v) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended; (vi) the Iran Freedom and Counter-Proliferation Act of 2012; and (vii) any enabling legislation, executive order relating or similar law related to the above that is applicable to such party or (following consummation of the transactions contemplated by this Agreement) to the Holdco Group.

(r) Information in Public Filings. The information supplied or to be supplied by Omnicom or Publicis, as applicable, expressly for inclusion or incorporation by reference in the Registration Statement, the Proxy Statement/Prospectus, the Information Document or the Admission Prospectus (and, in each case, any amendment thereof or supplement thereto) will not, when filed with the applicable Regulatory Authority and when distributed or disseminated to such party’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Registration Statement, the Proxy Statement/Prospectus, the Information Document and the Admission Prospectus will comply as to form in all material respects with the provisions of any applicable securities Laws and will not, when filed with the applicable Regulatory Authority and when distributed or disseminated to such party’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(s) Brokers. Except for (x) Omnicom’s obligations to Moelis & Company, the fees and expenses of which will be paid by Omnicom, and (y) Publicis’ obligations to Rothschild, the fees and expenses of which will be paid by Publicis, no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement (including the Mergers), based upon arrangements made by or on behalf of such party or any of its Subsidiaries.

Section 4.2. Representations and Warranties of Holdco and Merger Sub. Each of Holdco and Merger Sub hereby represents and warrants to Omnicom and to Publicis as set forth in this Section 4.2.

(a) Organization, Good Standing and Qualification. Each of Holdco and Merger Sub is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the laws of its jurisdiction of organization. Neither Holdco nor Merger Sub has conducted any business other than activities incidental to its organization and the consummation of the transactions contemplated by this Agreement (including the Holdco Formation).

(b) Capitalization. The authorized capital stock of Holdco consists of 22,500,000 ordinary shares, of which 45,000 are outstanding as of the date of Holdco becoming a party to this Agreement. All of the outstanding Holdco Shares have been duly authorized and are validly issued, fully paid and non-assessable and all of the Holdco Shares to be issued in connection with the transactions contemplated by this Agreement will be, at the time of issuance, duly authorized, validly issued, fully paid and non-assessable. Except as contemplated by this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Holdco or any of its Subsidiaries to issue or sell any shares of capital stock or other equity interests of Holdco or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of Holdco or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The authorized capital stock of Merger Sub consists of 1,000 Merger Sub Shares, of which 100 are outstanding as of the date of Holdco becoming a party to this Agreement. All of the outstanding Merger Sub Shares have been duly authorized and are validly issued, fully paid and non-assessable.

(c) Corporate Authority. Each of Holdco and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Mergers and the other transactions contemplated hereby. This Agreement is a valid and binding agreement of each of Holdco and Merger Sub enforceable against it in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. Each of the sole shareholder of Holdco and the Holdco Board has approved and authorized this Agreement, the Mergers and the other transactions contemplated hereby (subject to the approval of the Cross-Border Merger Terms pursuant to Section 5.3(a)). Each of the sole shareholder of Merger Sub and the Board of Directors of Merger Sub has approved and authorized this Agreement, the Omnicom Merger and the other transactions contemplated hereby.

(d) No Conflicts. The execution and delivery, compliance, performance or consummation of this Agreement shall not result in any breach or violation of, or a default under, the provisions of Holdco’s articles of association or Merger Sub’s certificate of incorporation or bylaws, except for such breaches, violations or defaults that, individually or in the aggregate, are not reasonably expected to prevent or materially impair or delay the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

ARTICLE V

COVENANTS

Section 5.1. Interim Operations. Each of Omnicom and Publicis covenants and agrees as to itself and its Subsidiaries that, after the date hereof and until the earlier of the Omnicom Effective Time or the termination of this Agreement in accordance with its terms, unless Omnicom (in the case of any action proposed to be taken by Publicis or any Subsidiary of Publicis) or Publicis (in the case of any action proposed to be taken by Omnicom or any Subsidiary of Omnicom) shall otherwise approve in writing (which approval shall not be unreasonably withheld, conditioned or delayed by the party from whom it is requested, with an understanding that (x) all requests for such approval shall be directed to the Chief Executive Officer of the party from whom approval is requested, or such Person as may be designated by such Chief Executive Officer, with a copy to the General Counsel of such party and (y) a failure of such Chief Executive Officer (or such designee) to respond within ten Business Days shall be deemed to constitute consent of such party to such requested approval), and except as otherwise expressly contemplated by this Agreement (including with respect to the Omnicom Transaction Dividend and the Publicis Transaction Dividend) or, in the case of Publicis, except as otherwise set forth in Section 5.1 of the Publicis Disclosure Letter or, in the case of Omnicom, except as otherwise set forth in Section 5.1 of the Omnicom Disclosure Letter:

(a) the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with past practice and it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve intact its business organization and maintain its existing relations and goodwill with all Governmental Entities (including applicable Regulatory Authorities) and Self-Regulatory Organizations, clients, customers, suppliers, distributors, creditors, lessors, employees and shareholders, as applicable;

(b) (i) it shall not amend or propose to amend its Organizational Documents; (ii) neither Omnicom nor Publicis, as applicable, shall split, combine or reclassify its outstanding shares of capital stock or other equity interests; (iii) it shall not declare, set aside or pay any type of dividend or other distribution, whether payable in cash, stock or property, in respect of any capital stock or other equity interests, as appropriate, other than (x) as required to pay the Omnicom Transaction Dividend or the Publicis Transaction Dividend, (y) regular quarterly dividends payable by Omnicom or regular annual dividends payable by Publicis (in each case in accordance with the terms and conditions of Section 5.13(c)) and (z) dividends payable by its direct or indirect Subsidiaries to it or another of its direct or indirect Subsidiaries in the ordinary and usual course of business (including in connection with acquisitions entered into after the date of this Agreement as permitted by Section 5.1(f)) and consistent with past practice or otherwise pursuant to Contracts in existence as of the date hereof; or (iv) except (w) for the acquisition by such party of shares of its capital stock or other equity interests in connection with the surrender of such shares by holders of Omnicom Stock Awards or Publicis Stock Awards, as applicable, in order to pay the exercise price of such Stock Awards in accordance with the terms of such Stock Awards as in effect on the date hereof, (x) for the withholding or disposition of shares of capital stock or other equity interests to satisfy withholding Tax obligations with respect to Omnicom Stock Awards or Publicis Stock Awards, as applicable, granted pursuant to the Omnicom Stock Plans and the Publicis Stock Plans, as applicable, in accordance with the terms of such Stock Awards as in effect on the date hereof, (y) in accordance with, and only to the extent in furtherance of, Section 5.8 (it being agreed that any actions taken pursuant to this clause (y) shall be effected in a commercially reasonable manner, including as to the purchase or redemption price paid, and to the extent practicable, after consultation with the other party), or (z) as required pursuant to and in accordance with the terms of the Omnicom Convertible Notes, Publicis Convertible Notes or Publicis Warrants, as applicable, in each case for this clause (z) outstanding prior to the date hereof, it shall not repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or other equity interests, as applicable, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock or other equity interests, as applicable;

(c) neither it nor any of its Subsidiaries shall (i) except (x) in connection with internal reorganizations entered into in the ordinary and usual course of business solely among such party’s Subsidiaries which will not adversely affect the Intended Tax Treatment or (y) with respect to the issuance or sale of shares of, or securities convertible into or exchangeable or exercisable for, or rights of any kind to acquire, capital stock or other equity interests of, such party’s Subsidiaries (and for the avoidance of doubt not of such party), in the ordinary and usual course of business (including in connection with acquisitions entered into after the date of this

Agreement as permitted by Section 5.1(f)) and consistent with past practice or otherwise pursuant to Contracts in existence as of the date hereof which, in each case, will not adversely affect the Intended Tax Treatment, issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, capital stock or other equity interests, or any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with its shareholders on any matter or any other property or assets, other than shares of Omnicom Common Stock or Publicis Shares (as applicable) issuable or transferable pursuant to (A) Publicis Warrants outstanding prior to the date hereof, (B) Publicis Convertible Notes outstanding prior to the date hereof, (C) the Omnicom ESPP or (D) Omnicom Stock Awards or Publicis Stock Awards outstanding on or awarded prior to the date hereof or made by Omnicom or Publicis, as applicable, after the date hereof in the ordinary and usual course of business and consistent with past practice or otherwise in accordance with Section 5.1(d); provided, that, any such Omnicom Stock Awards or Publicis Stock Awards issued after the date hereof do not include any benefits that vest, accelerate or result in any payment or funding in connection with any of the transactions contemplated by this Agreement (other than accelerated vesting as a result of a termination of employment or service upon or following the consummation of the transactions contemplated by this Agreement); (ii) except (w) in connection with refinancings of existing indebtedness for borrowed money upon market terms and conditions, (x) for drawdowns of credit facilities outstanding as of the date hereof (or refinancings of such credit facilities permitted under clause (w)) in the ordinary and usual course of business and consistent with past practice, (y) to the extent necessary in order to pay the Omnicom Transaction Dividend or the Publicis Transaction Dividend or (z) in the ordinary and usual course of business and consistent with past practice, incur any indebtedness for borrowed money (including any guarantee of such indebtedness) or issue any debt securities; or (iii) make or authorize or commit to any capital expenditures, other than in the ordinary and usual course of business and consistent with past practice;

(d) except (x) as required by applicable Law or the terms of any Benefit Plan existing and in effect on the date of this Agreement, (y) as approved by the compensation committee of the Omnicom Board or the Publicis Board, as applicable (or, if such approval is not necessary or desirable to take the applicable action, approved by the Chief Executive Officer of Omnicom (in the case of actions to be taken by Omnicom or its Subsidiaries) or the Chief Executive Officer of Publicis (in the case of actions to be taken by Publicis or its Subsidiaries)) and, with respect to the Persons listed on Schedule IV, after advising the Chief Executive Officer of the other party of the terms and conditions thereof, or (z) in the ordinary and usual course of business and consistent with past practice, in the case of clauses (y) and (z) in a manner which will not adversely affect the Intended Tax Treatment; (i) terminate, establish, adopt, enter into, or materially amend any Benefit Plan, as the case may be, or any other arrangement that would be an Omnicom Benefit Plan or a Publicis Benefit Plan if in effect on the date hereof, (ii) increase the salary, wage, bonus or other compensation of any employees or fringe benefits of any director, manager, officer or employee or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; provided, that, none of the foregoing actions in clauses (i) or (ii) shall include any compensation or benefits that vest, accelerate or result in any payment or funding in connection with any of the transactions contemplated by this Agreement, (iii) enter into any contract, agreement, commitment or arrangement providing for the payment to any director, manager, officer or employee of such party or the funding of compensation or benefits in connection with, contingent upon, or the terms of which are materially altered in connection with, any of the transactions contemplated by this Agreement either alone or, except as provided below, in conjunction with any other event or (iv) provide, with respect to any stock option, restricted stock, restricted stock unit or other equity-related award, that the vesting of any such stock option, restricted stock, restricted stock unit or other equity-related award or any Benefit Plan shall accelerate or otherwise be affected by or result in any payment or funding in connection with any of the transactions contemplated by this Agreement (other than, in the case of clauses (i) through (iv) above, accelerated vesting as a result of a termination of employment or service upon or following the consummation of the transactions contemplated by this Agreement);

(e) neither it nor any of its Subsidiaries shall lease, license, transfer, exchange or swap, mortgage (including securitizations), or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) any material portion of its assets, including the capital stock or other equity interests of its Subsidiaries, except for (i) dispositions of assets that, individually or in the aggregate with all other such dispositions, have fair market value of less than €300,000,000, or (ii) transactions between it and any of its direct or indirect Subsidiaries or transactions between such Subsidiaries;

(f) except for acquisitions (x) entered into on an arm’s length basis, (y) the expected gross expenditures and commitments (including the amount of any indebtedness assumed) of which do not exceed, in the aggregate, €300,000,000 and (z) which are not reasonably likely, individually or in the aggregate, to prevent or materially delay the satisfaction of the conditions set forth in Section 6.1(e), neither it nor any of its Subsidiaries shall acquire or agree to acquire (whether by merger, consolidation, purchase or otherwise) any Person or assets;

(g) except in the ordinary and usual course of business consistent with past practice, neither it nor any of its Subsidiaries shall (i) settle or compromise any material claims or litigation if such settlement or compromise would involve, individually or together with all such other settlements or compromises, the payment of money by such party or its Subsidiaries in excess of $10,000,000 over the available insurance coverage at the time of such settlement or would involve any admission of material wrongdoing or any material conduct requirement or restriction by such party or its Subsidiaries or (ii) except as permitted pursuant to Section 5.1(c)(ii) or Section 5.1(c)(iii), or Section 5.1(d), modify, amend or terminate in any material respect any of its Material Contracts or waive, release or assign any material rights or claims thereunder in excess of $25,000,000 individually or in the aggregate;

(h) except to the extent otherwise required by Law or in the ordinary and usual course of business consistent with past practice, neither it nor any of its Subsidiaries shall make or change any material Tax election, adopt or change any material method of Tax accounting, file any material amended Tax Return, make a request for a Tax ruling (other than the Tax ruling request (demande d’agrément) with the French Ministry of Budget contemplated in Section 5.8(h) or any additional ruling request from the French Ministry of Budget having the purpose of obtaining the Publicis Intended French Tax Treatment or except as otherwise provided in this Agreement or any schedule to this Agreement) or enter into a closing agreement or advance pricing agreement in respect of a material amount of Taxes or settle or compromise any material audit, assessment, Tax claim or proceeding relating to Taxes, surrender any material right to claim a refund or offset of any Taxes, or change the classification of Omnicom or Publicis, as applicable, or any of their Subsidiaries for United States Tax purposes;

(i) neither it nor any of its Subsidiaries shall permit any change in its financial accounting principles, policies or practices, except to the extent that any such changes in financial accounting principles, policies or practices shall be required by changes in GAAP (in the case of Omnicom) or IFRS (in the case of Publicis);

(j) neither it nor any of its Subsidiaries shall enter into any Contract that grants “most favored nation” status to any counterparty or any “non-compete” or similar Contract that, in any case, would materially restrict the business of the Holdco Group following the Omnicom Effective Time;

(k) except as permitted pursuant to Section 5.1(d), neither it nor any of its Subsidiaries shall enter into any Contract between itself, on the one hand, and any of its employees, officers, directors or affiliates, or any of their respective affiliates, on the other hand, if such Contract (x) is not entered into on an arm’s length basis or (y) involves payments to or from such party or its Subsidiaries in excess of $50,000,000;

(l) subject to Section 5.2, neither it nor any of its Subsidiaries shall take any action that would reasonably be expected to prevent or materially impair or delay the consummation of the Mergers or any of the other transactions contemplated by this Agreement (including the satisfaction of the conditions set forth in Article VI); and

(m) neither it nor any of its Subsidiaries shall authorize or enter into an agreement, arrangement or understanding to do any of the foregoing set forth in Sections 5.1(a) through (l) if Omnicom or Publicis, as applicable, would be prohibited by the terms of Sections 5.1(a) through (l) from doing the foregoing.

Section 5.2. Acquisition Proposals.

(a) Without limiting any of such party’s other obligations under this Agreement, each of Omnicom and Publicis agrees that, from and after the date hereof until the earlier of the Omnicom Effective Time and the termination of this Agreement in accordance with its terms, neither it nor any of its Subsidiaries nor any of the officers, directors or employees of it or its Subsidiaries (including any member of the Omnicom Board or the Publicis Board) shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by way of furnishing information), knowingly facilitate, or knowingly induce any inquiry or the making, submission or announcement of, any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (ii) subject to Section 5.2(b), have any discussion with any Person relating to an Acquisition Proposal, engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) subject to Section 5.2(b), provide any confidential information or data to any Person in relation to an Acquisition Proposal, (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (v) approve or recommend, propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement (any of the preceding in this (v), an “Alternative Acquisition Agreement”) or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

An “Acquisition Proposal” with respect to Omnicom or Publicis means any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition or purchase of Omnicom or Publicis, as applicable, or any of its Subsidiaries that constitutes 15% or more of the consolidated gross revenue or consolidated gross assets of Omnicom or Publicis, as applicable, and its Subsidiaries, taken as a whole (such Subsidiary, a “Major Subsidiary”); (ii) any direct or indirect acquisition or purchase of (A) 15% or more of any class of equity securities or voting power or 15% or more of the consolidated gross assets of Omnicom or Publicis, as applicable, or (B) 15% or more of any class of equity securities or voting power of any of its Major Subsidiaries; (iii) any tender offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity securities or voting power of Omnicom or Publicis, as applicable; or (iv) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Omnicom or Publicis, as applicable, or any Major Subsidiary of Omnicom or Publicis, as applicable, in each case, with a Person other than the other party or any of its affiliates.

(b) Notwithstanding anything in this Agreement to the contrary, (I) each of Omnicom and Publicis or their respective Boards shall be permitted to (x) in the case of Omnicom, comply with Rule 14d-9 and Rule 14e-2 of the Exchange Act and (y), in the case of Publicis, comply with the General Regulations (Règlement général) of the AMF, provided that, neither clause (x) nor clause (y) will in any way eliminate or modify the effect that any such action would otherwise have under this Agreement and (II) if at any time following the date hereof and (x) in the case of Omnicom, prior to the receipt by Omnicom of the Omnicom Requisite Vote and (y) in the case of Publicis, prior to the receipt by Publicis of the Publicis Requisite Vote, (i) Omnicom or Publicis, respectively, has received a bona fide written Acquisition Proposal from a third party that was not received or obtained in violation of this Section 5.2, which the Omnicom Board or the Publicis Board, respectively, determines in good faith (after consultation with its outside legal counsel and financial advisors) constitutes, or would reasonably be expected to lead to, a Superior Proposal and (ii) the Omnicom Board or the Publicis Board, respectively, determines in good faith (after consultation with its outside legal counsel) that failure to take such action would breach the directors’ fiduciary duties under applicable Law, then Omnicom or Publicis, as applicable, may (A) furnish nonpublic information to such Person that has delivered the bona fide written Acquisition Proposal and (B) engage in discussions or negotiations with such Person with respect to the Acquisition Proposal; provided, that (1) prior to so furnishing such information or engaging in any such discussion or negotiations, as the case may be, the applicable party receives from such Person an executed confidentiality agreement with confidentiality terms no less restrictive, in the aggregate, than those contained in the Confidentiality Agreement and (2) any non-public information concerning Omnicom or Publicis, as applicable, provided or made available to such Person shall, to the extent not previously provided or made available to Publicis or Omnicom, as applicable, be provided or made available to such party as promptly as reasonably practicable

(and in no event later than twenty-four hours) after it is provided or made available to such Person. For purposes of this Section 5.2, references to “Board” means, in relation to Omnicom, the Omnicom Board and, in relation to Publicis, the Publicis Board.

(c) From and after the date hereof, Omnicom or Publicis, as applicable, shall promptly (and in any event within twenty-four hours), notify the other party in the event that it, one of its Subsidiaries or any of its Representatives receives (i) any Acquisition Proposal or indication by any Person that it is considering making an Acquisition Proposal, (ii) any request for non-public information relating to such party or any of its Subsidiaries, other than requests for information in the ordinary and usual course of business and consistent with past practice and unrelated to an Acquisition Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. Omnicom or Publicis, as applicable, shall notify the other party (orally and in writing) promptly (and in any event within twenty-four hours) of the identity of such Person and provide a copy of such Acquisition Proposal, indication, inquiry or request (or, where no such copy is available, a reasonably detailed description of such Acquisition Proposal, indication, inquiry or request). Subject to applicable Law, Omnicom or Publicis, as applicable, shall keep the other party reasonably informed on a current basis of the status of any Acquisition Proposal, indication, inquiry or request, and any material developments, discussions and negotiations related thereto.

(d) Notwithstanding anything in this Agreement to the contrary, at any time prior to the earlier of (i)(x) in the case of Omnicom, receipt by Omnicom of the Omnicom Requisite Vote and (y) in the case of Publicis, receipt by Publicis of the Publicis Requisite Vote, and (ii) the termination of this Agreement in accordance with its terms, the Omnicom Board shall be entitled to effect a Change in Omnicom Recommendation and the Publicis Board shall be entitled to effect a Change in Publicis Recommendation, in each case, (A) if such party receives an Acquisition Proposal that did not result from a breach of Section 5.2(a) (and as to which the party recipient of the Acquisition Proposal complied with Sections 5.2(b) and (c)) which the applicable Board determines in good faith (after consultation with its outside legal counsel and financial advisors) constitutes a Superior Proposal (after having complied with, and giving effect to all of the adjustments which may be offered by the other party pursuant to Section 5.2(e)) or (B) in response to an Intervening Event; provided, however, that, in each case referred to in the foregoing clauses (A) and (B), the Omnicom Board shall be entitled to effect a Change in Omnicom Recommendation or the Publicis Board shall be entitled to effect a Change in Publicis Recommendation, in each case, only to the extent such Board determines in good faith (after consultation with its outside legal counsel) that its fiduciary duties under applicable Law requires it to make such a Change in Omnicom Recommendation or Change in Publicis Recommendation, as applicable.

“Intervening Event” means any material event or development or material change in circumstances first occurring, arising or coming to the attention of the Omnicom Board (in relation to Omnicom) or the Publicis Board (in relation to Publicis) after the date of this Agreement and prior to, in the case of Omnicom, receipt by Omnicom of the Omnicom Requisite Vote and, in the case of Publicis, receipt by Publicis of the Publicis Requisite Vote, to the extent that such event, development or change in circumstances (i) is disproportionately more favorable to the recurring financial condition and results of operations of Omnicom and its Subsidiaries, taken as a whole, or Publicis and its Subsidiaries, taken as a whole, as applicable, when compared to other businesses operating in the industries in which Omnicom Group or the Publicis Group, respectively, operate and (ii) was not reasonably foreseeable as of or prior to the date of this Agreement; provided, however, that in no event shall the following events, developments or changes in circumstances constitute an Intervening Event: (A) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, or (B) changes in the market price or trading volume of Publicis Shares or shares of Omnicom Common Stock or the fact that a party meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period; provided, however, that the underlying causes of such change or fact shall not be excluded by this clause (B).

“Superior Proposal” means, with respect to Omnicom or Publicis, a bona fide written Acquisition Proposal that did not result from a breach of Section 5.2(a) and as to which the party recipient of the Acquisition Proposal complied with Sections 5.2(b) and (c) for or in respect of 50% or more of the outstanding shares of Omnicom Common Stock or Publicis Shares (as applicable) or 50% or more of the assets of Omnicom and its Subsidiaries, on a consolidated basis, or Publicis and its Subsidiaries, on a consolidated basis, as applicable, in each case on terms that the Omnicom Board or the Publicis Board, as applicable, determines in good faith (following receipt of the advice of its financial advisors and outside legal counsel), taking into account, among other things, (i) all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal and this Agreement deemed relevant by such Board (including conditions to, expected timing and risks of consummation of, and the ability of the party making such proposal to obtain financing for such Acquisition Proposal), (ii) in the case of Omnicom, all other factors that the Omnicom Board is permitted to consider pursuant to Section 717 of the NYBCL, (iii) in the case of Publicis, the corporate interest (intérêt social) of Publicis and (iv) any improved terms that Publicis (in the case of an Acquisition Proposal for Omnicom) or Omnicom (in the case of an Acquisition Proposal for Publicis) may have offered pursuant to this Section 5.2, are more favorable to Omnicom and Publicis and their respective shareholders, as the case may be, than the transactions contemplated by this Agreement (after taking into account any such improved terms).

(e) The Omnicom Board shall not be entitled to effect a Change in Omnicom Recommendation unless (i) Omnicom has not breached this Section 5.2 in any respect, (ii) Omnicom has provided Publicis with a written notice (the “Omnicom Change in Recommendation Notice”) that Omnicom intends to take such action, which notice includes, as applicable, (x) an unredacted copy of the Superior Proposal that is the basis of such action (including the identity of the third party making the Superior Proposal and any debt financing materials related thereto, if any) and written notice of the material terms of the Superior Proposal which enabled the Omnicom Board to make the determination that the Acquisition Proposal is a Superior Proposal, or (y) a reasonably detailed summary of the Intervening Event that is the basis of such action, (iii) during the ten calendar day period following Publicis’ receipt of the Omnicom Change in Recommendation Notice, Omnicom shall, and shall cause its Representatives to, negotiate with

Publicis in good faith (to the extent Publicis desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal or, with respect to an Intervening Event, as would permit the Omnicom Board (consistent with its fiduciary duties under applicable Law) to not make an Omnicom Change in Recommendation; and (iv) following the end of the ten calendar day period, the Omnicom Board shall have determined in good faith, after consultation with its financial and outside legal advisors, taking into account any changes to this Agreement proposed in writing by Publicis in response to the Omnicom Change in Recommendation Notice or otherwise, that the Superior Proposal giving rise to the Omnicom Change in Recommendation Notice continues to constitute a Superior Proposal or, as applicable, with respect to the Intervening Event, that its fiduciary duties under applicable Law continue to require it to make such an Omnicom Change in Recommendation. Any amendment to the financial terms or any other material amendment of such Superior Proposal or any material change to the facts and circumstances relating to an Intervening Event, as applicable, shall require a new Omnicom Change in Recommendation Notice and Omnicom shall be required to comply again with the requirements of this Section 5.2(e); provided, however, that for purposes of this sentence, references to the ten calendar day period above shall be deemed to be references to a five calendar day period. The Publicis Board shall not be entitled to effect a Change in Publicis Recommendation unless (i) Publicis has not breached this Section 5.2 in any respect, (ii) Publicis has provided Omnicom with a written notice (the “Publicis Change in Recommendation Notice”) that Publicis intends to take such action, which notice includes, as applicable, (x) an unredacted copy of the Superior Proposal that is the basis of such action (including the identity of the third party making the Superior Proposal and any debt financing materials related thereto, if any) and written notice of the material terms of the Superior Proposal which enabled the Publicis Board to make the determination that the Acquisition Proposal is a Superior Proposal, or (y) a reasonably detailed summary of the Intervening Event that is the basis of such action, (iii) during the ten calendar day period following Omnicom’s receipt of the Publicis Change in Recommendation Notice, Publicis shall, and shall cause its Representatives to, negotiate with Omnicom in good faith (to the extent Omnicom desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal or, with respect to an Intervening Event, as would permit the Publicis Board (consistent with its fiduciary duties under applicable Law) to not make a Publicis Change in Recommendation; and (iv) following the end of the ten calendar day period, the Publicis Board shall have determined in good faith, after consultation with its financial and outside legal advisors, taking into account any changes to this Agreement proposed in writing by Omnicom in response to the Publicis Change in Recommendation Notice or otherwise, that the Superior Proposal giving rise to the Publicis Change in Recommendation Notice continues to constitute a Superior Proposal or, as applicable, with respect to the Intervening Event, that its fiduciary duties under applicable Law continue to require it to make such a Publicis Change in Recommendation. Any amendment to the financial terms or any other material amendment of such Superior Proposal or any material change to the facts and circumstances relating to an Intervening Event, as applicable, shall require a new Publicis Change in Recommendation Notice and Publicis shall be required to comply again with the requirements of this Section 5.2(e); provided, however, that for purposes of this sentence, references to the ten calendar day period above shall be deemed to be references to a five calendar day period.

(f) Each of Omnicom and Publicis agrees that it will, and will cause its Representatives and its Subsidiaries and such Subsidiaries’ Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. Each of Omnicom and Publicis agrees that it will use reasonable best efforts to promptly inform its Representatives of the obligations undertaken in this Section 5.2. Nothing in this Section 5.2 shall (x) permit Omnicom or Publicis to terminate this Agreement (except as specifically provided in Article VII hereof) or (y) affect any other obligation of Omnicom or Publicis under this Agreement, except as otherwise expressly set forth in this Agreement. Unless this Agreement shall have been earlier terminated, neither Omnicom nor Publicis shall submit to the vote of its shareholders any Acquisition Proposal (other than the Mergers).

Section 5.3. Preparation of Cross-Border Merger Terms, Registration Statement, Information Document, NYSE Listing Application and EU Listing Applications; Publications; Shareholders’ Meetings; Recommendation.

(a) As promptly as practicable after the date of this Agreement, Omnicom, Publicis and Holdco shall prepare or cause to be prepared the Cross-Border Merger Terms for the approval by the Publicis Board and the Holdco Board in accordance with Dutch Law and French Law, as applicable. The Cross-Border Merger Terms shall give effect to the Publicis Merger on the terms and subject to the conditions set forth in this Agreement, and shall include such other provisions consistent with this Agreement to the extent customary or legally required for transactions of the type of the Publicis Merger under Dutch Law and French Law, and any other applicable law in the European Economic Area (“EEA”), as applicable. The Cross-Border Merger Terms shall be subject to the prior written approval of Omnicom, which approval shall not be unreasonably withheld, conditioned or delayed. To the extent of any inconsistency between this Agreement and the Cross-Border Merger Terms, the Cross-Border Merger Terms shall be amended or modified so as to conform to this Agreement, subject to mandatory provisions of Dutch Law and French Law, and any other applicable EEA law, as applicable. As promptly as practicable following the completion of the Cross-Border Merger Terms, and in accordance with all applicable Law, the Publicis Board and the Holdco Board, as well as the sole shareholder of Holdco, shall approve the Cross-Border Merger Terms and the transactions contemplated thereby. Contemporaneously with the filing and publishing of the Information Document pursuant to Section 5.3(b), but not earlier than six months prior to the then reasonably expected Closing Date, the parties shall publish the relevant aspects (i.e., as set forth in Article R. 236-15 of the French Code de Commerce and Article 2:333e of the Dutch Civil Code, respectively) of the Cross-Border Merger Terms (or their translation into French and Dutch language) in the Bulletin officiel des annonces civiles et commerciales in France and in the Staatscourant in the Netherlands, and cause the Cross-Border Merger Terms to be filed with each of the Clerk of the Commercial Court of Paris (greffe du Tribunal de Commerce de Paris) and Trade Registry in the Netherlands, and thereafter make a public announcement of such filing in a Dutch daily newspaper, all before the date that is at least one month before the date of the Publicis Shareholders’ Meeting (collectively, the “Merger Terms Publication”). Following the Merger Terms Publication, Publicis or Holdco, as applicable, shall promptly notify Omnicom upon receipt of notice of any pending or threatened opposition rights proceeding initiated by any creditors, holders of bonds (obligations), whether or not redeemable or convertible, or warrants (collectively, “Creditors”)

of Publicis or Holdco pursuant to French Law or Dutch Law (whether during the one-month period following the Merger Terms Publication or otherwise). Such notice shall describe in reasonable detail the nature of such opposition rights proceeding. With respect to any such opposition rights proceeding, Section 5.6 shall apply mutatis mutandis.

(b) As promptly as practicable after the date of this Agreement, Omnicom, Publicis and Holdco shall prepare, and Holdco shall file with the SEC, a registration statement on Form S-4 (together with any supplements or amendments thereto, the “Registration Statement”) to register the offer and sale of Holdco Shares, as applicable, pursuant to the Mergers. The Registration Statement will include a proxy statement/prospectus (the “Proxy Statement/Prospectus”) to be used for the Omnicom Shareholders’ Meeting to approve and adopt this Agreement and the Omnicom Merger (as well as the issuance of the Holdco Shares in the Mergers). Publicis and Omnicom each shall use commercially reasonable efforts to cause the Registration Statement to become effective as promptly as practicable following such filing (including by responding to comments of the SEC), and shall also use its reasonable best efforts to satisfy prior to the effective date of the Registration Statement any applicable U.S., Dutch, French, foreign or state securities Laws in connection with the issuance of Holdco Shares pursuant to the Mergers. After the execution of this Agreement and as promptly as reasonably practicable in accordance with applicable Law: (x) Publicis and Omnicom shall prepare and Publicis shall file and publish as may be required by the AMF and in accordance with applicable French Law, an information document (document d’information) relating to the Publicis Merger and the Publicis Transaction Dividend and which shall be presented to the Publicis Shareholders’ Meeting (together with any amendments thereof or supplements thereto, the “Information Document”); (y) Publicis, Omnicom and Holdco shall prepare and Holdco shall file with the NYSE a listing application (the “NYSE Listing Application”) for the listing of the Holdco Shares on the NYSE; and (z) Omnicom and Publicis shall prepare, and Holdco shall file for the purpose of admission of the Holdco Shares to trading on the regulated markets of Euronext Paris, (i) a listing prospectus (consisting of the Registration Statement supplemented by a “EU wrapper”) (the “Admission Prospectus”) with the AFM in accordance with applicable Dutch Law, (ii) an application with the AFM for notification of the Admission Prospectus and “passport” procedure of the Admission Prospectus to the relevant authority in the France and (iii) an application with Euronext Paris for admission to listing on the regulated market of Euronext Paris (the applications referenced in clauses (ii) and (iii), collectively the “EU Listing Applications”). Each of Omnicom and Publicis shall furnish all information concerning itself as may reasonably be requested in connection with such actions and the preparation of the Registration Statement, the Information Document, the NYSE Listing Application, the Admission Prospectus and the EU Listing Applications, provided that neither party shall use any such information for any other purpose without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed) or if doing so would violate or cause a violation of United States, Dutch, French or other applicable securities Laws. Each of Omnicom and Publicis authorizes Holdco to utilize in the Registration Statement and in all such filed materials the information concerning Omnicom and its Subsidiaries and Publicis and its Subsidiaries furnished by each of Omnicom and Publicis, respectively. Subject to applicable Law, Omnicom, Publicis and Holdco agree that the information relating to Omnicom, Publicis and Holdco and their respective businesses included in the Registration Statement, the Information Document, the NYSE Listing Application, the Admission Prospectus and the EU Listing Applications shall be identical in terms of content to the greatest extent practicable. The parties agree to correct promptly any information provided by it for use in the Registration Statement, the Information Document, the NYSE Listing Application, the Admission Prospectus and the EU Listing Applications if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. Publicis will cause Holdco to promptly advise Omnicom of the time of effectiveness of the Form S–4, the issuance of any stop order relating thereto or the suspension of the qualification of the Holdco Shares for offering or sale in any jurisdiction, and each of Omnicom, Publicis and Holdco shall use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(c) Each of Omnicom, Publicis and Holdco shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Securities Act”), the Exchange Act, any applicable French, Dutch or other non-U.S. securities Laws or any applicable state securities or “blue sky” laws and the rules and regulations thereunder, in connection with the transactions contemplated by this Agreement and the issuance and listing of the Holdco Shares.

(d) Omnicom will take, in accordance with applicable Law, the applicable rules and regulations of the SEC and the NYSE and the Omnicom Organizational Documents, all action necessary to convene a meeting of its shareholders (the “Omnicom Shareholders’ Meeting”) as promptly as practicable after the later of (x) the expiration of any Creditor rights opposition period following the Merger Terms Publication under French Law or Dutch Law and (y) the date the Registration Statement is declared effective. The Omnicom Board shall make the Omnicom Recommendation and include the Omnicom Recommendation in the Proxy Statement/Prospectus. In the event that on or subsequent to the date hereof and prior to the Omnicom Shareholders’ Meeting (including any adjournment thereof), the Omnicom Board determines either to make no recommendation for the Omnicom Merger, or to withdraw, modify or qualify its recommendation for the Omnicom Merger in a manner that is adverse to Publicis (including by failing to recommend against any Acquisition Proposal structured as a tender or exchange offer (or any material modification thereto) within ten Business Days after commencement of such offer (or such material modification)) (such determination not to make a recommendation or any such withdrawal, modification or qualification, a “Change in Omnicom Recommendation”), which Change in Omnicom Recommendation shall be made only in accordance with Section 5.2(d), then Publicis shall have a right to terminate this Agreement in accordance with Section 7.4(a). Any Change in Omnicom Recommendation shall not limit or modify the obligation of Omnicom to present this Agreement for adoption at the Omnicom Shareholders’ Meeting pursuant to this Section 5.3(d), and, if this Agreement is not otherwise terminated by either Omnicom or Publicis in accordance with the terms hereof, this Agreement and the transactions contemplated hereby shall be submitted to the shareholders of Omnicom at the Omnicom Shareholders’ Meeting for the purpose of obtaining the Omnicom Requisite Vote.

(e) Publicis will take, in accordance with applicable Law, the applicable rules and regulations of the AMF and Euronext Paris and the Publicis Organizational Documents, all action necessary to convene a meeting of its shareholders (the “Publicis Shareholders’ Meeting”) as promptly as practicable after the later of (x) the expiration of any Creditor rights opposition period following the Merger Terms Publication under French Law or Dutch Law and (y) the date the Registration Statement is declared effective. The Publicis Board shall make the Publicis Recommendation and include the Publicis Recommendation in the Information Document. In the event that on or subsequent to the date hereof and prior to the Publicis Shareholders’ Meeting (including any adjournment thereof), the Publicis Board determines either to make no recommendation for the Publicis Merger and the Publicis Transaction Dividend, or to withdraw, modify or qualify its recommendation for the Publicis Merger and the Publicis Transaction Dividend in a manner that is adverse to Omnicom (including by failing to recommend against any Acquisition Proposal structured as a tender or exchange offer within five Business Days after the “déclaration de conformité” of the AMF in respect of such offer) (such determination not to make a recommendation or any such withdrawal, modification or qualification, a “Change in Publicis Recommendation”), which Change in Publicis Recommendation shall be made only in accordance with Section 5.2(d), then Omnicom shall have a right to terminate this Agreement in accordance with Section 7.3(a). Any Change in Publicis Recommendation shall not limit or modify the obligation of Publicis to present the Publicis Merger and the Publicis Transaction Dividend for approval at the Publicis Shareholders’ Meeting pursuant to this Section 5.3(e), and, if this Agreement is not otherwise terminated by either Omnicom or Publicis in accordance with the terms hereof, the Cross-Border Merger Terms and the transactions contemplated thereby and by this Agreement shall be submitted to the shareholders of Publicis at the Publicis Shareholders’ Meeting for the purpose of obtaining the Publicis Requisite Vote.

(f) Omnicom and Publicis shall each use their commercially reasonable efforts to cause the Omnicom Shareholders’ Meeting and the Publicis Shareholders’ Meeting to be held on the same date. Notwithstanding the foregoing, (i) after the Omnicom Shareholders’ Meeting has been convened, Omnicom shall, upon the request of Publicis, and Omnicom may, if Publicis does not make such request, adjourn the Omnicom Shareholders’ Meeting on one or more occasions to the extent necessary to solicit additional proxies in order to obtain the Omnicom Requisite Vote, for such time period as determined by Publicis (or, if Publicis does not make such request, as determined by Omnicom) and (ii) after the Publicis Shareholders’ Meeting has been convened, Publicis shall, upon the request of Omnicom, and Publicis may, if Omnicom does not make such request, adjourn the Publicis Shareholders’ Meeting on one or more occasions to the extent necessary to solicit additional proxies in order to obtain the Publicis Requisite Vote, for such time period as determined by Omnicom (or, if Omnicom does not make such request, as determined by Publicis); provided, however that, in each case, (x) such adjournment shall not exceed fifteen days for each such adjournment, (y) the applicable Shareholders’ Meeting shall not be adjourned without the written approval of both Omnicom and Publicis by more than forty-five days in the aggregate from the date on which the Omnicom Shareholders’ Meeting or Publicis Shareholders’ Meeting, as applicable, was originally convened, and (z) no such adjournment shall be permitted if Omnicom or Publicis, as applicable, shall have received at the applicable Shareholders’ Meeting an aggregate number of proxies necessary to obtain the Omnicom Requisite Vote or the Publicis Requisite Vote, as applicable, which have not been withdrawn, such that the condition in Section 6.1(a) would be satisfied (with respect to Omnicom or Publicis, as applicable) if a vote were taken at the applicable Shareholders’ Meeting.

Section 5.4. Reasonable Best Efforts; Regulatory Filings and Other Actions.

(a) Reasonable Best Efforts; Regulatory Filings. Holdco, Omnicom and Publicis shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as soon as practicable, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, authorizations and other Permits (including all approvals and consents to be obtained under the Competition Approvals and from the Regulatory Authorities) (collectively, “Consents”) necessary or advisable to be obtained from any Person and/or any Governmental Entity or Self-Regulatory Organization (if any) in order to consummate the transactions contemplated by this Agreement, (ii) using its reasonable best efforts to resolve objections, if, as may be asserted with respect to the transactions contemplated by this Agreement under any Laws, including the defending of any lawsuits or other legal proceedings, whether judicial or administrative or otherwise, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order or preliminary injunction entered by any court or other Governmental Entity vacated or reversed and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Nothing in this Section 5.4 shall require, or be construed to require, Holdco, Omnicom or Publicis to (x) proffer to, or agree to, sell or hold separate and agree to sell, or take any other action with respect to, before or after the Omnicom Effective Time, any assets or businesses, or interests in any assets or businesses, of Holdco, Omnicom, Publicis or any of their respective Subsidiaries (or to consent to any sale, or agreement to sell, by Holdco, Omnicom or Publicis or any of their respective Subsidiaries, as the case may be, of any of its assets or businesses), if either party reasonably determines in good faith that such action would, individually or in the aggregate, reasonably be expected to result in a Substantial Detriment or (y) without limiting clause (x) above, proffer to, or agree to, sell or hold separate and agree to sell, or take any other action with respect to, before or after the Omnicom Effective Time, any assets or businesses, or interests in any assets or businesses, of Holdco, Omnicom, Publicis or any of their respective Subsidiaries (or to consent to any sale, or agreement to sell, by Holdco, Omnicom or Publicis or any of their respective Subsidiaries, as the case may be, of any of its assets or businesses), unless any such action is conditioned on the consummation of the Mergers.

“Substantial Detriment” means, with respect to Omnicom, Publicis or Holdco, a material adverse effect on (A) the business, continuing results of operations or condition (financial or otherwise) of

Omnicom, Publicis and Holdco (and their respective Subsidiaries) or (B) the authority or ability of Holdco, Omnicom and Publicis (and their respective Subsidiaries) to operate in a manner consistent with past practice or as reasonably expected to be operated after the Omnicom Effective Time, with respect to each of clauses (A) and (B), on a combined company basis taking into account the consummation of the transactions contemplated hereby. It is understood that a Substantial Detriment shall be deemed to exist with respect to any action requiring Holdco, Omnicom or Publicis, before or after the Omnicom Effective Time, (i) to sell, hold separate or otherwise dispose of, or to agree to sell, hold separate or otherwise dispose of, assets, businesses or Subsidiaries, or (ii) to take or refrain from taking, or to agree to take or to refrain from taking, any actions that, in each of cases (i) and (ii), either party reasonably determines in good faith would reasonably be expected, individually or in the aggregate, to materially impair the value of the combined businesses of Omnicom and Publicis after the Omnicom Effective Time (taking into account the parties’ contemplated plans for combining such businesses after the Omnicom Effective Time and any value which is reasonably expected to be realized in connection with such combination or integration) such that either of the parties would not reasonably have decided to enter into this Agreement in light of the anticipated economics of the transactions contemplated by this Agreement.

(b) Prior Review of Certain Information. Subject to applicable Laws relating to the sharing of information and to the extent practicable, Omnicom and Publicis shall provide the other party and/or its counsel with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other party in connection with all submissions, filings or communications (and the documents submitted therewith) intended to be submitted to, any Governmental Entity or Self-Regulatory Organization (if applicable), in connection with the Mergers and the other transactions contemplated by this Agreement. Each of the parties hereto agrees not to participate independently in any material meeting with any Governmental Entity or Self-Regulatory Organization in connection with the Mergers and other transactions contemplated by this Agreement and shall provide the other party with reasonable advance notice of the meeting and the opportunity to participate in any material meeting unless prohibited by the Governmental Entity or Self-Regulatory Organization, as applicable. Omnicom and Publicis shall keep each other apprised of all material discussions with any Governmental Entity or Self-Regulatory Organization in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby.

(c) Furnishing of Information. Omnicom and Publicis each shall, upon request by the other and subject to applicable Laws relating to the sharing of information, promptly furnish the other with a copy of all notices or other communications (which, for the avoidance of doubt shall not include second request responses or other document productions) received or provided by Omnicom or Publicis, as the case may be, from or to any Governmental Entity or Self-Regulatory Organization (if applicable), and will furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Holdco, Omnicom, Publicis or any of their respective Subsidiaries to any Person and/or any Governmental Entity or Self-Regulatory Organization in connection with the Mergers and the other transactions contemplated by this Agreement.

(d) Status Updates and Notice. Subject to applicable Law and the instructions of any Governmental Entity or any Self-Regulatory Organization (if applicable), Omnicom and Publicis each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. Omnicom and Publicis shall regularly review with each other the progress of any filings, investigation or other inquiry by a Governmental Entity or Self-Regulatory Organization, and discuss with each other the scope, timing and tactics of any such actions in relation thereto with a view to obtaining approval from (and/or expiration or termination of any applicable waiting period with regard to or any investigation by) the applicable Governmental Entity or Self-Regulatory Organization at the earliest reasonable opportunity. Omnicom and Publicis each shall give prompt notice to the other of any event or change that is reasonably expected to have a Material Adverse Effect on Omnicom or a Material Adverse Effect on Publicis, respectively, or, following the consummation of the transactions contemplated by this Agreement, a Material Adverse Effect on Holdco; provided that failure to provide such prompt notice shall itself not constitute a material breach or failure of a condition unless the underlying change or event shall also constitute a material breach or failure.

(e) Treatment of Sensitive/Privileged Information. Notwithstanding anything to the contrary contained herein, for any information exchanged under this Section 5.4, it is understood that Omnicom and Publicis may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party under this Section 5.4 or any subsection thereof as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Omnicom or Publicis, as the case may be) or its legal counsel; provided further that materials provided pursuant to this Section 5.4 or any subsection thereof may, to the extent permitted by Law or the Governmental Entity or Self-Regulatory Organization concerned, be redacted (i) to remove references concerning the valuation of the transactions contemplated hereby, (ii) as necessary to comply with contractual arrangements with third parties, and (iii) as necessary to address reasonable privilege concerns. The parties hereto agree to take information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.4 in a manner so as to preserve the applicable privilege.

Section 5.5. Access. Subject to applicable Law relating to the sharing of information, upon the reasonable request of the other party, Omnicom and Publicis each shall (and shall cause its Subsidiaries to) provide the other’s directors, officers, employees, counsel, accountants, consultants (including any investment banker or financial advisor) and other authorized representatives (“Representatives”) such information as is reasonably necessary to facilitate the parties integration and operational transition efforts or as otherwise deemed appropriate by the parties; provided that no information provided pursuant to this Section 5.5 shall affect or be deemed to modify any representation or warranty made by Omnicom or Publicis; provided, further, that the foregoing shall not require Omnicom or Publicis to disclose (i) any privileged information of Omnicom or Publicis, as the case may be, or any of its Subsidiaries or (ii) any information that the Chief Executive Officer of Omnicom or Publicis, as applicable, determines, in good faith (in their sole discretion), is subject to an obligation of confidentiality, competitively sensitive or otherwise inappropriate to disclose to the other party. All requests for information made pursuant to this Section 5.5 shall be directed to an executive officer of Omnicom or Publicis, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be, with a copy to the General Counsel of such party. All such information shall be governed by the terms of the Confidentiality Agreement.

Section 5.6. Transaction Litigation. Without limiting in any way the parties’ obligations under Section 5.4, each of Omnicom and Publicis shall give the other party the opportunity to participate in the defense or settlement of any shareholder litigation against such party or its officers or directors relating to the Mergers and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 5.4, each of Omnicom and Publicis shall cooperate, shall cause their respective Subsidiaries to cooperate, and shall use its commercially reasonable efforts to cause its Representatives to cooperate, in the defense against such litigation.

Section 5.7. Publicity. The initial press release regarding this Agreement and the Mergers shall be a joint press release, and Omnicom and Publicis shall use commercially reasonable efforts to develop a joint communications plan and each party shall use commercially reasonable efforts to ensure that all press releases and other similar public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless Omnicom or Publicis, respectively, determines in good faith (after consultation with outside legal counsel) that disclosure is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any Self-Regulatory Organization, each party shall consult with each other before issuing any press release or similar public written statement with respect to the transactions contemplated by this Agreement and shall not issue any such press release or similar public written statement prior to such consultation. In addition to the foregoing, unless Omnicom or Publicis, respectively, determines in good faith (after consultation with outside legal counsel) that disclosure is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any Self-Regulatory Organization, neither Omnicom nor Publicis shall issue any press release or otherwise make any similar public written statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations, to the extent not previously disclosed, without the consent of the other party.

Section 5.8. Certain Tax Matters. Each of Holdco, Omnicom, Publicis and Merger Sub shall use its reasonable best efforts to cause the Mergers to qualify for the Intended Tax Treatment and to obtain the Tax ruling described in Section 6.1(i)(ii) and the Tax opinions described in Sections 6.2(d) and 6.3(d), including by (a) Omnicom, Publicis and Holdco, as applicable, delivering to Tax counsel for Omnicom certificates of officers of Omnicom, Publicis and Holdco dated and executed as of the dates of such Tax opinions in substantially the form attached to this Agreement as Schedules V-1 through V-3, (b) Publicis delivering to Omnicom, at such reasonable time prior to (but as near as reasonably practicable to) the Measurement Date as shall be mutually agreed, a schedule which sets forth a reasonable good faith estimate (the “Estimated Excluded Asset Schedule”) of (x) the assets (if any) held by Publicis or its affiliates referred to in each of sub-paragraph

3(a) through sub-paragraph 3(o) of Schedule V-2, and (y) the fair market value of each such asset individually and in the aggregate with all such assets, in each case, as of such date (the “Estimated Assets and Values”), (c) Publicis delivering to Omnicom, concurrently with the delivery of the Estimated Excluded Asset Schedule, an agreed-upon procedures report, conducted by Ernst & Young in accordance with attestation standards established by the American Institute of Certified Public Accountants, as to the matters set forth in the Estimated Excluded Asset Schedule, which report shall be in form and substance, and conducted in accordance with such procedures, as is reasonably acceptable to Omnicom, (d) Publicis delivering to Omnicom, two Business Days prior to the Measurement Date, an updated Estimated Excluded Asset Schedule, which shall be in form consistent with the initial Estimated Excluded Asset Schedule, but shall set forth Publicis’ reasonable good faith estimate of the Estimated Assets and Values as of the Closing Date (and giving effect, for the avoidance of doubt, to any acquisitions or dispositions of assets or changes in fair market values thereof), (e) not taking any action that such party knows is reasonably likely to prevent such qualification or to prevent the obtaining of such Tax ruling or Tax opinions, (f) negotiating and executing such amendments to this Agreement as may be reasonably required in order to obtain such qualification (it being understood that no party will be required to agree to any such amendment), (g) adjusting the nominal value of Holdco Shares to the extent necessary to achieve the Intended Tax Treatment, and (h) timely filing a complete Tax ruling request (demande d’agrément) with the French Ministry of Budget in accordance with the provisions of Articles 210 B-3, 210 C-2 and 1649 nonies of the French Tax Code. Each of Holdco, Omnicom, Publicis and Merger Sub shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to Tax counsel in furtherance of such Tax opinions. Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of Holdco, Omnicom, Publicis and Merger Sub will report the Mergers and the other transactions contemplated by this Agreement in a manner consistent with the Intended Tax Treatment and, where applicable, shall comply with the reporting and recordkeeping requirements set forth in the Treasury Regulations applicable to the transactions contemplated by this Agreement. To the extent necessary or advisable to cause the Omnicom Merger and the other transactions contemplated by this Agreement to qualify for the Omnicom Intended Tax Treatment, Omnicom shall use its reasonable best efforts to enter into agreements with certain shareholders of Omnicom obligating such shareholders to deliver to Omnicom on the Closing Date ownership statements substantially in the form set forth in Schedules VI-1 and VI-2, as applicable, and any other information reasonably necessary to meet the requirements of Treasury Regulations Section 1.367(a)-3(c). In furtherance and not in limitation of Section 5.5, Publicis shall, and shall cause its Representatives to, provide Omnicom and its Representatives reasonable access to any workpapers or other relevant information with respect to, and the officers and employees of Publicis responsible for preparing, the Estimated Excluded Asset Schedule, and shall cooperate with Omnicom and its Representatives in connection with their due diligence review thereof.

Section 5.9. Expenses. Subject to Section 7.5, whether or not the Mergers are consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses; provided that (a) the registration and filing fees and the printing and mailing costs of the Registration Statement (including the Proxy Statement/Prospectus), the Information Document, the NYSE Listing

Application, the Admission Prospectus and the EU Listing Applications, and (b) any required filing fees with any Governmental Entity or Self-Regulatory Organization in connection with the transactions contemplated by this Agreement, in each of cases (a) and (b), shall be shared equally by Omnicom and Publicis unless prohibited by applicable Law. In case of a termination of this Agreement by either party, any Expenses and liabilities incurred by Holdco or Merger Sub in connection with the transactions contemplated by this Agreement shall be borne equally by Omnicom and Publicis. As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Registration Statement, Proxy Statement/Prospectus, Information Document, NYSE Listing Application, Admission Prospectus and EU Listing Applications, and the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereby and thereby, including in the case of Holdco any Expenses incurred by it in connection with the incorporation and financing of Holdco prior to the signing hereof.

Section 5.10. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Omnicom Effective Time, Holdco shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Omnicom and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Omnicom pursuant to the Organizational Documents of Omnicom or its Subsidiaries and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Omnicom and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by Law, in each case for acts or omissions occurring at or prior to the Omnicom Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in Holdco’s (or any successor’s) Organizational Documents after the Omnicom Effective Time, provisions providing for the elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses to the fullest extent permitted by Law (iii) cause to be maintained for a period of six years after the Omnicom Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Omnicom (provided that Holdco (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Omnicom Effective Time; provided, however, that in no event shall Holdco be required to expend in any one year an amount in excess of 200% of the annual premiums (such 200% amount, the “Maximum Omnicom Insurance Amount”) currently paid by Omnicom for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, Holdco shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Holdco may, in lieu of maintaining the insurance described in clause (iii) of this Section 5.10(a), purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Omnicom; provided that the amount paid by Holdco shall not exceed six times the Maximum Omnicom Insurance Amount. The obligations of Holdco under this Section 5.10(a) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.10(a) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.10(a) applies shall be third-party beneficiaries of this Section 5.10(a)).

(b) From and after the Omnicom Effective Time, Holdco shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Publicis and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Publicis pursuant to the Organizational Documents of Publicis or its Subsidiaries and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Publicis and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by Law, in each case for acts or omissions occurring at or prior to the Omnicom Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in Holdco’s (or any successor’s) Organizational Documents after the Omnicom Effective Time, provisions providing for the elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses to the fullest extent permitted by Law and (iii) cause to be maintained for a period of six years after the Omnicom Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Publicis (provided that Holdco (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Omnicom Effective Time; provided, however, that in no event shall Holdco be required to expend in any one year an amount in excess of 200% of the annual premiums (such 200% amount, the “Maximum Publicis Insurance Amount”) currently paid by Publicis for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, Holdco shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Holdco may, in lieu of maintaining the insurance described in clause (iii) of Section 5.10(b), purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Publicis; provided that the amount paid by Holdco shall not exceed six times the Maximum Publicis Insurance Amount. The obligations of Holdco under this Section 5.10(b) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.10(b) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.10(b) applies shall be third party beneficiaries of this Section 5.10(b)).

Section 5.11. Section 16 Matters. Prior to the Omnicom Effective Time, Omnicom shall take all such steps as may be required to cause any dispositions of shares of Omnicom Common Stock (including derivative securities with respect to shares of Omnicom Common Stock) or acquisitions of Holdco Shares (including derivative securities with respect to Holdco Shares)

resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the U.S. Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”) with respect to Omnicom to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12. Holdco Capital Increase. Prior to the Publicis Effective Time, Holdco shall take or cause to be taken all such steps as may be required for Holdco to issue the Holdco Shares, Holdco Stock Options (and Holdco Shares underlying such options) and the Holdco Stock Awards (and Holdco Shares underlying such awards) in respect of the Mergers (the “Holdco Capital Increase”), including the due preparation of (i) shareholders resolutions, (ii) instruments of issuance and (iii) descriptions of contribution and receipt of accountants’ statements pursuant to section 2:94b of the Dutch Civil Code confirming the valuation of the in-kind capital raise.

Section 5.13. Pre-Closing Dividends.

(a) Omnicom Transaction Dividend. Notwithstanding the provisions of Section 5.1, as promptly as practicable following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Sections 6.1, 6.2 and 6.3 (other than (i) those conditions that by their nature are to be satisfied by actions taken at the Closing but which conditions would be satisfied (including the delivery of officers’ certificates without qualifications or exceptions) if (x) the date of determination was the Closing Date and (y) each of the Omnicom Transaction Dividend and Publicis Transaction Dividend had already been paid in accordance with the terms hereof and (ii) the contemplated payment of the Omnicom Transaction Dividend and Publicis Transaction Dividend), the Omnicom Board intends to and, subject to applicable Law and the Organizational Documents of Omnicom, shall declare the Omnicom Transaction Dividend and set the record date and payment date for such Omnicom Transaction Dividend; provided, that each of the record date and payment date for such Omnicom Transaction Dividend shall be one Business Day immediately prior to the Closing Date; provided, further, that Omnicom and the Omnicom Board, shall in preparing for and taking the actions contemplated by this Section 5.13(a), use reasonable best efforts to eliminate or minimize to the extent possible any actual or potential delay in the occurrence of the Closing and the Closing Date arising out of or relating to the declaration, record date and/or the payment of the Omnicom Transaction Dividend. On the payment date of the Omnicom Transaction Dividend, Omnicom shall immediately irrevocably transfer the requisite cash for the Omnicom Transaction Dividend to the relevant paying agent for the benefit of the holders of Omnicom Common Stock. For purposes of this Agreement:

(i) “Omnicom Equalization Amount” means the excess, if any, of (x) the aggregate amount of all dividends by Publicis paid or payable for holders of record of Publicis Shares from and after the date hereof and prior to the Measurement Date, other than the Publicis Transaction Dividend (the “Publicis Interim Amount”) over (y) the aggregate amount of all dividends by Omnicom paid or payable for holders of record of shares of Omnicom Common Stock from and after the date hereof and prior to the Measurement Date, other than the Omnicom Transaction Dividend and (to the extent in compliance with Section 5.13(c)) the first regular quarterly dividend (and the second regular quarterly dividend, if any, if the record date for the second regular quarterly dividend (set by Omnicom in accordance with its customary practice) occurs prior to the Closing Date) paid by Omnicom following the execution of this Agreement (the “Omnicom Interim Amount”), such excess to be expressed as a per share amount using the number of shares of Omnicom Common Stock entitled to receive the Omnicom Transaction Divided based upon the record date of the Omnicom Transaction Dividend.

(ii) “Omnicom Transaction Dividend” means a special dividend, in cash, in an amount equal to $2.00 plus the Omnicom Equalization Amount, if any, per share of Omnicom Common Stock.

(b) Publicis Transaction Dividend. Notwithstanding the provisions of Section 5.1, as promptly as practicable following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Sections 6.1, 6.2 and 6.3 (other than (i) those conditions that by their nature are to be satisfied by actions taken at the Closing but which conditions would be satisfied (including the delivery of officers’ certificates without qualifications or exceptions) if (x) the date of determination was the Closing Date and (y) the Omnicom Transaction Dividend and Publicis Transaction Dividend had already been paid in accordance with the terms hereof and (ii) the contemplated payment of the Omnicom Transaction Dividend and Publicis Transaction Dividend), the Publicis Board intends to and, subject to applicable Law and the Organizational Documents of Publicis, shall declare the Publicis Transaction Dividend and set the record date and payment date for such Publicis Transaction Dividend; provided, that each of the record date and payment date for such Publicis Transaction Dividend shall be one Business Day immediately prior to the Closing Date; provided, further, that Publicis and the Publicis Board, shall in preparing for and taking the actions contemplated by this Section 5.13(b), use reasonable best efforts to eliminate or minimize to the extent possible any actual or potential delay in the occurrence of the Closing and the Closing Date arising out of or relating to the declaration, record date and/or the payment of the Publicis Transaction Dividend. On the payment date of the Publicis Transaction Dividend, Publicis shall immediately irrevocably transfer the requisite cash for the Publicis Transaction Dividend to the relevant paying agent for the benefit of the holders of Publicis Shares. For purposes of this Agreement:

(i) “Publicis Equalization Amount” means the excess, if any, of (x) Omnicom Interim Amount over (y) the Publicis Interim Amount, such excess to be expressed as a per share amount using the number of Publicis Shares entitled to receive the Publicis Transaction Divided based upon the record date of the Publicis Transaction Dividend.

(ii) “Publicis Transaction Dividend” means a special dividend, in cash, in an amount equal to €1.00 per Publicis Share plus the Publicis Equalization Amount, if any, per Publicis Share.

(c) Regular Dividends. Notwithstanding the provisions of Section 5.1, the parties agree that each of Omnicom and Publicis shall be permitted to, between the date hereof and the Closing Date, continue to declare, set aside and pay (x) in the case of Omnicom, regular quarterly dividends in the ordinary and usual course of business consistent with past practice and (y) in the case of Publicis, regular annual dividends in the ordinary and usual course of business consistent with past practice; provided, that, notwithstanding anything to the contrary contained herein, (1) no such dividend shall be paid or payable, or declared in a manner contemplated to be paid or payable, on or after the Measurement Date and (2) each of the first two regular quarterly dividends paid by Omnicom following the execution of this Agreement shall not exceed $0.40 per share per dividend.

Section 5.14. Publicis Notes, Warrants and Convertible Notes.

(a) Meetings of Holders. Publicis shall take all steps necessary or appropriate to serve valid notice of and to convene general meetings of the holders of (x) the 4.25% Bonds due 31 March 2015 (the “Publicis Eurobonds”), (y) the Publicis ORANEs and (z) the Publicis Warrants, in order that such meetings of holders may validly deliberate and vote on the Publicis Merger pursuant to and in accordance with Art. L. 228-65 of the French commercial code. In the event that a quorum is not present at any such meeting on its first call, Publicis shall serve notice of such meeting on a second call. All such meetings shall be held and shall decide on the Publicis Merger no later than 25 days after (and in no event before) the date on which the Cross-Border Merger Terms are filed with the clerk of the Commercial Court of Paris. In the event that any such meeting of holders votes to oppose the Publicis Merger:

(i) Publicis and Holdco shall continue to comply with their obligations under this Agreement to consummate and make effective the Mergers, subject to the terms and conditions of this Agreement;

(ii) Publicis shall publish its intention to continue with the Publicis Merger in the Bulletin des announces légales (BALO) and in any other newspaper of legal record in which the notice of such meeting of holders was originally published; and

(iii) Section 5.6 shall apply, mutatis mutandis, in the event that the representative of any masse of the holders of any of securities named in this Section 5.14(a) brings any opposition proceeding in the Commercial Court of Paris.

(b) Publicis ORANEs.

(i) Pursuant to and in accordance with the Issuance Agreement, dated September 2002 (the “Issuance Agreement”), relating to the Publicis ORANEs, the Publicis Merger will entitle each holder of any Publicis ORANEs to require Publicis to redeem the Publicis ORANEs held by such holder for Publicis Shares. If so requested, such redemption shall occur, and Publicis shall deliver such Publicis Shares against surrender and cancellation of the Publicis ORANEs, no later than one week before the record date for establishing the holders of Publicis Shares entitled to vote at the Publicis Shareholders’ Meeting. Accordingly, a reasonable and appropriate time following the date of this Agreement (in view of the transactions contemplated by this Agreement), Publicis shall send written notice to each holder of Publicis ORANEs notifying such holder of the intended Publicis Merger and informing such holder that pursuant to the terms and conditions of such Publicis ORANEs the holder is entitled to require their early redemption by written demand to the financial intermediary that holds the Publicis ORANEs for the account of such holder. Any such demand shall be irrevocable and Publicis shall be bound to redeem all Publicis ORANEs with respect to which such a demand is made.

(ii) Notwithstanding anything to the contrary contained in the Agreement (including Section 5.1 and Section 5.14), following the date hereof, Publicis shall be permitted to, and at the request of Omnicom shall, use commercially reasonable efforts to, in accordance with French Law, serve valid notice of and convene one or more general meeting(s) of the holders of the Publicis ORANEs, including any adjournment or postponement thereof (an “ORANE Meeting”), to seek the approval of the holders of the Publicis ORANEs (the “ORANE Holders Approval”) of an amendment to the terms and conditions of the Publicis ORANEs (the “ORANE Amendment”), such ORANE Amendment to provide, in substance, for the mandatory accelerated redemption prior to the Closing Date, in Publicis Shares, of 100% of all then outstanding Publicis ORANEs (the “Mandatory Redemption”), in connection with the Publicis Merger and the Publicis Shareholders’ Meeting. In connection with the foregoing, Publicis shall not be permitted to increase the consideration otherwise payable to the holders of the Publicis ORANEs in connection with the Mandatory Redemption without the prior written consent of Omnicom.

(iii) Each of the parties shall cooperate with the other, and Publicis shall consult with Omnicom in good faith, with respect to the process of obtaining the ORANE Holders Approval, including by keeping Omnicom reasonably apprised of material events or developments in connection therewith. For the avoidance of doubt, the failure of Publicis to obtain the ORANE Holders Approval and the ORANE Amendment will not be a condition to the Closing.

(c) Adjustment of Publicis Convertible Notes and Publicis Warrants. Pursuant to and in accordance with the terms and conditions on which they were issued and applicable French Law, the Cross-Border Merger Terms shall provide for the adjustment of the Publicis Convertible Notes and the Publicis Warrants to take into account (x) the Publicis Transaction Dividend and (y) the Publicis Exchange Ratio, as follows:

(i) Effective as of the payment date of the Publicis Transaction Dividend, the Redemption Ratio (Parité de Remboursement) of the Publicis ORANEs, the Conversion/Exchange Ratio (Ratio d’Attribution) of the Publicis 2018 OCÉANEs and the Exercise Ratio of the Publicis Warrants will each be adjusted (if necessary) in the manner set forth in the respective terms and conditions governing the issuance of these securities with respect to payment of exceptional dividends.

(ii) Effective as of the Publicis Effective Time, each then-outstanding Publicis ORANE shall no longer be redeemable in Publicis Shares and shall thereafter be redeemable solely in Holdco Shares and the applicable Redemption Ratio (Parité de Remboursement) shall be equal to the product of (x) the Redemption Ratio (Parité de Remboursement) of the Publicis ORANEs in effect immediately prior to the Publicis Effective Time, after giving effect to any adjustment required pursuant to Section 5.14(c)(i) above and (y) the Publicis Exchange Ratio.

(iii) Effective as of the Publicis Effective Time, each then-outstanding Publicis 2018 OCÉANE shall no longer be convertible or exchangeable into Publicis Shares and shall thereafter be convertible or exchangeable solely into Holdco Shares and the applicable Conversion/Exchange Ratio (Ratio d’Attribution) shall be equal to the product of (x) the Conversion/Exchange Ratio (Ratio d’Attribution) of the Publicis 2018 OCÉANEs in effect immediately prior to the Publicis Effective Time, after giving effect to any adjustment required pursuant to Section 5.14(c)(i) above and (y) the Publicis Exchange Ratio.

(iv) Effective as of the Publicis Effective Time, each then-outstanding Publicis Warrant shall no longer be exercisable for Publicis Shares and shall thereafter be exercisable for Holdco Shares and the applicable Exercise Ratio shall be equal to the product of (x) the Exercise Ratio of the Publicis Warrants in effect immediately prior to the Publicis Effective Time, after giving effect to any adjustment required pursuant to Section 5.14(c)(i) above and (y) the Publicis Exchange Ratio.

(d) Assumption of Publicis Eurobonds, Publicis Convertible Notes and Publicis Warrants. The Cross-Border Merger Terms shall provide that, at the Publicis Effective Time, pursuant to applicable French and Dutch Law, the obligations and liabilities of Publicis under the Publicis Eurobonds, the Publicis Convertible Notes and the Publicis Warrants, after giving effect to the adjustments set forth above, shall become the obligations and liabilities of Holdco, and, more generally, that Holdco shall assure the same protections of the rights of their holders as such holders were entitled to under applicable French Law and regulations in effect immediately prior to the Publicis Effective Time, as well as pursuant to the terms and conditions on which they were issued.

Section 5.15. Omnicom Convertible Notes.

(a) As and when required by the indenture for the Omnicom Convertible Notes, as in effect on the date of this Agreement, (i) Omnicom shall mail notice of the proposed record date for the Omnicom Transaction Dividend to the Holders (as defined in the indenture for the Omnicom Convertible Notes) and shall file such notice with the Trustee (as defined in the indenture for the Omnicom Convertible Notes) and Conversion Agent (as defined in the indenture for the Omnicom Convertible Notes), and (ii) Omnicom shall file with the Trustee and the Conversion Agent and mail to Holders of any then-outstanding Omnicom Convertible Notes the notice required by the indenture for the Omnicom Convertible Notes as in effect on the date of this Agreement of the adjustment of the Conversion Rate (as defined in the indenture for the Omnicom Convertible Notes) resulting from payment of the Omnicom Transaction Dividend and file with the Trustee and Conversion Agent the required certificate (including, if necessary, a certificate from the independent public accountants of Omnicom) stating the facts requiring such adjustment and the manner of computing it.

(b) As and when required by the indenture for the Omnicom Convertible Notes as in effect on the date of this Agreement, Omnicom shall mail notice of the proposed record date for approval of the Omnicom Merger to the Holders of any then-outstanding Omnicom Convertible Notes and shall file such notice with the Trustee and Conversion Agent.

(c) Prior to the Omnicom Effective Time, Omnicom and Holdco shall execute and deliver to the Trustee a supplemental indenture to the indenture for the Omnicom Convertible Notes containing the provisions required by such indenture as in effect on the date of this Agreement, including by providing that, at the Omnicom Effective Time, each then-outstanding Omnicom Convertible Note shall no longer be convertible into shares of Omnicom Common Stock and shall thereafter be convertible solely into the number of Holdco Shares that the Holder of such Omnicom Convertible Note would have received pursuant to the Omnicom Merger if such Holder had converted such Omnicom Convertible Note immediately before the Omnicom Effective Time in accordance with the terms of the indenture for the Omnicom Convertible Notes. In addition, if, from and after the date hereof and prior to the Omnicom Effective Time, any Holder of Omnicom Convertible Notes surrenders such notes for conversion in accordance with the terms of the indenture for the Omnicom Convertible Notes, Omnicom shall deliver an amount, solely in cash, equal to the Cash Amount and Premium (each such terms as defined in the indenture for the Omnicom Convertible Notes) in respect of such notes.

Section 5.16. Holdco and Merger Sub Formation.

(a) Holdco. As promptly as practicable following the date hereof, Publicis shall take all action necessary and appropriate, in accordance with Dutch Law, to form (the “Holdco Formation”), as sole shareholder, a naamloze vennootschap organized under the laws of the Netherlands with the Holdco articles of association substantially in the form attached hereto as Exhibit D and as otherwise set forth in this Agreement (such naamloze vennootschap, “Holdco”); provided, however, that, notwithstanding the foregoing, Publicis may, with the prior written consent of Omnicom (which consent may be withheld in its sole and absolute discretion) purchase, in accordance with customary Dutch practice in connection with cross-border transactions, a “shelf” besloten vennootschap organized under the laws of the Netherlands and in existence as of December 31, 2012, and promptly thereafter convert such besloten vennootschap into a naamloze vennootschap organized under the laws of the Netherlands (such naamloze vennootschap referred to in the foregoing proviso shall, for purposes of this Agreement, be referred to as “Holdco”). Immediately following the Holdco Formation, (x) each of Publicis and Holdco shall take all necessary and appropriate actions to cause this Agreement and the transactions contemplated by this Agreement, including the Mergers and the Holdco Capital Increase, to be approved and adopted, as applicable, by Holdco and its sole shareholder for all required purposes under applicable Laws (subject only to the approval by the Holdco Board and sole shareholder of the Cross-Border Merger Terms pursuant to Section 5.3(a)), and (y) Holdco shall, and Publicis shall cause Holdco to, become a party to this Agreement as if an original party hereto by executing a joinder to this Agreement, substantially in the form attached hereto as Exhibit C.

(b) Merger Sub. As promptly as practicable following the Holdco Formation, Holdco shall take all action necessary and appropriate to form, as sole shareholder, a corporation organized under the laws of the State of New York (“Merger Sub”), in accordance with all applicable Laws (the “Merger Sub Formation”), pursuant to the Merger Sub certificate of incorporation and bylaws substantially in the form attached hereto as Exhibit E, and immediately following the Merger Sub Formation, (i) Holdco and Merger Sub shall take all necessary and appropriate actions to cause this Agreement and the transactions contemplated by this Agreement, including the Omnicom Merger, to be approved and adopted, as applicable, by Merger Sub and its sole shareholder for all required purposes under applicable Laws and (ii) Merger Sub shall, and Holdco shall cause Merger Sub to, become a party to this Agreement as if an original party hereto by executing a joinder to this Agreement, substantially in the form attached hereto as Exhibit C.

Section 5.17. Anti-Corruption and Trade Sanctions Compliance. Prior to the Publicis Effective Time, Holdco, Omnicom and Publicis shall use reasonable best efforts to take all actions necessary to cause the business of the Holdco Group (following the consummation of the transactions contemplated by this Agreement) to be compliant, in all material respects, with all Laws applicable to the Holdco Group (following the consummation of the transactions contemplated by this Agreement), including Anti-Corruption Laws and Trade Sanctions Laws.

ARTICLE VI

CONDITIONS TO THE MERGERS

Section 6.1. Condition to Each Party’s Obligation to Effect the Mergers. The respective obligation of each party to effect the Mergers is subject to the satisfaction or, to the extent permitted by applicable Law, waiver (in writing) prior to the Closing Date of the following conditions:

(a) Shareholder Approvals. The Omnicom Requisite Vote shall be been obtained at the Omnicom Shareholders’ Meeting and the Publicis Requisite Vote shall have been obtained at the Publicis Shareholders’ Meeting.

(b) Exchange Listing. The Holdco Shares to be issued to the holders of Publicis Shares and Omnicom Common Stock pursuant to this Agreement and otherwise in connection with the Mergers pursuant to this Agreement (including Holdco Shares to be reserved for issuance in connection with the Mergers) shall have been authorized for listing on the NYSE and Euronext Paris, in each case, upon official notice of issuance.

(c) No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law which is in effect and prohibits or makes illegal consummation of the Mergers in accordance with the terms of this Agreement.

(d) Registration Statement and Admission Prospectus. The Registration Statement shall have been declared effective by the SEC under the Securities Act, and shall not be the subject of any stop order which is in effect suspending the effectiveness of the Registration Statement or any proceedings for that purpose. All necessary approvals and consents of the AFM with respect to the Admission Prospectus shall have been obtained, and a “passport visa” with respect thereto shall have been granted by the AMF.

(e) Competition and Other Approvals.

(i) Any waiting period (and any extension thereof) required under the Competition Approvals set forth in Section 4.1(e)(iii) of the Publicis Disclosure Letter and Section 4.1(e)(iii) of the Omnicom Disclosure Letter shall have expired or been terminated and (to the extent applicable) any such Competition Approval shall have been obtained.

(ii) There shall have been obtained or made all other consents, approvals and actions of, filings with and notices to any Governmental Entity required of Publicis, Omnicom or any of their Subsidiaries to consummate the Mergers, the issuance of Holdco Shares in the Mergers and the other transactions contemplated by the Agreement (for the avoidance of doubt, in each case other than Competition Approvals that are governed by Section 6.1(e)(i) above), except to the extent that either party reasonably determines in good faith that the failure of which to be obtained, made or taken, individually or in the aggregate, would not reasonably be expected to have a Substantial Detriment, and such consents, approvals and actions shall have been obtained on terms that, individually or in the aggregate, would not reasonably be expected to have a Substantial Detriment.

(f) Mergers Cross-Conditional. All actions necessary to cause each of the Mergers to become effective (other than such actions that by their nature are to be taken at or after the Closing) shall have been taken by Holdco, Omnicom, Publicis and Merger Sub.

(g) Dividends. Prior to the Closing Date, each of the Omnicom Transaction Dividend and the Publicis Transaction Dividend shall have been paid. For purposes of this Section 6.1(g), with respect to each of the Omnicom Transaction Dividend or the Publicis Transaction Dividend, such dividend shall be deemed to have been paid to holders of Omnicom Common Stock or Publicis Shares, as the case may be, at the time the cash for the Omnicom Transaction Dividend or Publicis Transaction Dividend, as applicable, is irrevocably transferred to the relevant paying agent for the benefit of such shareholders.

(h) Expiration or Satisfaction of Publicis Creditor Claims. The one-month opposition period for Publicis’ Creditors following the date of the Merger Terms Publication shall have expired or have been earlier terminated pursuant to the posting of a bond by Publicis or Holdco sufficient to satisfy Publicis’ Creditors’ claims, if any.

(i) Publicis Pre-Merger Items.

(i) The Paris Commercial Court or a French notary shall have issued a “pre-merger” certificate attesting to the proper completion of the pre-merger acts and formalities under French Law. To the extent required, the Dutch Civil Law Notary shall have issued a “pre-merger” certificate attesting to the proper completion of the pre-merger acts and formalities under Dutch Law.

(ii) Publicis shall have received a ruling (agrément) granted by the French ministry of budget in accordance with the provisions of Articles 210 B-3, 210 C-2 and 1649 nonies of the French Tax Code pursuant to which the Publicis Merger will benefit from the favorable corporate income tax merger regime provided for by Article 210 A of the French Tax Code.

Section 6.2. Additional Conditions to Omnicom’s Obligations to Effect the Mergers. The obligation of Omnicom to effect the Omnicom Merger is subject to the satisfaction or waiver (in writing) prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties of Publicis. (i) The representations and warranties of Publicis set forth in Section 4.1(b)(iv) shall be true and correct (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), (ii) each of the representations and warranties of Publicis and Holdco set forth in Sections 4.1(b)(v), 4.1(c), 4.2(b) and 4.2(c) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iii) each of the other representations and warranties of Publicis and Holdco set forth in Sections 4.1 and 4.2 hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except in the case of clause (iii) where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Publicis or, following the consummation of the transactions contemplated by this Agreement, Holdco, and Omnicom shall have received a certificate of a duly authorized officer of Publicis as to the satisfaction of this condition.

(b) Performance of Obligations of Publicis and Holdco. Each of Publicis and Holdco shall, in all material respects, have performed and complied with all obligations required to be performed or complied with by them under this Agreement at or prior to the Omnicom Effective Time, and Omnicom shall have received a certificate of a duly authorized officer of Publicis as to the satisfaction of this condition.

(c) No Material Adverse Effect. At any time after the date of this Agreement there shall not have occurred and be continuing any fact, circumstance, effect, change, event or development that, individually or in the aggregate, (i) has had or would reasonably be expected to have a Material Adverse Effect on Publicis or (ii) would reasonably be expected to have a Material Adverse Effect on Holdco following the Omnicom Effective Time.

(d) Tax Opinion. Omnicom shall have received the opinion of Latham & Watkins LLP as of the Closing Date to the effect that the Omnicom Merger should qualify for the Omnicom Intended Tax Treatment. In rendering the opinion described in this Section 6.2(d), the Tax counsel rendering such opinion may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including those contained in certificates of officers of Omnicom, Publicis, and Holdco attached hereto as Schedules V-1 through V-3.

Section 6.3. Additional Conditions to Publicis and Holdco’s Obligations to Effect the Mergers. The obligations of Publicis and Holdco to effect the Publicis Merger are subject to the satisfaction or waiver (in writing) prior to the Closing Date of the following conditions:

(a) Representations and Warranties of Omnicom. (i) The representations and warranties of Omnicom set forth in Section 4.1(b)(i) shall be true and correct (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), (ii) each of the representations and warranties of Omnicom set forth in Sections 4.1(b)(ii) and 4.1(c) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iii) each of the other representations and warranties of Omnicom set forth in Section 4.1 hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except in the case of clause (iii) where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Omnicom or, following the consummation of the transactions contemplated by this Agreement, Holdco, and Publicis shall have received a certificate of a duly authorized officer of Omnicom as to the satisfaction of this condition.

(b) Performance of Obligations of Omnicom. Omnicom shall, in all material respects, have performed and complied with all obligations required to be performed or complied with by them under this Agreement at or prior to the Publicis Effective Time, and Publicis shall have received a certificate of a duly authorized officer of Omnicom as to the satisfaction of this condition.

(c) No Material Adverse Effect. At any time after the date of this Agreement there shall not have occurred and be continuing any fact, circumstance, effect, change, event or development that, individually or in the aggregate, (i) has had or would reasonably be expected to have a Material Adverse Effect on Omnicom or (ii) would reasonably be expected to have a Material Adverse Effect on Holdco following the Omnicom Effective Time.

(d) Tax Opinion. Publicis shall have received the opinion of Darrois, Villey Maillot Brochier as of the Closing Date to the effect that the Publicis Merger will qualify for the Publicis Intended French Tax Treatment. In rendering the opinion described in this Section 6.3(d), the Tax counsel rendering such opinion may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants.

ARTICLE VII

TERMINATION

Section 7.1. Termination by Mutual Consent. This Agreement may be terminated by mutual written consent of Omnicom and Publicis at any time prior to the Publicis Effective Time.

Section 7.2. Termination by Either Omnicom or Publicis. This Agreement may be terminated by either Omnicom or Publicis at any time prior to the Publicis Effective Time:

(a) if the Publicis Effective Time shall not have occurred by the twelve month anniversary of the date of this Agreement (such date, the “Termination Date”), whether such date is before or after the date of the receipt of the Omnicom Requisite Vote or the Publicis Requisite Vote; provided, however, that each of Omnicom and Publicis shall have the right, in its sole discretion, to extend the Termination Date to the eighteen month anniversary of the date of this Agreement, if the only conditions that have not been satisfied (other than those conditions that Omnicom and Publicis have mutually agreed to waive, if and to the extent that such waiver is permitted by applicable Law, and other than those conditions that by their nature can only be satisfied at or immediately prior to the Closing) are one or more of the conditions set forth in Sections 6.1(a), (b), (c), (d), (e), (g) and (h); provided, further, that neither (x) the right to extend the Termination Date pursuant to this clause 7.2(a) nor (y) the right to terminate this Agreement pursuant to this clause 7.2(a) may be exercised by any party whose failure to perform any material covenant or obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of any such closing condition to be satisfied on or before the Termination Date;

(b) if (i) the Omnicom Requisite Vote shall not have been obtained after a vote of the Omnicom shareholders has been taken and completed at the Omnicom Shareholders’ Meeting or at any adjournment or postponement thereof or (ii) the Publicis Requisite Vote shall not have been obtained after a vote of the Publicis shareholders has been taken and completed at the Publicis Shareholders’ Meeting or at any adjournment or postponement thereof;

(c) if any Governmental Entity or Self-Regulatory Organization (if applicable), which must grant a regulatory approval required under Section 6.1(e), has denied such grant in writing and such denial has become final, binding and non-appealable, or any order permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers shall become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.2(c) shall have used its reasonable best efforts in accordance with Section 5.4 to (x) prevent the denial of such grant and/or (y) prevent the entry of and to remove such order, as applicable.

Section 7.3. Termination by Omnicom. This Agreement may be terminated by Omnicom:

(a) at any time prior to the date which is sixty days prior to the scheduled date of the Publicis Shareholders’ Meeting, if the Publicis Board shall have effected a Change in

Publicis Recommendation; provided, however, that, to the extent the Publicis Board shall have effected a Change in Publicis Recommendation at a time which is sixty or fewer days prior to the scheduled date of the Publicis Shareholders’ Meeting, this Agreement may be terminated by Omnicom within ten days after the date of such Change in Publicis Recommendation; or

(b) at any time prior to the Publicis Effective Time, if Publicis breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Publicis or Holdco contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Sections 6.2(a) or 6.2(b) and (ii) is not reasonably capable of being cured by Publicis or Holdco by the Termination Date or is not cured by Publicis or Holdco within 45 days after receiving written notice from Omnicom (provided that Omnicom is not then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of Omnicom contained herein then fails to be true and correct such that the conditions set forth in Sections 6.3(a) or 6.3(b) could not then be satisfied).

Section 7.4. Termination by Publicis. This Agreement may be terminated by Publicis:

(a) at any time prior to the date which is sixty days prior to the scheduled date of the Omnicom Shareholders’ Meeting, if the Omnicom Board shall have effected a Change in Omnicom Recommendation; provided, however, that, to the extent the Omnicom Board shall have effected a Change in Omnicom Recommendation at a time which is sixty or fewer days prior to the scheduled date of the Omnicom Shareholders’ Meeting, this Agreement may be terminated by Publicis within ten days after the date of such Change in Omnicom Recommendation; or

(b) at any time prior to the Publicis Effective Time, if Omnicom breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Omnicom contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Sections 6.3(a) or 6.3(b) and (ii) is not reasonably capable of being cured by Omnicom by the Termination Date or is not cured by Omnicom within 45 days after receiving written notice from Publicis (provided that Publicis is not then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of Publicis contained herein then fails to be true and correct such that the conditions set forth in Sections 6.2(a) or 6.2(b) could not then be satisfied).

Section 7.5. Effect of Termination and Abandonment.

(a) Effect of Termination and Abandonment. In the event of termination of this Agreement pursuant to this Article VII, this Agreement (other than as set forth in this Section 7.5 and Section 8.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other Representatives); provided, however, that, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any fraud or willful and material breach of this Agreement; provided, further, that the parties shall cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any Governmental Entity or Self-Regulatory Organization (if applicable) in connection with the transactions contemplated by this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching party with the knowledge that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.

(b) Termination Fee Payable by Omnicom

(i) In the event that (A) this Agreement is terminated by Publicis pursuant to Section 7.4(a) or is terminated by either Omnicom or Publicis pursuant to Section 7.2(a) or 7.2(b)(i) (and, at the time of such termination pursuant to Section 7.2(a) or 7.2(b)(i), Publicis had a right to terminate this Agreement pursuant to Section 7.4(a)), or (B)(x) an Acquisition Proposal for Omnicom shall have been publicly announced or made publicly known or otherwise communicated or made known to management or the Omnicom Board (or any third party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal) at any time after the date of this Agreement and (y) this Agreement is subsequently terminated by Publicis pursuant to Section 7.4(b) or is terminated by either Omnicom or Publicis pursuant to Section 7.2(a) or 7.2(b)(i) (and, at the time of such termination pursuant to Section 7.2(a) or 7.2(b)(i), Publicis had a right to terminate this Agreement pursuant to Section 7.4(b)), then, in either case, Omnicom shall, prior to or contemporaneously with such termination, pay or cause to be paid to Publicis an amount equal to $500,000,000 (the “Omnicom Termination Payment”) by wire transfer of same day funds.

(ii) In the event that (A) an Acquisition Proposal for Omnicom shall have been publicly announced or made publicly known or otherwise communicated or made known to management or the Omnicom Board (or any third party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal), (B) this Agreement is subsequently terminated by Omnicom or Publicis pursuant to Section 7.2(a) or 7.2(b)(i), and (C) within 9 months of such termination pursuant to Section 7.2(a) or 7.2(b)(i), Omnicom or any of its Subsidiaries executes an Alternative Acquisition Agreement with respect to, or consummates, or approves or recommends to the Omnicom shareholders to accept, any Acquisition Proposal (it being understood that, for purposes of this clause (C), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.2(a) except that each reference to “15% or more” in the definition of “Acquisition Proposal” and “Major Subsidiary” shall be deemed to be a reference to “40% or more”), then Omnicom shall, prior to or contemporaneously with the completion of such acquisition or transaction (or, if earlier, the entry into such Alternative Acquisition Agreement), pay or cause to be paid to Publicis, by wire transfer of same day funds, the Omnicom Termination Payment.

(c) Termination Fee Payable by Publicis

(i) In the event that (A) this Agreement is terminated by Omnicom pursuant to Section 7.3(a) or is terminated by either Omnicom or Publicis pursuant to Section 7.2(a)

or 7.2(b)(ii) (and, at the time of such termination pursuant to Section 7.2(a) or 7.2(b)(ii), Omnicom had a right to terminate this Agreement pursuant to Section 7.3(a)), or (B)(x) a proposal with respect to an Acquisition Proposal for Publicis shall have been publicly announced or made publicly known or otherwise communicated or made known to management or the Publicis Board (or any third party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal) at any time after the date of this Agreement and (y) this Agreement is subsequently terminated by Omnicom pursuant to Section 7.3(b) or is terminated by either Omnicom or Publicis pursuant to Section 7.2(a) or 7.2(b)(ii) (and, at the time of such termination pursuant to Section 7.2(a) or 7.2(b)(ii), Omnicom had a right to terminate this Agreement pursuant to Section 7.3(b)), then, in either case, Publicis shall, prior to or contemporaneously with such termination, pay or cause to be paid to Omnicom an amount equal to $500,000,000 (the “Publicis Termination Payment”) by wire transfer of same day funds.

(ii) In the event that (A) an Acquisition Proposal for Publicis shall have been publicly announced or made publicly known or otherwise communicated or made known to management or the Publicis Board (or any third party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal) at any time after the date of this Agreement, (B) this Agreement is subsequently terminated by Omnicom or Publicis pursuant to Section 7.2(a) or 7.2(b)(ii), and (C) within 9 months of such termination pursuant to Section 7.2(a) or 7.2(b)(ii), Publicis or any of its Subsidiaries executes an Alternative Acquisition Agreement with respect to, or consummates, or approves or recommends to Publicis shareholders to accept, any Acquisition Proposal (it being understood that, for purposes of this clause (C), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.2(a) except each that reference to “15% or more” in the definition of “Acquisition Proposal” and “Major Subsidiary” shall be deemed to be a reference to “40% or more”), then Publicis shall, prior to or contemporaneously with the completion of such acquisition or transaction (or, if earlier, the entry into such Alternative Acquisition Agreement), pay or cause to be paid to Omnicom, by wire transfer of same day funds, the Publicis Termination Payment.

(d) Interest. Each of Omnicom and Publicis acknowledges that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either party fails to promptly pay or cause to be paid the amount due pursuant to this Section 7.5, and, in order to obtain such payment, the other party commences a suit that results in a judgment against such party for the payment set forth in this Section 7.5 or any portion of such payment, such party shall pay the other party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the payment at the prime rate of Citibank, N.A., in effect on the date such payment was required to be paid, from the date on which such payment was required through the date of actual payment. In no event shall Omnicom or Publicis be obligated pursuant to this Section 7.5 to pay more than one Omnicom Termination Payment or Publicis Termination Payment, respectively.

ARTICLE VIII

MISCELLANEOUS AND GENERAL

Section 8.1. Survival. This Article VIII and the agreements of Omnicom and Publicis contained in Section 5.10 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Mergers. This Article VIII, the agreements of Omnicom and Publicis contained in Section 5.9 (Expenses), Section 7.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. No other representations, warranties, covenants and agreements in this Agreement shall survive the consummation of the Mergers or the termination of this Agreement; provided, that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Omnicom Effective Time, which shall survive to the extent expressly provided for herein.

Section 8.2. Modification or Amendment. Subject to the provisions of applicable Law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by a written instrument executed and delivered by all of the parties hereto, whether before or after approval of the matters presented in connection with the Publicis Merger by the Publicis shareholders or the Omnicom Merger by the Omnicom shareholders; provided that, after any such approval, no amendment shall be made for which applicable Law or the rules of any relevant stock exchange requires further approval by such shareholders without such further approval.

Section 8.3. Extension; Waiver. At any time prior to the Publicis Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Omnicom shall require the approval of the Omnicom shareholders unless such approval is required by Law and no extension or waiver by Publicis shall require the approval of the Publicis shareholders unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.4. Counterparts. This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 8.5. Governing Law; Submission to Jurisdiction; Appointment of Agent for Service of Process.

(a) Governing Law. EXCEPT FOR (i) THE FIDUCIARY DUTIES OF THE OMNICOM BOARD AND THE VALIDITY OF ANY CORPORATE ACTION ON THE PART OF OMNICOM AND MERGER SUB, WHICH SHALL BE INTERPRETED,

CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF, (ii) THE FIDUCIARY DUTIES OF THE PUBLICIS BOARD AND THE VALIDITY OF ANY CORPORATE ACTION ON THE PART OF PUBLICIS, WHICH SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH FRENCH LAW WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF AND (iii) THE FIDUCIARY DUTIES OF THE HOLDCO BOARD AND THE VALIDITY OF ANY CORPORATE ACTION ON THE PART OF HOLDCO, WHICH SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH DUTCH LAW WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF, THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF, THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

(b) Submission to Jurisdiction; Appointment of Agent for Service of Process. The parties hereto hereby declare that it is their intention that, except as otherwise provided in Section 8.5(a), this Agreement shall be regarded as made under the Laws of the State of Delaware and that the Laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees (i) that this Agreement involves at least $100,000, and (ii) that this Agreement has been entered into by the parties hereto in express reliance upon 6 Del. C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (A) to be subject to the exclusive jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County (such applicable court, the “Chosen Court”), waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that, except as otherwise provided in Section 8.5(a), all claims in respect of the proceeding or action shall be heard and determined only in the Chosen Court, and agrees not to bring any proceeding or action arising out of or relating to this Agreement or the transactions contemplated hereby (except, in the case of the voting agreements referenced in the Recitals hereto, which will be governed by their terms) in any other court, and (B) (1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process, and (2) that, to the fullest extent permitted by applicable Law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (B) (1) or (2) above shall, to the fullest extent permitted by applicable Law, have the same legal force and effect as if served upon such party personally within the State of Delaware. For purposes of implementing the parties’ agreement to appoint and maintain an agent for service of process in the State of Delaware, each such party that has not as of the date hereof already duly appointed such an agent does hereby appoint CT Corporation, as such agent.

Section 8.6. Disclosure Letters. Any disclosure contained in the Omnicom Disclosure Letter or the Publicis Disclosure Letter with reference to any section or subsection of this Agreement shall be deemed to apply to any other section or subsection of the Omnicom Disclosure Letter or Publicis Disclosure Letter, respectively, where the relevance of such disclosure is reasonably apparent. The mere inclusion of any item in the Omnicom Disclosure Letter as an exception to a representation or warranty of Omnicom in this Agreement or the Publicis Disclosure Letter as an exception to a representation or warranty of Publicis in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a Material Adverse Effect on Omnicom, Publicis or Holdco, as applicable, or trigger any other materiality qualification.

Section 8.7. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid or by prepaid overnight courier (providing written proof of delivery), or by confirmed facsimile transmission or electronic mail, addressed as follows:

(a)	If to Omnicom, to:

Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022
Attention:	John D. Wren
Michael J. O’Brien
Tel: +1 (212) 415-3600
Fax: +1 (212) 415-3530

Email:	john.wren@omnicomgroup.com
michael.o’brien@omnicomgroup.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
United States of America
Tel: +1 (212) 906-1200
Fax: +1 (212) 751-4864
Attention:	Mark D. Gerstein
Joel H. Trotter
Bradley C. Faris
Email:	mark.gerstein@lw.com
joel.trotter@lw.com
bradley.faris@lw.com

(b)	If to Publicis, to:

Publicis Groupe S.A.
133 avenue des Champs Elysées
75008 Paris
France
Tel: +33-1-44-43-70-00
Fax: +33-1-44-43-75-25
Attention:	Maurice Lévy, Chairman & Chief Executive Officer
Anne-Gabrielle Heilbronner, General Secretary

Email:	maurice.levy@publicisgroupe.com
anne-gabrielle.heilbronner@publicisgroupe.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
United States of America
Tel: +1 (212) 403-1000
Fax: +1 (212) 403-2000
Attention:	Martin Lipton
Adam O. Emmerich
Email:	mlipton@wlrk.com
aoemmerich@wlrk.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 8.8. Entire Agreement. This Agreement (including any exhibits hereto), the Cross-Border Merger Terms, the Omnicom Disclosure Letter, the Publicis Disclosure Letter and the Mutual Non-Disclosure Agreement, dated June 19, 2013, between Omnicom and Publicis (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

Section 8.9. No Third-Party Beneficiaries. Except as provided in Section 5.10 (Indemnification; Directors’ and Officers’ Insurance), this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder. The parties hereto further agree that the rights of third-party beneficiaries under Section 5.10 shall not arise unless and until the Publicis Effective Time occurs.

Section 8.10. Obligations of Omnicom and Publicis. Whenever this Agreement requires a Subsidiary of Holdco, Omnicom or Publicis to take any action, such requirement shall be deemed to include an undertaking on the part of Holdco, Omnicom or Publicis, as appropriate, to cause such Subsidiary to take such action.

Section 8.11. Definitions. Each of the terms set forth in Annex I is defined in the Section of this Agreement set forth opposite such term.

Section 8.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 8.13. Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Schedule or Exhibit, such reference shall be to a Section of, Schedule to or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The term “knowledge of Omnicom” shall be deemed to mean the actual knowledge of the individuals set forth on Schedule VII. The term “knowledge of Publicis” shall be deemed to mean the actual knowledge of the individuals set forth on Schedule VIII.

(b) For purposes of Section 1.7(c) (other than with respect to the definition of “Publicis VWAP”), the representations and warranties set forth in Article IV and the covenants set forth in Section 5.1, all references to Euros (€) shall be deemed to include U.S. dollars ($), and vice versa, on the basis of the Exchange Rate. For purposes of the definitions of “Omnicom Equalization Amount” and “Publicis Equalization Amount”, all references to Euros (€) shall be deemed to include U.S. dollars ($), and vice versa, on the basis of the Measurement Exchange Rate.

(c) For purposes of this Agreement:

(i) “Exchange Rate” means, the arithmetic average of the Euros (€) to U.S. dollar ($) exchange rate, as set forth in the Wall Street Journal, on each of the 20 Business Days immediately preceding (but not including) the date of this Agreement; and

(ii) “Measurement Exchange Rate” means, the arithmetic average of the Euros (€) to U.S. dollar ($) exchange rate, as set forth in the Wall Street Journal, on each of the 20 Business Days immediately preceding (but not including) the Measurement Date.

(d) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.14. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by any of the parties hereto without the prior written consent of the other party. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.15. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the specific terms hereof or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement in accordance with Article VII, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (without necessity of posting bond or other security (any requirements therefor being expressly waived)) in the Chosen Court, this being in addition to any other remedy to which they are entitled at Law or in equity. If, prior to the Termination Date, any party brings any action to enforce specifically the performance of the terms and provisions of this Agreement by any other party, the Termination Date shall automatically be extended by (a) the amount of time during which such action is pending, plus 20 Business Days, or (b) such other time period established by the Chosen Court.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

OMNICOM GROUP INC.

By:	/s/ John D. Wren
Name:	John D. Wren
Title:	President and Chief Executive Officer

PUBLICIS GROUPE S.A.

By:	/s/ Maurice Lévy
Name:	Maurice Lévy
Title:	Chairman & Chief Executive Officer

[Signature Page to Business Combination Agreement]

ANNEX I:

Defined Terms

Defined Term	Section
Acquisition Proposal	Section 5.2(a)
Adjusted Publicis Outstanding Shares	Section 1.7(c)
Admission Prospectus	Section 5.3(b)
AFM	Section 4.1(e)
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.2(a)
AMF	Section 4.1
Anti-Corruption Laws	Section 4.1(q)
Bankruptcy and Equity Exception	Section 4.1(c)(i)
Benefit Plans	Section 4.1(j)(i)
Board	Section 5.2(b)
Book-Entry Interests	Section 1.7(d)
Bribery Act	Section 4.1(q)
Business Day	Section 1.4
Certificate of Merger	Section 1.5(b)
Change in Omnicom Recommendation	Section 5.3(d)
Change in Publicis Recommendation	Section 5.3(e)
Chosen Court	Section 8.5(b)
Closing	Section 1.4
Closing Date	Section 1.4
Code	Recitals
Competition Approvals	Section 4.1(e)
Confidentiality Agreement	Section 8.8
Consents	Section 5.4(a)
Contract	Section 4.1(d)
Corporate Governance Structure	Section 2.1(a)
Creditors	Section 5.3(a)
Cross-Border Merger Terms	Recitals
Dutch Civil Law Notary	Section 1.4
Dutch Law	Section 1.3(a)
EEA	Section 5.3(a)
Environmental Claim	Section 4.1(p)
Environmental Laws	Section 4.1(p)
Environmental Permits	Section 4.1(p)
Escrow Agency Agreement	Section 1.1
Escrow Agent	Section 1.1
Estimated Assets and Values	Section 5.9
Estimated Excluded Asset Schedule	Section 5.9
EU Listing Applications	Section 5.3(b)
Excess Omnicom Merger Shares	Section 1.10(d)
Exchange Act	Section 5.11
Exchange Fund	Section 1.7(b)(iii)

Annex I-1

Exchange Rate	Section 8.13
Excluded Asset Value	Section 1.7(c)
Excluded Omnicom Share	Section 1.7(a)(i)
Expenses	Section 5.9
FCPA	Section 4.1(q)
Fractional Interests Trust	Section 1.10(d)
French Law	Section 1.3(a)
French Tax Code	Recitals
GAAP	Section 4.1(f)(ii)
Governance Resolutions	Section 3.2
Governmental Entity	Section 4.1(e)
Holdco	Section 5.16
Holdco Articles of Association	Section 2.1(a)
Holdco Board	Section 1.8(c)
Holdco Capital Increase	Section 5.12
Holdco Equity Right	Section 1.8(a)(iii)
Holdco Formation	Section 5.16
Holdco Group	Section 2.1(a)
Holdco Restricted Shares	Section 1.8(a)(ii)
Holdco Rules for the Board of Directors	Section 2.1(a)
Holdco Shares	Recitals
Holdco Stock Awards	Section 1.8(a)(iii)
Holdco Stock Option	Section 1.8(a)(i)
HSR Act	Section 4.1(e)
IFRS	Section 4.1(f)(iii)
Information Document	Section 5.3(b)
Intellectual Property	Section 4.1(n)(i)
Intended Tax Treatment	Recitals
Intervening Event	Section 5.2(d)
Issuance Agreement	Section 5.14(b)(i)
IT Assets	Section 4.1(n)(v)
knowledge of Omnicom	Section 8.13
knowledge of Publicis	Section 8.13
Law	Section 4.1(h)
Lien	Section 4.1(b)(iii)
Major Subsidiary	Section 5.2(a)
Mandatory Redemption	Section 5.14(b)(ii)
Material Adverse Effect	Section 4.1(a)
Material Contract	Section 4.1(m)
Material Intellectual Property	Section 4.1(n)(ii)
Maximum Omnicom Insurance Amount	Section 5.10(a)
Maximum Publicis Insurance Amount	Section 5.10(b)
Measurement Date	Section 1.7(c)
Measurement Exchange Rate	Section 8.13
Merger Consideration	Section 1.7(a)(i)
Merger Sub	Section 5.16

Annex I-2

Merger Sub Formation	Section 5.16
Merger Sub Shares	Section 1.2
Merger Terms Publication	Section 5.3(a)
Mergers	Recitals
NYBCL	Section 1.3(b)
NYSE	Section 1.10(d)
NYSE Listing Application	Section 5.3(b)
OFAC	Section 2.1(a)
Omnicom	Preamble
Omnicom Adjusted Dividend	Section 1.7(c)
Omnicom Adjusted Exchange Ratio	Section 1.7(c)
Omnicom Board	Recitals
Omnicom Certificate	Section 1.7(d)
Omnicom Change in Recommendation Notice	Section 5.2(e)
Omnicom Common Stock	Recitals
Omnicom Convertible Notes	Section 4.1(b)(i)
Omnicom Disclosure Letter	Section 4.1
Omnicom Effective Time	Section 1.5(c)
Omnicom Equalization Amount	Section 5.13(b)
Omnicom Equity Right	Section 1.8(b)(iii)
Omnicom ESPP	Section 1.8(d)
Omnicom ESPP Option	Section 1.8(d)
Omnicom Exchange Ratio	Section 1.3(b)
Omnicom Financial Statements	Section 4.1(f)(ii)
Omnicom Group	Section 4.1(a)
Omnicom Intended Tax Treatment	Recitals
Omnicom Interim Amount	Section 5.13(b)
Omnicom Merger	Recitals
Omnicom Merger Consideration	Section 1.7(a)(i)
Omnicom Merger Transmittal Letter	Section 1.10(a)
Omnicom Outstanding Shares	Section 1.7(c)
Omnicom Preferred Stock	Section 4.1(b)(i)
Omnicom Recommendation	Recitals
Omnicom Reports	Section 4.1
Omnicom Requisite Vote	Section 4.1(c)(i)
Omnicom Restricted Shares	Section 1.8(b)(ii)
Omnicom Shareholders’ Meeting	Section 5.3(d)
Omnicom Stock Awards	Section 1.8(b)(iii)
Omnicom Stock Option	Section 1.8(b)(i)
Omnicom Stock Plans	Section 1.8(b)(i)
Omnicom Termination Payment	Section 7.5(b)(i)
Omnicom Transaction Dividend	Section 5.13
Omnicom VWAP	Section 1.7(c)
ORANE Amendment	Section 5.14(b)(ii)
ORANE Holders Approval	Section 5.14(b)(ii)
ORANE Meeting	Section 5.14(b)(ii)

Annex I-3

Organizational Documents	Section 4.1(d)
Permits	Section 4.1(h)
Person	Section 1.10(b)
Proxy Statement/Prospectus	Section 5.3(b)
Publicis	Preamble
Publicis 2018 OCÉANE	Section 4.1(b)(iv)
Publicis Board	Recitals
Publicis Change in Recommendation Notice	Section 5.2(e)
Publicis Convertible Notes	Section 4.1(b)(iv)
Publicis Deed of Merger	Section 1.5(a)
Publicis Depositary	Section 1.6(a)(ii)
Publicis Disclosure Letter	Section 4.1
Publicis Effective Time	Section 1.5(c)
Publicis Equalization Amount	Section 5.13
Publicis Equity Right	Section 1.8(a)(iii)
Publicis Eurobonds	Section 5.14(a)
Publicis Exchange Ratio	Recitals
Publicis Financial Statements	Section 4.1(f)(iii)
Publicis Group	Section 4.1(a)
Publicis Intended French Tax Treatment	Recitals
Publicis Intended Tax Treatment	Recitals
Publicis Intended U.S. Tax Treatment	Recitals
Publicis Interim Amount	Section 5.13(b)
Publicis Merger	Recitals
Publicis Merger Consideration	Section 1.6(a)(i)
Publicis ORANEs	Section 4.1(b)(iv)
Publicis Outstanding Shares	Section 1.7(c)
Publicis Recommendation	Recitals
Publicis Reports	Section 4.1
Publicis Requisite Vote	Section 4.1(c)(ii)
Publicis Restricted Shares	Section 1.8(a)(ii)
Publicis Shareholders’ Meeting	Section 5.3(e)
Publicis Shares	Recitals
Publicis Stock Awards	Section 1.8(a)(iii)
Publicis Stock Option	Section 1.8(a)(i)
Publicis Stock Plans	Section 1.8(a)(i)
Publicis Tax Group	Section 4.1(j)(i)
Publicis Termination Payment	Section 7.5(c)(i)
Publicis Transaction Dividend	Section 5.13
Publicis VWAP	Section 1.7(c)
Publicis Warrants	Section 4.1(b)(iv)
Reduced Shares	Section 1.7(c)
Registration Statement	Section 5.3(b)
Regulatory Authority	Section 2.1(a)
Representatives	Section 5.5
SEC	Section 4.1

Annex I-4

Securities Act	Section 5.3(c)
Self-Regulatory Organization	Section 1.10(b)
Strikes	Section 4.1(l)(i)
Subsidiary	Section 4.1(a)
Substantial Detriment	Section 5.4(a)
Superior Proposal	Section 5.2(d)
Surviving Corporation	Section 1.3(b)
Surviving Corporation Shares	Section 1.7(b)(i)
Tax	Section 4.1(k)(xi)
Tax Return	Section 4.1(k)(xi)
Taxable	Section 4.1(k)(xi)
Taxation	Section 4.1(k)(xi)
Termination Date	Section 7.2(a)
Trade Sanctions Laws	Section 2.1(a)
willful and material breach	Section 7.5(a)

Annex I-5

EXHIBIT A

Form of Holdco Articles of Association

Publicis Omnicom Group N.V.

ARTICLES OF ASSOCIATION

Contents

1	Definitions; Interpretation	1

2	Name; Official Seat; Headquarters	4

3	Objects of the Company	5

4	Authorised Capital	5

5	Shares; Register of Shareholders	5

6	Resolution to Issue Shares; Conditions	6

7	Rights of Pre-emption	7

8	Payment for Shares	8

9	Company Dealings in its Shares	8

10	Financial Assistance	9

11	Reduction of the Issued Capital	10

12	Transfer of Shares; Pledging of Shares and Usufruct on Shares	10

13	Composition and Remuneration of the Board During the Initial Board Term	11

14	Group Chairman; Group Vice Chairman During the Initial Board Term	15

15	Group Co-CEO(s)	16

16	Duties, Allocation of Duties and Committees During the Initial Board Term	17

17	Representation; Conflicts of Interest	20

18	Approval of Board Resolutions	20

19	Vacancy or Inability to Act During the Initial Board Term	21

20	Indemnity	21

21	Financial Year and Annual Accounts	22

22	Adoption of the Annual Accounts; Release From Liability	23

23	Profits and Distributions	23

24	Annual General Meetings of Shareholders	24

25	Other General Meetings of Shareholders	25

26	Notice, Agenda and Venue of Meetings	25

27	Admittance and Rights at Meetings	26

28	Chairman and Secretary of the Meeting	27

i

29	Minutes; Recording of Shareholders’ Resolutions	27

30	Adoption of Resolutions in a Meeting	27

31	Voting	28

32	Meetings of Holders of Preference Shares	28

33	Amendment of the Articles; Change of Corporate Form	28

34	Statutory Merger and Statutory Demerger	29

35	Dissolution and Liquidation	29

36	Transitional Provision: Governance of the Company After the Initial Board Term	30

ii

ARTICLES OF ASSOCIATION

1	Definitions; Interpretation

1.1	In these Articles, the meanings of capitalised terms used and not otherwise defined in these Articles are set forth as follows:

“2015 Annual Meeting” means the annual General Meeting of Shareholders that is held in the year 2015.

“2016 Annual Meeting” means the annual General Meeting of Shareholders that is held in the year 2016.

“2017 Annual Meeting” means the annual General Meeting of Shareholders that is held in the year 2017.

“2018 Annual Meeting” means the annual General Meeting of Shareholders that is held in the year 2018.

“2019 Annual Meeting” means the annual General Meeting of Shareholders that is held in the year 2019.

“Applicable Group CEO O” has the meaning attributed thereto in Article 36.

“Articles” means these Articles of Association of the Company, as amended or restated from time to time in accordance with these Articles.

“Board” means the Board of Directors of the Company.

“Board Committees” means each committee of the Board as referred to in Article 16.7, which may consist of the following, among others, subject to the requirements of applicable law and regulation, the rules of each Exchange, these Articles or the Board Rules: the Finance Committee; the Audit Committee; the Nominating and Corporate Governance Committee; and the Compensation Committee.

“Board Rules” means the Board Rules of the Company, as amended or restated from time to time in accordance with the Board Rules and these Articles.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in (i) Amsterdam, the Netherlands, (ii) Paris, France and (iii) New York, State of New York, United States of America.

“CEO” means Chief Executive Officer.

“Closing Date” means [—] [—], [—].

“Company” means the company, the internal organisation of which is governed by these Articles.

“Company Group” means the Company together with its Subsidiaries.

“Demerger” has the meaning attributed thereto in Article 34.2.

“Director” means each member of the Board, which, for the avoidance of doubt, shall include each Executive Director and each Non-Executive Director.

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“Directors O” means the Leader Director O and the (as applicable, other) Non-Executive Directors O.

“Directors P” means the Leader Director P and the (as applicable, other) Non-Executive Directors P.

“Distributable Equity” means the portion of the Company’s equity that exceeds the aggregate of the issued and paid-up capital and the reserves that must be maintained pursuant to the laws of the Netherlands.

“EURIBOR” means the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period, displayed on the appropriate page of the Reuters screen on the date of the first issue of Preference Shares and at each anniversary of such date, or if such date is not a Business Day, the next Business Day. If the appropriate page is replaced or service ceases to be available at that date, the Board may specify another page or service displaying the appropriate rate or otherwise determine the appropriate rate.

“Exchange” means the New York Stock Exchange, the Euronext Paris Exchange and any other stock exchange, in each case on which Shares are listed from time to time.

“Executive Director” means a Director who holds an executive office with the Company and who is particularly responsible for the daily affairs of the Company.

“First Successor” has the meaning attributed thereto in Article 15.1.

“General Meeting” or “General Meeting of Shareholders” means the body of the Company consisting of the person(s) to whom, as Shareholder(s) or otherwise, voting and/or meeting rights attached to Shares accrue or, as the case may be, the general meeting of such persons or their representatives.

“Group CEO” means the co-CEOs or sole CEO of the Company at any particular time.

“Group CEO O” means the person who was the Group Co-CEO O during the Initial Co-CEO Term, or such successor in accordance with Articles 13.4, 13.5, 19.1 and 19.2.

“Group Chairman” means the Non-Executive Director appointed as chairman in accordance with these Articles, or such successor in accordance with Articles 13.4, 13.5 and 19.1.

“Group Chairman O” means any Group Chairman under these Articles who is then a Non-Executive Director O, or such successor in accordance with Articles 13.4, 13.5 and 19.1.

“Group Chairman P” means any Group Chairman under these Articles who is then a Non-Executive Director P, or such successor in accordance with Articles 13.4, 13.5 and 19.1.

“Group Co-CEO O” means the Initial Group Co-CEO O or such successor in accordance with Articles 13.4, 13.5, 19.1 and 19.2 and who shall, for the avoidance of doubt, also be a Director.

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“Group Co-CEO P” means the Initial Group Co-CEO P or such successor in accordance with Articles 13.4, 13.5, 19.1 and 19.2 and who shall, for the avoidance of doubt, also be a Director.

“Group Co-CEOs” means the Group Co-CEO O and the Group Co-CEO P.

“Group Vice Chairman” means the Non-Executive Director appointed as vice chairman in accordance with these Articles, or such successor in accordance with Articles 13.4, 13.5 and 19.1.

“Group Vice Chairman O” means any Group Vice Chairman under these Articles who is then a Non-Executive Director O, or such successor in accordance with Articles 13.4, 13.5 and 19.1.

“Group Vice Chairman P” means any Group Vice Chairman under these Articles who is then a Non-Executive Director P, or such successor in accordance with Articles 13.4, 13.5 and 19.1.

“in writing” means (except for purposes of Article 27.5) transmitted by letter or e-mail, or any other electronic means of communication, provided the relevant message is legible and reproducible.

“Initial Board Term” means the period beginning on the Closing Date and ending on such date as the Board determines to end such period approved by two-thirds (2/3) of the Whole Board, which date shall not be before the 2019 Annual Meeting, pursuant to a filing made with the Dutch Trade Register.

“Initial Co-CEO Term” means the period beginning on the Closing Date and ending on (i) the date that is thirty (30) months after the Closing Date; or (ii) if the Group Co-CEO P so elects (in his or her sole discretion) to shorten the term, such shorter term as the Group Co-CEO P so elects.

“Initial Group Co-CEO O” means the person who was the CEO of Omnicom Group Inc. immediately prior to the Closing Date.

“Initial Group Co-CEO P” means the person who was the CEO of Publicis Groupe S.A. immediately prior to the Closing Date.

“Leader Director O” means the Group Co-CEO O, the Group CEO O, or the Group Chairman O (and former Group CEO O), as applicable, or such successor in accordance with Article 13.4, 13.5, 19.1 and 19.2.

“Leader Director P” means the Group Co-CEO P or the Group Chairman P (and former Group Co-CEO P), as applicable, or such successor in accordance with Article 13.4, 13.5, 19.1 and 19.2.

“Non-Executive Director” means a Director who does not hold executive office with the Company.

“Non-Executive Directors O” means those persons appointed as Non-Executive Directors O or their successors in accordance with Articles 13.4, 13.5 and 19.1.

“Non-Executive Directors P” means those persons appointed as Non-Executive Directors P or their successors in accordance with Articles 13.4, 13.5 and 19.1.

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“Ordinary Share” means an ordinary share in the capital of the Company.

“Preference Share” means a cumulative preference share in the capital of the Company.

“Preferred Dividend” has the meaning attributed thereto in Article 23.1.

“Share” means a share in the capital of the Company, including, unless the contrary is apparent, both Ordinary Shares and Preference Shares.

“Shareholder” means a holder of one (1) or more Shares, including, unless the contrary is apparent, both holders of one (1) or more Ordinary Shares and holders of one (1) or more Preference Shares.

“Subsidiary” means a subsidiary of the Company as referred to in Section 2:24a of the Dutch Civil Code.

“Transition Time” has the meaning attributed thereto in Article 36.

“Whole Board” means the total number of Directors that the Company would have if there were no vacancies.

1.2	Save where the context dictates otherwise, in these Articles:

(a)	the words “hereof,” “herein,” “hereunder” and “hereby” and words of similar import, when used in these Articles, shall refer to these Articles as a whole and not to any particular provision of these Articles;

(b)	words and expressions in the singular form also include the plural form and vice versa;

(c)	words and expressions in the masculine form also include the feminine form;

(d)	wherever the word “include,” “includes” or “including” is used in these Articles, it shall be deemed to be followed by the words “without limitation”; and

(e)	a reference to a statutory provision counts as a reference to that statutory provision along with all amendments, additions and replacing legislation that may apply from time to time.

1.3	Headings of clauses and other headings in these Articles are inserted for ease of reference and do not form part of the Article concerned for the purpose of its interpretation.

2	Name; Official Seat; Headquarters

2.1	The Company’s name shall be Publicis Omnicom Group N.V.

2.2	The Company shall have its official seat in Amsterdam, the Netherlands.

2.3	The Company Group shall have operational headquarters located in Paris, France and New York, State of New York, United States of America and/or such other locations as the Board deems necessary or advisable.

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3	Objects of the Company

The objects of the Company are:

(a)	to incorporate, to participate in, to manage, to cooperate with, to maintain and to supervise, in any way whatsoever, businesses and companies, including businesses and companies of which the objects are to provide, exploit and enhance, in any way whatsoever, advertising, marketing and corporate communications services anywhere in the world, under all forms and regardless of the nature thereof, including digital advertising and communications and related services, including organizing any shows or radio or television broadcasts, setting up any radio, television or other programs, operating any movie theatres, recording or broadcasting studios or any projection or viewing rooms, restaurants, bookstores and related operations, paper publishing of any nature and mechanic publishing of any music, sketches, screenplays or dramas;

(b)	to finance and/or acquire, dispose of or otherwise transfer businesses and companies, real property, tangible and intangible assets and any right to or interest therein;

(c)	to borrow, to lend and to raise funds, including through the issue of bonds, debt instruments or other securities or evidences of indebtedness, as well as to enter into agreements in connection with the aforementioned activities;

(d)	to render advice and services to businesses and companies forming part of the Company Group and to third parties;

(e)	to grant guarantees, to bind the Company and to pledge its assets for obligations of businesses and companies forming part of the Company Group and on behalf of third parties;

(f)	to perform any and all activities of an industrial, financial or commercial nature; and

(g)	to do all that is connected therewith or may be complementary, supportive, ancillary or conducive thereto, all to be interpreted in the broadest sense.

4	Authorised Capital

4.1	The authorised capital of the Company shall be [—] euro (EUR [—]).

4.2	The authorised capital of the Company shall be divided into [—] ([—]) Ordinary Shares with a nominal value of [—] (EUR [—]) each, numbered [—] through [—] and [—] ([—]) Preference Shares, with a nominal value of [—] (EUR [—]) each, numbered P[—] through P[—].

5	Shares; Register of Shareholders

5.1	All Ordinary Shares shall be in registered form, provided that the Board may determine that some or all Ordinary Shares shall be in bearer form. All Preference Shares shall be in registered form.

5.2	With due observance of the applicable provisions of the laws of the Netherlands in respect of Shares in registered form, a register of Shareholders shall be kept by or on

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behalf of the Company at its principal place of business, which register shall be regularly updated and, at the discretion of the Board, may, in whole or in part, be kept in more than one (1) copy and at more than one (1) address. Part of the register of Shareholders may be kept abroad in order to comply with applicable foreign statutory provisions or rules of each Exchange.

5.3	The form and contents of the register of Shareholders shall be determined by the Board with due observance of Articles 5.2 and 5.6.

5.4	All entries and notes in the register of Shareholders shall be signed by one (1) or more persons authorised to represent the Company.

5.5	No share certificates shall be issued for Ordinary Shares in registered form, provided that the Board may determine that share certificates shall be issued for some or all Ordinary Shares in registered form. Bearer share certificates shall be issued for Ordinary Shares in bearer form, which certificates shall be numbered and/or use letters. The Board may issue bearer share certificates that represent more than one (1) share. Bearer share certificates may be exchanged for different bearer share certificates free of charge at all times. All bearer share certificates shall be signed by at least one (1) Director, whose signature may be in facsimile form. The Board may establish rules with respect to the issuance of bearer share certificates. No share certificates shall be issued for Preference Shares.

5.6	With respect to each Shareholder of Shares in registered form, such Shareholder’s name, address and such further information as required by the laws of the Netherlands or considered appropriate by the Board shall be recorded in the register of Shareholders.

5.7	Upon his or her request, a Shareholder of Shares in registered form shall be provided, free of charge, with written evidence of the contents of the register of Shareholders with regard to the Shares registered in his or her name, and the statement so issued shall be signed on behalf of the Company by a person to be duly authorized for that purpose by the Board. In order to comply with applicable foreign statutory provisions or rules of each Exchange, the Company may allow inspection of the register of Shareholders by, or provide information included in the register of Shareholders to, any applicable supervisory authority.

5.8	Articles 5.6 and 5.7 shall equally apply to persons who hold a pledge on or usufruct in a Share in registered form.

6	Resolution to Issue Shares; Conditions

6.1	Shares may be issued pursuant to a resolution of the General Meeting, or of another body of the Company designated for that purpose by a resolution of the General Meeting for a fixed period that may not exceed five (5) years. On such designation, the number and class of Shares that may be issued must be specified. The designation may be extended, from time to time, for a period not exceeding five (5) years. Unless the designation provides otherwise, it may not be withdrawn. For so long as the corporate body designated by the General Meeting is authorized to resolve upon the issuance of Shares pursuant to this Article 6.1, the General Meeting shall not be permitted to pass resolutions to issue Shares. A resolution of the General Meeting to issue Shares or to designate another body of the Company as the competent body to issue Shares may only be adopted at the proposal of the Board.

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6.2	A resolution to issue Shares shall stipulate the issue price and the other conditions of issue. Subject to Article 8.1, the issue price shall not be less than par, without prejudice to the provisions laid down in Section 2:80, subsection 2, of the Dutch Civil Code.

6.3	Article 6.1 shall apply by analogy to the granting of rights to subscribe for Shares but shall not be applicable to the issue of Shares to persons exercising a right to subscribe for Shares previously granted.

7	Rights of Pre-emption

7.1	Upon issuance of Ordinary Shares, each holder of Ordinary Shares shall have a right of pre-emption in proportion to the aggregate nominal value of such holder’s Ordinary Shares, subject to Articles 7.2, 7.3 and 7.5. Holders of Ordinary Shares shall have a similar right of pre-emption if rights are granted to subscribe for Ordinary Shares.

7.2	Holders of Ordinary Shares shall have no right of pre-emption (i) on Ordinary Shares that are issued against non-cash contributions, (ii) on Ordinary Shares that are issued to employees of the Company or of a group company as defined in Section 2:24b of the Dutch Civil Code or (iii) on Preference Shares that are issued. Holders of Preference Shares shall have no right of pre-emption on Ordinary Shares or Preference Shares that are issued.

7.3	Prior to each single issuance of Ordinary Shares, the right of pre-emption may be limited or excluded by a resolution of the General Meeting. The right of pre-emption may also be limited or excluded by the body of the Company designated pursuant to Article 6.1 if, by a resolution of the General Meeting, it was designated and authorised for a fixed period, not exceeding five (5) years, to limit or exclude such right of pre-emption. For so long as the corporate body designated by the General Meeting pursuant to Article 6.1 is authorized to limit or exclude such rights of pre-emption, the General Meeting shall not be permitted to pass resolutions to limit or exclude such rights of pre-emption. The designation may be extended, from time to time, for a period not exceeding five (5) years. Unless the designation provides otherwise, it may not be withdrawn. Notwithstanding Article 30.2, if less than one-half (1/2) of the Company’s issued capital is present or represented at the General Meeting, a majority of at least two-thirds (2/3) of the votes cast shall be required for a resolution of the General Meeting to limit or exclude such right of pre-emption or to make such designation. A resolution of the General Meeting to limit or exclude the right of pre-emption or to designate another body of the Company as the competent body to limit or exclude the right of pre-emption may only be adopted at the proposal of the Board.

7.4

The Company shall announce any issuance of Ordinary Shares with rights of pre-emption and the period of time within which such rights of pre-emption may be exercised (i) in the Dutch Government Gazette (Staatscourant) and in a nationally distributed newspaper, unless all Shares are in registered form and the announcement is made to all holders of Ordinary Shares in writing to the address

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provided by each of them, and (ii) in such other manner as may be required to comply with the rules of each Exchange. Such rights of pre-emption may be exercised during at least two (2) weeks after the day of notice in the Dutch Government Gazette (Staatscourant) or after the dispatch of the announcement to the Shareholders, as applicable.

7.5	Holders of Ordinary Shares shall have no right of pre-emption in respect of Ordinary Shares that are issued to a person exercising a right to subscribe for Ordinary Shares previously granted.

8	Payment for Shares

8.1	The full nominal value of each Ordinary Share must be paid upon subscription, and, in addition, if the Ordinary Share is issued at a higher amount, the difference between such amounts must be paid upon subscription. Preference Shares may be issued against partial payment, provided that at least one-fourth (1/4) of the nominal value must be paid upon the issuance.

8.2	Payment for a Share must be made in cash, except to the extent that non-cash contribution has been expressly agreed upon. Payment in a currency other than euros may only be made with the consent of the Company and with due observance of the provisions of Section 2:93a of the Dutch Civil Code.

8.3	Non-cash contributions on Shares are subject to the provisions of Section 2:94b of the Dutch Civil Code.

8.4	The Board may at any desired time determine the day on which further payments on non-fully paid-up Preference Shares must be made and in what amount. The Board shall give the holders of the Preference Shares immediate notice of such resolution, and there must be at least thirty (30) days between that notification and the date by which the payment must have occurred.

8.5	The Board shall be authorised to perform legal acts relating to non-cash contributions on Shares and other legal acts as referred to in Section 2:94 of the Dutch Civil Code, without prior approval of the General Meeting.

9	Company Dealings in its Shares

9.1	When issuing Shares, the Company may not subscribe for its own Shares.

9.2	The Company may acquire fully paid-up Shares, provided either no valuable consideration is given or:

(a)	the Distributable Equity is at least equal to the purchase price;

(b)	the aggregate nominal value of the Shares to be acquired, and of the Shares already held, by the Company and its Subsidiaries, and of the Shares held in pledge by the Company, does not exceed one-half (1/2) of the Company’s issued capital; and

(c)	the Board has been authorised by the General Meeting thereto. Such authorisation shall be valid for not more than eighteen (18) months. The

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General Meeting must specify in the authorisation the number of Shares that may be acquired, the manner in which they may be acquired and the range within which the price may be set.

9.3	The validity of the acquisition shall be decided on the basis of the amount of equity appearing from the last adopted balance sheet, less the aggregate of the acquisition price for Shares, the amount of loans as referred to in Article 10.3 and any distributions of profits or at the expense of reserves to others which have become due by the Company and its Subsidiaries after the balance sheet date. An acquisition in accordance with Article 9.2 shall not be permitted if more than six (6) months have elapsed after the end of a financial year without the annual accounts having been adopted.

9.4	The authorisation referred to in Article 9.2(c) is not required to the extent the Company acquires its own Shares that are quoted in the listing of any stock exchange in order to transfer them to employees of the Company or a company forming part of the Company’s group within the meaning of Section 2:24b of the Dutch Civil Code pursuant to a plan applicable to such employees.

9.5	The foregoing provisions of this Article 9 shall not apply to Shares that the Company acquires by universal succession of title.

9.6	The acquisition of Shares by a Subsidiary shall be subject to the provisions of Section 2:98d of the Dutch Civil Code.

9.7	Shares held by the Company may be transferred pursuant to a resolution of the Board.

9.8	In the General Meeting, no voting rights may be exercised for any Share held by the Company or a Subsidiary. However, pledgees and usufructuaries of Shares owned by the Company or a Subsidiary are not excluded from exercising voting rights if the right of pledge or the usufruct was created before the Share was owned by the Company or such Subsidiary. The Company or a Subsidiary may not exercise voting rights for a Share in which it holds a right of pledge or a usufruct.

9.9	The Company may dispose of acquired Shares.

10	Financial Assistance

10.1	Subject to Articles 10.2 and 10.3, neither the Company nor any of its Subsidiaries may give security, guarantee the price or in any other way answer to or bind itself, either severally or jointly, for or on behalf of third parties, with a view to a subscription for or an acquisition of Shares by others.

10.2	The prohibition of Article 10.1 shall not apply to Shares subscribed or acquired by or for employees of the Company or of a group company as defined in Section 2:24b of the Dutch Civil Code.

10.3	The Company and its Subsidiaries may provide loans with a view to the subscription or acquisition by others of Shares in the Company, but only to the extent permitted under and in compliance with Section 2:98c of the Dutch Civil Code.

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11	Reduction of the Issued Capital

11.1	The General Meeting may resolve to reduce the Company’s issued capital in accordance with the relevant provisions prescribed by the laws of the Netherlands, provided that such resolution may only be adopted at the proposal of the Board. Such resolution must designate the Shares to which the resolution pertains and must provide for the implementation of the resolution.

11.2	A reduction of the Company’s issued capital may be effected:

(a)	by cancellation of Shares held by the Company;

(b)	by reducing the nominal value of Shares, to be effected by an amendment of these Articles; or

(c)	by cancellation of all Preference Shares.

11.3	If all issued Preference Shares are cancelled, the following shall be paid:

(a)	upon the cancellation becoming effective, as repayment on each Preference Share, an amount equal to the amount paid on that Preference Share; and

(b)	immediately prior to the cancellation becoming effective, as a distribution on all Preference Shares at the expense of the Distributable Equity, subject to the provisions of Article 23.9:

(i)	any missing Preferred Dividend in relation to financial years prior to the financial year in which cancellation occurs; and

(ii)	any Preferred Dividend accrued during the financial year in which cancellation occurs but unpaid, to be calculated for this purpose over the period ending on the day of cancellation of the Preference Share.

11.4	Notwithstanding Article 30.2, if less than one-half (1/2) of the Company’s issued capital is present or represented at the meeting, a majority of at least two-thirds (2/3) of the votes cast shall be required for a resolution of the General Meeting to reduce the Company’s issued capital.

11.5	A reduction of the nominal value of Shares without repayment must be effected in proportion to all Shares. This principle may be deviated from with the consent of all Shareholders.

11.6	The notice convening a General Meeting of Shareholders, at which a proposal to reduce the Company’s issued capital is to be made, shall state the purpose of the capital reduction and the manner in which it is to be achieved.

11.7	A reduction of the Company’s issued capital shall furthermore be subject to the provisions of Sections 2:99 and 2:100 of the Dutch Civil Code.

12	Transfer of Shares; Pledging of Shares and Usufruct on Shares

12.1

For as long as Shares are admitted to the official listing on a regulated stock exchange (or system comparable) as referred to in Section 2:86c of the Dutch Civil Code, the transfer of a Share in registered form and the creation or transfer of a limited right

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thereon shall require a private deed to that effect and, except in the event the Company is party to that legal act, an acknowledgement in writing by the Company of the transfer. The acknowledgement shall be given in the private deed, by a dated statement embodying such acknowledgement on the private deed or on a true copy or extract thereof duly authenticated by a civil law notary or by the transferor. Serving of such private deed, true copy or extract on the Company shall be deemed to be equal to acknowledgement.

12.2	If the Shares are no longer admitted to an official listing of a regulated stock exchange (or system comparable) as referred to in Section 2:86c of the Dutch Civil Code, Section 2:86 of the Dutch Civil Code shall apply, as a result of which a transfer of a Share and the creation or transfer of a limited right shall, inter alia, require a notarial deed to that effect.

12.3	The acknowledgement of transfer by the Company shall be signed by one (1) or more persons authorised to represent the Company.

12.4	Articles 12.1 and 12.2 shall apply correspondingly to the allotment of Shares by distribution of any community (verdeling van een gemeenschap).

12.5	Articles 12.1 through 12.4 shall apply by analogy to the pledging of Shares and to the creation or transfer of a usufruct on Shares.

12.6	Upon the creation of a right of pledge or usufruct on a Share, the voting rights attached to such Share may be assigned to the pledgee or usufructuary, with due observance of the relevant provisions of the laws of the Netherlands. Both the Shareholder without voting rights and the pledgee or usufructuary with voting rights shall have the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital. The pledgee or usufructuary without voting rights shall not have the rights referred to in the preceding sentence.

GOVERNANCE DURING THE INITIAL BOARD TERM

13	Composition and Remuneration of the Board During the Initial Board Term

13.1	Each of the Non-Executive Directors (or his or her successor pursuant to Articles 13.4, 13.5 and 19.1) shall be appointed for a term beginning on the Closing Date and expiring at the end of the 2015 Annual Meeting and shall serve until his or her successor is elected or, if earlier, upon such Director’s resignation, removal or death. Subject to these Articles, including the provisions of Article 15.1, each of Leader Director O and Leader Director P shall be appointed for a term beginning on the Closing Date and expiring at the end of the 2017 Annual Meeting and shall serve until his or her successor is elected or, if earlier, upon such Director’s resignation, removal or death. Except as provided in the preceding sentence, each Director shall otherwise be appointed by the annual General Meeting of Shareholders for a term expiring at the end of the next annual General Meeting of Shareholders and shall serve until his or her successor is elected or, if earlier, upon such Director’s resignation, removal or death. During the Initial Board Term, notwithstanding anything to the contrary contained in these Articles, each of the Directors (or his or her successor in accordance with Articles 13.4, 13.5 and 19.1) shall be nominated in accordance with

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these Articles and the Board Rules for election and/or re-election, as applicable, to the Board pursuant to a binding nomination at each of the applicable General Meetings of Shareholders occurring during the Initial Board Term.

13.2	Subject to the provisions of Article 13.3, during the Initial Board Term, the Board shall consist of sixteen (16) members, constituted as follows:

(i)	one (1) Leader Director O, who shall be an Executive Director while Group CEO, and a Non-Executive Director while Group Chairman;

(ii)	one (1) Leader Director P, who shall be an Executive Director while Group Co-CEO P, and a Non-Executive Director while Group Chairman; and

(iii)	fourteen (14) persons who shall be Non-Executive Directors, consisting of seven (7) Non-Executive Directors O and seven (7) Non-Executive Directors P.

At least six (6) of the Non-Executive Directors O and at least six (6) of the Non-Executive Directors P shall qualify as “independent” under the applicable rules of each Exchange.

13.3	In preparation for the 2018 Annual Meeting, the Board shall, in its sole discretion, consider and determine whether to reduce the number of Directors to fourteen (14), constituted as follows:

(i)	one (1) Leader Director O, who shall be the sole Executive Director while Group CEO, and a Non-Executive Director while Group Chairman;

(ii)	one (1) Leader Director P, who shall be a Non-Executive Director and Group Chairman; and

(iii)	twelve (12) persons who shall be Non-Executive Directors, consisting of six (6) Non-Executive Directors O and six (6) Non-Executive Directors P.

In such case, at least five (5) of the Non-Executive Directors O and at least five (5) of the Non-Executive Directors P shall qualify as “independent” under the applicable rules of each Exchange.

13.4	At each General Meeting of Shareholders occurring during the Initial Board Term, in accordance with Article 13.1, each of the Directors shall be nominated in accordance with these Articles and the Board Rules for election and/or re-election, as applicable, to the Board pursuant to a binding nomination at each of the applicable General Meetings of Shareholders. In the event of any such binding nomination process, the Board shall submit a binding nomination in accordance with Section 2:133 of the Dutch Civil Code and Article 13.5 to nominate persons for appointment as Directors (including to specify in any such nomination whether the nomination is for appointment as a Non-Executive Director or as an Executive Director, in each case, in accordance with these Articles and the Board Rules) at the General Meeting of Shareholders. The General Meeting shall appoint Directors solely from such binding nominations; provided, however, that the General Meeting may, by a resolution

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passed with at least a two-thirds (2/3) majority of the votes cast, representing more than one-half (1/2) of the Company’s issued capital, resolve that the candidate(s) proposed pursuant to any binding nomination shall not be appointed as Director(s), in which case the Board shall, in accordance with Article 13.5, submit a new binding nomination (for the avoidance of doubt, comprised of nominees selected in accordance with these Articles and the Board Rules) with respect to any Board seats that are to be filled for the appointment of Director(s) at a further General Meeting of Shareholders, and the General Meeting shall appoint Directors solely from such binding nominations; provided, however, that the General Meeting may, by a resolution passed with at least a two-thirds (2/3) majority of the votes cast, representing more than one-half (1/2) of the Company’s issued capital, resolve that the candidate(s) proposed pursuant to any binding nomination shall not be appointed as Director(s). Such process shall be repeated until the Board seats are filled.

Until the conclusion of the Initial Board Term, any person who is appointed to the Board to fill a Board seat that was previously held by a Director O or a Director P shall be designated as a Director O or a Director P, respectively, for purposes of these Articles and the Board Rules.

13.5	At each General Meeting of Shareholders (or with respect to any vacancy) occurring during the Initial Board Term, binding nominations referred to in Article 13.4 (or the filling of any vacancy on the Board as the case may be) shall be made as follows:

(a)	Two subcommittees of the Nominating and Corporate Governance Committee shall be formed for the purpose of nominating to the Nominating and Corporate Governance Committee candidates, to be nominated for service as Directors O and Directors P, respectively. The subcommittee authorized to nominate persons for service as a Director O (including designation of a successor to the Group Chairman O, Group Vice Chairman O or Group CEO O) shall be comprised exclusively of Directors O, and the subcommittee authorized to nominate persons for service as a Director P (including designation of a successor to the Group Chairman P (subject to Article 14.2), Group Vice Chairman P or the Group Co-CEO P) shall be comprised exclusively of Directors P.

(b)	In the event that the binding nomination of a Director O or Director P at the General Meeting is required in respect of a vacancy or re-election, or otherwise, the applicable subcommittee shall make a nomination for service as Director O or Director P, respectively, to the Nominating and Corporate Governance Committee.

(c)	Upon the nomination of a Director O or Director P candidate by the applicable subcommittee in accordance with this Article 13.5, the Nominating and Corporate Governance Committee shall nominate to the Board such Director O or Director P nominee unless two-thirds (2/3) of the total number of members of the Nominating and Corporate Governance Committee (assuming no vacancies) votes not to nominate such Director O or Director P candidate, in which event such candidate shall not be nominated as a Director O or Director P at the General Meeting and the applicable subcommittee shall have the right to submit a new nomination (for the

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avoidance of doubt, comprised of one or more nominees selected in accordance with these Articles and the Board Rules) with respect to the applicable Board seat. Such process shall be repeated until the applicable nomination is made by the Nominating and Corporate Governance Committee. If, as a result of the applicable laws of the Netherlands, applicable rules of any Exchange, these Articles or the Board Rules, a recommended nominee of a subcommittee of the Nominating and Corporate Governance Committee does not qualify to serve as a Director, the Nominating and Corporate Governance Committee and the Board shall not be bound to give effect to such nomination, notwithstanding the failure of two-thirds (2/3) of the total number of members of the Nominating and Corporate Governance Committee (assuming no vacancies) to oppose such nomination. In such event such candidate shall not be nominated as a Director O or Director P at the General Meeting, and the applicable subcommittee shall have the right to submit a new nomination (for the avoidance of doubt, comprised of one or more nominees selected in accordance with these Articles and the Board Rules) with respect to the applicable Board seat. Such process shall be repeated until the applicable nomination is made by the Nominating and Corporate Governance Committee.

(d)	Upon the nomination of a Director O or Director P candidate by the Nominating and Corporate Governance Committee pursuant to Article 13.5(c), the Board shall submit a binding nomination for such candidate at the applicable General Meeting of Shareholders, unless two-thirds (2/3) of the Whole Board votes not to nominate such Director O or Director P candidate, in which event such candidate shall not be nominated as a Director O or Director P at the General Meeting of Shareholders, and the process of selecting candidates for the applicable binding nomination shall be determined by new nomination pursuant to this Article 13.5 until such time as the Board has made all of its binding nominations with respect to the applicable Board seats to the General Meeting.

13.6	A Director may be suspended or removed by the General Meeting at any time by a resolution passed with at least a two-thirds (2/3) majority of the votes cast, representing more than one-half (1/2) of the Company’s issued capital.

13.7	Only natural persons may be Directors.

13.8	The Company shall establish a policy on the remuneration of the Board. The policy shall be adopted by the General Meeting, upon a proposal of the Board following the recommendation of the Compensation Committee. The policy on remuneration shall, in any case, include the subjects referred to in Sections 2:383c up to and including 2:383e of the Dutch Civil Code, insofar as these relate to the Board.

13.9	The Board shall determine, with due observance of the Board Rules and the policy referred to in Article 13.8, the remuneration for each member of the Board.

13.10	Proposals concerning plans or arrangements for share awards or share options to Directors shall be submitted by the Board following the recommendation of the

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Compensation Committee to the General Meeting for its approval. Such proposals must, at a minimum, state the number of shares or share options that may be granted to the Board and the criteria that apply to the granting of such shares or share options or the alteration of such arrangements.

13.11	Notwithstanding anything in these Articles or the Board Rules to the contrary, no Executive Director shall participate in the decision-making process with respect to his or her remuneration or the remuneration of any other Executive Director.

14	Group Chairman; Group Vice Chairman During the Initial Board Term

14.1	One (1) Non-Executive Director shall serve as the Group Chairman and, except as set forth in this Article 14, one (1) Non-Executive Director shall serve as the Group Vice Chairman.

14.2	Following the Initial Co-CEO Term, subject to Article 14.4, (i) the Group Co-CEO P shall assume the role of Group Chairman pursuant to Article 15.1, and (ii) there shall be no Group Vice Chairman, and the Group Vice Chairman at such time shall resign from such position but shall continue as a Non-Executive Director in accordance with these Articles and the Board Rules.

14.3	During the Initial Co-CEO Term, the Group Chairman and Group Vice Chairman shall be nominated for appointment, and/or appointed, as applicable, pursuant to these Articles and the Board Rules, in accordance with the following:

(a)	During the period beginning on the Closing Date and ending at the end of the 2015 Annual Meeting: (i) the Chairman of the Board of Directors of Omnicom Group Inc. immediately prior to the Closing Date, or his or her successor in accordance with Articles 13.4, 13.5 and 19.1, shall be Group Chairman; and (ii) the Chairperson of the Supervisory Board of Directors of Publicis Groupe S.A. immediately prior to the Closing Date, or his or her successor in accordance with Articles 13.4, 13.5 and 19.1, shall be Group Vice Chairman;

(b)	During the period beginning at the end of the 2015 Annual Meeting and ending at the end of the 2016 Annual Meeting: (i) the Chairperson of the Supervisory Board of Directors of Publicis Groupe S.A. immediately prior to the Closing Date, or his or her successor in accordance with Articles 13.4, 13.5 and 19.1, shall be Group Chairman; and (ii) the Chairman of the Board of Directors of Omnicom Group Inc. immediately prior to the Closing Date, or his or her successor in accordance with Articles 13.4, 13.5 and 19.1, shall be Group Vice Chairman; and

(c)	Unless the Initial Co-CEO Term has lapsed, during the period beginning at the end of the 2016 Annual Meeting and ending upon the lapse of the Initial Co-CEO Term: (i) the Chairman of the Board of Directors of Omnicom Group Inc. immediately prior to the Closing Date, or his or her successor in accordance with Articles 13.4, 13.5 and 19.1, shall be Group Chairman; and (ii) the Chairperson of the Supervisory Board of Directors of Publicis Groupe S.A. immediately prior to the Closing Date, or his or her successor in accordance with Articles 13.4, 13.5 and 19.1, shall be Group Vice Chairman.

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14.4	Immediately following the conclusion of his or her term as Group CEO O, (i) if prior to the date that is sixty (60) months after the Closing Date, then such Group CEO O shall serve as Non-Executive Director and shall succeed to the role of Group Chairman on the date that is sixty (60) months after the Closing Date, or (ii) if following the date that is sixty (60) months after the Closing Date, then such Group CEO O shall succeed to the role of Group Chairman, and in either case, the Group Chairman P at such time shall resign from such position and continue as a Non-Executive Director P (and he or she, or his or her successor in accordance with Articles 13.4, 13.5 and 19.1, shall, for the avoidance of doubt, be “Leader Director P” for purposes of these Articles and the Board Rules) (in the case of either of clause (i) or clause (ii), it being understood that the number of Directors O shall in all cases be subject to Article 13.2 or 13.3, as applicable).

15	Group Co-CEO(s)

15.1	During the Initial Co-CEO Term, the Company shall have two (2) Group Co-CEOs, each with identical authorities and powers. During the Initial Co-CEO Term, the Group Co-CEOs shall be the Group Co-CEO O and the Group Co-CEO P. When the Initial Co-CEO Term has lapsed, the Group Co-CEO P shall (x) cease to be a Group Co-CEO and (y) assume the role of Group Chairman. Subject to Section 14.4, following the Initial Co-CEO Term, the Group CEO O shall serve as the sole CEO and Executive Director and shall be nominated for appointment by the General Meeting as Group CEO and Executive Director in accordance with the binding nomination process set forth in Article 13.4 at each General Meeting; provided, that notwithstanding anything to the contrary in these Articles (including Articles 19 and 13.5), (A) if the Initial Group Co-CEO O remains the Group CEO as of the sixty (60) month anniversary of the Closing Date, then following the appointment of the first replacement or successor Group CEO O (such person, the “First Successor”) to such Initial Group Co-CEO O (which, for the avoidance of doubt, shall be made pursuant to Article 19.2) or (B) if the Initial Group Co-CEO O is not the Group CEO as of the sixty (60) month anniversary of the Closing Date, then following the sixty (60) month anniversary of the Closing Date, (1) any replacement or successor Group CEO (and any corresponding initial nominations of (or subsequent determinations not to nominate for reappointment) any such replacement or successor at any General Meeting) shall require a vote of two-thirds (2/3) of all Non-Executive Directors (assuming no vacancies) and (2) Article 19.2 shall no longer apply. For the avoidance of doubt, (X) if the Initial Group Co-CEO O is not the Group CEO as of the sixty (60) month anniversary of the Closing Date as described in clause (B) above, then until such time as the Group CEO as of the sixty (60) month anniversary of the Closing Date is removed by a two-thirds (2/3) vote of the Non-Executive Directors (assuming no vacancies), resigns or dies (or there is another circumstance resulting in vacancy), such person shall continue to serve as the sole CEO and Executive Director and shall be nominated by binding nomination to the General Meeting as Group CEO and Executive Director at each General Meeting, and (Y) if the Initial Group Co-CEO O is the Group CEO as of the sixty (60) month anniversary of the Closing Date as described in clause (A) above, then until such time as the First Successor is removed by a two-thirds (2/3) vote of the Non-Executive Directors (assuming no vacancies), resigns or dies (or there is another circumstance resulting in vacancy), the Initial

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Group Co-CEO O (prior to the First Successor’s appointment) and the First Successor (thereafter) shall continue to serve as the sole CEO and Executive Director and shall be nominated by binding nomination to the General Meeting as Group CEO and Executive Director at each General Meeting.

15.2	The Group CEO(s) shall be the sole Executive Director(s) of the Company and as such shall be responsible for the day-to-day business and general affairs of the Company and the Company Group as provided in Article 16.

15.3	The Group CEO shall assume the typical powers, authorities and responsibilities of a chief executive officer, including the responsibilities and authorities as set out in the Board Rules, it being understood that for so long as there are co-CEOs, their powers, authorities, duties and responsibilities shall be identical and shall require the Group Co-CEOs to act jointly, unless the Group Co-CEOs otherwise mutually agree in any instance or pursuant to any agreement.

16	Duties, Allocation of Duties and Committees During the Initial Board Term

16.1	Subject to applicable laws of the Netherlands, these Articles and the Board Rules, the Board shall divide its tasks between the Non-Executive Directors and the Executive Director(s). Such division of tasks shall in any event entail that the Non-Executive Directors shall supervise the policy and the fulfilment of duties of the Executive Director(s) and the general affairs of the Company, and they shall be further entrusted with such duties as are and shall be determined by or pursuant to these Articles or as set out in the Board Rules. Without limiting the scope of the Board’s role, the Board may determine that one (1) or more Directors may validly resolve on matters that are part of such Director’s tasks; provided that, other than delegations expressly conferred by these Articles or the Board Rules, any delegation by the Board of its powers and authorities (including the power to sub-delegate), or amendments thereto, shall require a resolution passed with the vote in favour of at least two-thirds (2/3) of the Whole Board. Such determination may be made as set forth in the Board Rules or otherwise in writing.

16.2	Subject to the restrictions imposed, and the power and authority delegated, by these Articles and the Board Rules, and taking into account Article 16.7, the business and affairs of the Company and the Company Group shall be managed by or under the direction of the Board. Without limiting the scope of the Board’s role, the Board may delegate its powers and authorities (including the power to sub-delegate) to: (i) the Group Chairman, the Group Vice Chairman and/or the Group CEO, as the case may be; and (ii) the Board Committees, where applicable; provided that, other than delegations expressly conferred by these Articles or the Board Rules, any such delegation referred to in (i) or (ii), or amendments thereto, shall require a resolution passed with the vote in favour of at least two-thirds (2/3) of the Whole Board. The Board shall supervise the execution of any responsibilities so delegated and is ultimately responsible for the fulfilment of its duties. The delegation by the Board of any of its powers and authorities may include the authority to adopt resolutions on behalf of the Board in respect of matters relating to such powers and authorities.

16.3	When making Board resolutions, each Director may cast one (1) vote (provided that, for the avoidance of doubt, a member representing one (1) or more absent members of the Board by written power of attorney shall be entitled to cast the vote on his or her own behalf and on behalf of each such absent member).

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16.4	Except as required by law, these Articles (including Article 16.5) or the Board Rules, resolutions of the Board shall be adopted by simple majority of the votes cast. The Board may only validly adopt resolutions in a meeting at which at least the majority of the Whole Board is present or represented, provided that at least one (1) Director O and at least one (1) Director P must be present at such meeting. A Director may authorise another Director to represent him or her at the Board meeting and vote on his or her behalf. The Board may also adopt resolutions outside a formal meeting, in writing, provided that the proposal concerned is submitted in writing to all Directors then in office and none of them objects to the proposed manner of adopting resolutions. Adoption of any such resolutions in writing shall only be effected by written statements in favour of such adoption from all Directors then in office.

16.5	Resolutions of the Board providing for or in connection with any of the following may only be adopted by a resolution passed with the vote in favour of at least two-thirds (2/3) of the Whole Board:

(a)	the removal of any Director, or any modification or reduction in the powers, authorities or responsibilities of any of the foregoing (including as Group Chairman or Group Vice Chairman);

(b)	the removal or suspension of any Group CEO, or the reduction in the power, authority or responsibility of any Group CEO;

(c)	any delegation or amendment thereto pursuant to Article 16.1 or 16.2;

(d)	creation of any new Board Committee or changes to the duties or the composition of the Board Committees or their respective committee charters;

(e)	changes to these Articles or changes to the Board Rules;

(f)	de-listing of, or any action reasonably expected to result in the de-listing of, the Company’s Shares from any Exchange;

(g)	any change to the ticker symbol under which the Company’s Shares trade on any Exchange;

(h)	change of the Company’s tax domicile;

(i)	a change of corporate form pursuant to Article 33.2, a merger pursuant to Article 34.1, a Demerger pursuant to Article 34.2 or dissolution pursuant to Article 35.1;

(j)	changes to the Company’s independent auditor;

(k)	any acquisition with aggregate value in excess of three hundred million euros (€300 million); and

(l)	any action during the period of any vacancy on the Board, as contemplated by Article 19; and

(m)	any other action expressly requiring the approval of at least two-thirds (2/3) of the Whole Board under these Articles or the Board Rules.

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16.6	With due observance of these Articles, the Board may establish further rules, in the Board Rules, regarding its decision-making processes and working methods, its internal organisation, the composition, duties and organisation of committees and any other matters, including matters concerning the Board, the Executive Director(s), the Non-Executive Directors, the Board Committees, the Group Chairman, the Group Vice Chairman and the Group CEO. The Board Rules may be amended and supplemented by the Board from time to time by a resolution passed with the vote in favour of at least two-thirds (2/3) of the Whole Board. The Board Rules may not be amended or supplemented by Shareholders. In case a change of the Board Rules at the same time would require a change of the Articles, or would conflict with the Articles, the change shall become effective only upon a change of the Articles. Subject to any additional restrictions under the laws of the Netherlands, any action taken by the Board or any Director that conflicts with the Board Rules (for the avoidance of doubt, as in effect from time to time) shall not be permitted without a resolution passed with the unanimous vote in favour of the Whole Board.

16.7	Subject to these Articles, including Articles 16.1, 16.2, 16.5, 16.8, 16.9 and 16.10, the Board, though remaining ultimately responsible, may assign certain tasks to one (1) or more permanent and/or ad hoc Board Committees from among its members as it may deem necessary or appropriate, which Board Committees may consist of two (2) or more Directors. Subject to these Articles, including Articles 16.1, 16.2, 16.5, 16.8, 16.9 and 16.10, the composition of any Board Committee shall be determined by the Board, subject to the requirements set out in these Articles and in the Board Rules, and the Board shall appoint the members of each Board Committee and shall determine the tasks of each Board Committee. The Board may, at any time, change the duties and the composition of each Board Committee, provided that, any such changes shall require a resolution passed with the vote in favour of at least two-thirds (2/3) of the Whole Board. In any event, the Board shall constitute the following Board Committees: the Finance Committee; the Audit Committee; the Nominating and Corporate Governance Committee; and the Compensation Committee. The rules for the meetings and resolutions of the Board shall apply mutatis mutandis to the meetings and resolutions of the Board Committees.

16.8	Directors O and Directors P shall be equally represented on all Board Committees.

16.9	The Chairman of each of the Audit Committee and the Compensation Committee shall at all times be a Director O, and the Chairman of each of the Finance Committee and the Nominating and Corporate Governance Committee shall at all times be a Director P. The designation of a person for such role shall be made in a manner consistent with Articles 13.5 and 16.10.

16.10	The Directors comprising the Nominating and Corporate Governance Committee shall be exclusively authorised to resolve on behalf of the Board upon the appointment of Directors to a Board Committee (and their respective Chairperson) as follows: the subcommittee of the Nominating and Corporate Governance Committee comprised exclusively of the Directors O shall exclusively resolve upon any appointment of a Director O to a Board Committee (including any person specified as a Director O or Director P in Article 16.9), and the subcommittee of the Nominating and Corporate Governance Committee comprised exclusively of Directors P shall exclusively resolve upon any appointment of a Director P to a Board Committee (including any person specified as a Director O or Director P in Article 16.9).

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17	Representation; Conflicts of Interest

17.1	The Company shall be represented by the Board. The Company may also be represented by the Executive Directors in office acting jointly (for the avoidance of doubt, if only one Executive Director is in office, such Executive Director shall be authorised to represent the Company acting solely).

17.2	The Board may appoint additional persons with general or limited power to represent the Company. Each such person shall be competent to represent the Company, subject to the restrictions imposed on him or her. The Board may determine each such person’s title. Each such person may be suspended and dismissed, and/or his or her powers revoked, by the Board.

17.3	Subject to the Board Rules and in accordance with Section 2:129, subsection 6, of the Dutch Civil Code, for a matter in which a Director has a personal interest that conflicts directly or indirectly with the interests of the Company or the enterprise associated with the Company, he or she shall not participate in the decision-making process with respect to such matter. During the Initial Board Term, in any such case (other than as contemplated by Article 13.11), in addition to any other requirement specified under applicable law, the rules of any Exchange, these Articles or the Board Rules, the decision-making process with respect to such matter shall require the approval of (a) at least two-thirds (2/3) of the Directors entitled to vote in respect of such matter and (b) at least a majority of each of the Directors O and Directors P, respectively, entitled to vote with respect to such matter. If, however, no resolution of the Board with respect to a matter could be otherwise adopted as a result of the first sentence of this Article 17.3, the resolution of the Board may nonetheless be adopted.

18	Approval of Board Resolutions

18.1	Resolutions of the Board entailing a significant change in the identity or character of the Company Group or its business are subject to the approval of the General Meeting, including, in any case:

(a)	the transfer of all or nearly all of the business of the Company Group to a third party;

(b)	entering into or termination of long-term co-operations of the Company or a Subsidiary with any other legal entity or company or as fully liable partner in a limited partnership or general partnership, if this co-operation or termination is of major significance for the Company Group; and

(c)	acquiring or disposing of participating interests in the capital of a company of at least one-third (1/3) of the sum of the assets of the Company as shown on its balance sheet plus explanatory notes or, if the Company prepares a consolidated balance sheet, its consolidated balance sheet plus explanatory notes according to the last adopted annual accounts of the Company, by the Company or a Subsidiary.

18.2	The absence of approval by the General Meeting of a resolution as referred to in Article 18.1 shall not affect the authority of the Board or the Executive Director(s) to represent the Company.

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19	Vacancy or Inability to Act During the Initial Board Term

19.1	In the event of the resignation, removal or death (or other circumstance resulting in vacancy), as applicable, of a Director (including any Group Chairman or Group Vice Chairman other than the resignations pursuant to Article 14.2 or Article 14.4), a replacement candidate shall be appointed by the Board following a nomination from the Nominating and Corporate Governance Committee (and the applicable subcommittee thereof) consistent with the provisions of Article 13.5, and prior to such replacement candidate becoming a Director, any resolution of the Board or a Board Committee on which such vacated Director served as of such resignation, removal or death (or other circumstance resulting in vacancy), as applicable, may only be adopted by a resolution passed with the vote in favour of at least two-thirds (2/3) of the Whole Board or two-thirds (2/3) of total number of Board Committee members such Board Committee would have if there were no vacancies, respectively. For purposes of this Article 19.1, a nomination pursuant to Article 13.5 shall be binding on the Nominating and Corporate Governance Committee and on the Board, which shall nominate such nominee for appointment and shall appoint such nominee, respectively, until the expiration of the term that would have applied to the applicable position had there been no such resignation, removal or death (or other circumstance resulting in vacancy), as applicable, and having the same rights, authorities and responsibilities that would have applied to the applicable position had there been no replacement pursuant to this Article 19.1, provided that (i) such term shall not extend beyond the next General Meeting of Shareholders, and (ii) without limiting Article 14.2, for the avoidance of doubt, in the event any replacement Group Co-CEO P is appointed pursuant to this Article 19.1, the term of such appointment shall also not exceed the end of the Initial Co-CEO Term. This Article 19.1 shall, for the avoidance of doubt, be subject to Article 19.2.

19.2	During the period of the Initial Board Term, in the event of the resignation, removal (in accordance with Article 16.5) or death of the Group CEO O or Group Co-CEO P, the powers, authorities, duties and responsibilities of the Group CEO O or Group Co-CEO P, as applicable, shall be temporarily entrusted to one (1) or more persons designated for that purpose by the Directors O serving on the Nominating and Corporate Governance Committee or the Directors P serving on the Nominating and Corporate Governance Committee, respectively, which shall be exclusively authorised to resolve on behalf of the Board the designation referred to above.

20	Indemnity

All current and former Directors shall:

(i)	be reimbursed or provided with an advancement for expenses in relation to conducting a defence against claims for damages or conducting a defence in other legal proceedings, and

(ii)	be reimbursed for any damages they may be ordered to pay,

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incurred due to acts or omissions in the performance of their tasks as Director or another function they fulfil or have fulfilled at the request of the Company to the fullest extent permitted by the Dutch Civil Code and other applicable law.

The Company shall indemnify all current and former Directors against financial losses that are a direct result of the foregoing. No reimbursement shall be awarded (or, to the extent applicable, advancement will be paid) and no indemnification shall be granted to a Director in case and to the extent that a court in the Netherlands irrevocably has established that the acts and omissions of such Director may be characterised as being wilfully misconducted or intentionally reckless. In addition, no reimbursement shall be given (or, to the extent applicable, advancement will be paid) to the extent that the financial losses are covered by an insurance and the insurer has settled the financial losses. On behalf of the Director concerned, the Company may take out insurance against liability. The foregoing may further implemented by the Board by means of a written agreement.

21	Financial Year and Annual Accounts

21.1	The Company’s financial year shall be the calendar year.

21.2	Annually, not later than four (4) months after the end of the financial year, the Board shall prepare annual accounts and shall deposit the same for inspection by the Shareholders at the Company’s office.

21.3	Within the same period, the Board shall also deposit the annual report for inspection by the Shareholders.

21.4	The annual accounts shall consist of a balance sheet, a profit and loss account and explanatory notes.

21.5	The annual accounts shall be signed by the Directors. If the signature of one (1) or more of them is missing, this shall be stated and reasons for this omission shall be given.

21.6	The Company shall appoint an accountant to audit the annual accounts. Such appointment shall be made by the General Meeting. If it does not proceed thereto, then the Board shall be authorised to make such appointment. The appointment may be revoked by the General Meeting as well as, in case the appointment was made by the Board, by the Board. The appointment may be revoked for sound reasons only; such reasons shall not include a difference in opinion with regard to reporting methods or audit activities.

21.7	The Company shall ensure that the annual accounts and, insofar as required, the annual report and the information to be added by virtue of the laws of the Netherlands are kept at its office as from the day on which notice of the annual General Meeting of Shareholders is given in which the annual accounts and the annual report shall be discussed and in which the adoption of the annual accounts shall be resolved upon. Shareholders may inspect the documents at that place and obtain a copy free of charge.

21.8	The annual accounts, the annual report, the information to be added by virtue of the laws of the Netherlands and the audit by an accountant, as well as deposition of documents at the Dutch Trade Register, shall furthermore comply with the provisions of Book 2, Title 9, of the Dutch Civil Code.

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22	Adoption of the Annual Accounts; Release From Liability

22.1	The General Meeting shall adopt the annual accounts.

22.2	At the General Meeting of Shareholders at which it is resolved to adopt the annual accounts, any proposals concerning release of the Executive Directors from liability for the management of the Company or the Company Group or concerning the release of the Non-Executive Directors for their supervision thereof, insofar as the exercise of their duties is reflected in the annual accounts or otherwise disclosed to the General Meeting prior to the adoption of the annual accounts, shall be brought up separately for discussion at such General Meeting of Shareholders or at a subsequent General Meeting of Shareholders.

23	Profits and Distributions

23.1	Out of the profits earned in a financial year, primarily and insofar as possible, a preferred dividend (the “Preferred Dividend”) is paid on the Preference Shares in an amount equal to (i) twelve (12) months EURIBOR, increased by (ii) a premium to be determined by the Board in line with market conditions per the date of the first issue of the Preference Shares with a maximum of [five hundred basis points (500 bps)], per annum, calculated over:

(a)	the amounts paid on the Preference Shares; and

(b)	any missing Preferred Dividend, to be calculated for this purpose over the period ending on the day this amount is made payable.

If, in a financial year, no profit is made or the profits are insufficient to allow the distribution provided for in the preceding sentence, the deficit shall be paid at the expense of the profits earned in following financial years or, if possible, at the expense of any freely distributable reserve of the Company.

23.2	The Board, in its sole discretion, shall determine which part of the profits remaining after application of Article 23.1 shall be reserved.

23.3	The allocation of profits remaining after application of Articles 23.1 and 23.2 shall be determined by the General Meeting; provided that no further distributions shall be made on the Preference Shares.

23.4	Distribution of profits shall be made after adoption of the annual accounts if permissible under the laws of the Netherlands given the contents of the annual accounts.

23.5	The Board may, prior to the adoption of the annual accounts in any financial year, resolve to make one (1) or more interim (including quarterly) dividends or other distributions that shall be charged against the expected dividend or other distribution of the relevant year, provided that it appears from the interim statement of assets and liabilities signed by the Board as referred to in Section 2:105, subsection 4, of the Dutch Civil Code that the amount of the dividend or distribution shall not exceed the amount of the Distributable Equity.

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23.6	The General Meeting may resolve to make distributions at the expense of any reserve of the Company, provided that such resolution may only be adopted at the proposal of the Board and only to the extent permitted by law, the rules of each Exchange and these Articles.

23.7	Distributions on Shares payable in cash shall be paid in euro, United States Dollars or such other currency as the Board determines.

23.8	Any distribution on Shares may be paid in kind in the form of Shares instead of in cash, provided that this shall at all times require the approval of the Board and, if and to the extent the Board is not authorised to issue Shares and to limit or exclude the rights of pre-emption, a resolution of the body of the Company authorised to issue Shares and to limit or exclude the rights of pre-emption.

23.9	Distributions on Shares may be made only up to an amount that does not exceed the amount of the Distributable Equity and, if it concerns an interim dividend distribution or distribution at the expense of any reserve of the Company, compliance with this requirement shall be evidenced by an interim statement of assets and liabilities as referred to in Section 2:105, subsection 4, of the Dutch Civil Code. The Company shall deposit the statement of assets and liabilities at the office of the Dutch Trade Register within eight (8) days after the day on which the resolution to make the distribution is published.

23.10	The date of payment of a distribution on Shares shall be determined by the body of the Company authorised to resolve on such distribution on Shares. A claim of a Shareholder for payment of a distribution on Shares shall be barred after five (5) years have elapsed from the date such payment became due.

23.11	If a dividend, an interim dividend or another distribution is declared, the persons entitled thereto shall be the Shareholders (or others, if they have a right to receive such dividend, interim dividend or other distribution) as at a record date to be determined by the Board for that purpose; this may not be a date which lies before the date on which the dividend, interim dividend or other distribution was declared.

23.12	No distributions shall be made on Shares held by the Company in its own capital, unless these Shares have been pledged or a usufruct has been created in these Shares and the authority to collect distributions or the right to receive distributions, respectively, accrues to the pledgee or the usufructuary, respectively. For the computation of distributions, the Shares, on which no distributions shall be made pursuant to this Article 23.12, shall not be taken into account.

24	Annual General Meetings of Shareholders

24.1	The annual General Meeting of Shareholders shall be held within six (6) months after the end of the financial year.

24.2	The agenda for the annual General Meeting of Shareholders shall contain the following business to be discussed:

(a)	discussion of the annual report;

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(b)	discussion and adoption of the annual accounts;

(c)	release from liability of the Executive Director(s) for his or her management during the financial year concerned and of the Non-Executive Directors for their supervision thereon;

(d)	appointments for any vacancies on, and/or re-elections of Directors to, as applicable, the Board;

(e)	allocation of profits; and

(f)	any other business presented for discussion by the Board or by Shareholders taking into account the provisions of these Articles and announced with due observance of Article 26.

25	Other General Meetings of Shareholders

25.1	Other General Meetings of Shareholders shall be held when required by law and otherwise as often as the Board deems necessary (which, during the Initial Board Term, shall require a resolution approved by two-thirds (2/3) of the Whole Board), without prejudice to this Article 25.

25.2	Shareholders may request the Board to convene a General Meeting of Shareholders only to the extent provided by the laws of the Netherlands.

26	Notice, Agenda and Venue of Meetings

26.1	Notice of General Meetings of Shareholders shall be given by the Board.

26.2	Notice of the meeting shall be given with due observance of the minimum convening period under the applicable laws of the Netherlands.

26.3	The notice of the meeting shall always contain or be accompanied by the agenda for the meeting, without prejudice to the statutory provisions regarding reduction of the issued capital and amendment of these Articles.

26.4	Items for which a written request has been filed to discuss at the General Meeting of Shareholders, by one (1) or more holders of Shares, alone or jointly representing at least three-hundredths (3/100) part of the Company’s issued share capital or such other part of the Company’s issued capital as may be required in this respect by the laws of the Netherlands from time to time, shall be included in the notice or announced in the same manner, provided that the Company received the substantiated request or a proposal for a resolution no later than on the sixtieth (60th) day before the date of the meeting and shall be published on the Company’s website.

26.5	A General Meeting of Shareholders may be convened by electronic means of communication that is directly and permanently accessible until the meeting and furthermore in such other manner as may be required to comply with any applicable rules of each Exchange.

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26.6	The notice convening the meeting shall be sent to the addresses of the Shareholders shown in the register of Shareholders. With the consent of a Shareholder or the pledgee or usufructuary with voting rights, the notice of the meeting may also be given by a legible and reproducible message sent through electronic means of communication to the address provided for the purposes thereof by that Shareholder, pledgee or usufructuary to the Company.

26.7	General Meetings of Shareholders shall be conducted in the English language and shall be held in Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague.

27	Admittance and Rights at Meetings

27.1	Each Shareholder shall be entitled to attend the General Meetings of Shareholders, to address the meeting and, if the voting rights accrue to him or her, to exercise his or her voting rights, provided that the Board has been notified in writing of the intention to attend the meeting. Such notice must be received by the Board not later than on the date specified in the notice of the meeting.

27.2	The right to participate in the meeting in accordance with Article 27.1 may be exercised by a proxy authorised in writing, provided that the power of attorney has been received by the Board not later than on the date specified in the notice of the meeting. The requirement that the proxy must be in writing is complied with if the proxy is recorded electronically. The power of attorney may be provided to the Board by electronic means of communication.

27.3	If the voting rights attributable to a Share accrue to the usufructuary or the holder of a right of pledge on Shares, instead of to the holder of Shares, the holder of Shares shall likewise be authorised to attend the General Meeting of Shareholders and to address such meeting, provided that the Board has been notified of the intention to attend the meeting in accordance with Articles 27.1 and 27.2.

27.4	The persons who, on the record date specified in the convening notice are entitled to participate in and exercise voting rights at a General Meeting of Shareholders and have their names recorded as such in a register designated by the Board for that purpose, shall be considered entitled to participate in and exercise voting rights at the relevant General Meeting of Shareholders in respect of those Shares, irrespective of who is entitled to the underlying Shares at the actual time of the relevant General Meeting of Shareholders.

27.5	The Board may determine that the rights in respect of attending meetings referred to in Article 27.1 may be exercised by electronic means of communication, either in person or by a proxy authorised in writing. In order to do so, a person entitled to attend the meeting must, through the electronic means of communication, be identifiable, be able to directly observe the proceedings at the meeting, be able to participate in the discussions and, if the voting rights accrue to him or her, be able to exercise his or her voting rights. The Board may attach conditions to the use of the electronic means of communication, which conditions shall be announced with the notice of the meeting.

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27.6	At a meeting, each person present with voting rights, or his or her proxy authorised in writing, must sign the attendance list. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting. The names of the persons who participate in the meeting pursuant to Article 27.5 shall be added to the attendance list.

27.7	The Directors shall, as such, have the right to attend and give advice in the General Meetings of Shareholders.

27.8	The chairman of the meeting shall decide on the admittance of other persons to the meeting.

28	Chairman and Secretary of the Meeting

28.1	General Meetings of Shareholders shall be presided over by the Group Chairman or, in the event of his or her absence, the Group Vice Chairman, if applicable, or, in the event of his or her additional absence, such other Director as may be appointed by the Group Chairman or, failing such appointment, by majority vote of the Directors present at the meeting.

28.2	If the chairman of the meeting has not been appointed in accordance with Article 28.1, the General Meeting itself shall appoint a chairman of the meeting. Until that moment, a member of the Board appointed for that purpose by the Board shall act as chairman of the meeting.

28.3	The chairman of the meeting shall appoint a secretary for the meeting.

29	Minutes; Recording of Shareholders’ Resolutions

29.1	The secretary of a General Meeting of Shareholders shall keep minutes of the proceedings at the meeting. The minutes shall be adopted by the chairman and the secretary of the meeting and as evidence thereof shall be signed by them.

29.2	The chairman of the meeting or those who convened the meeting may determine that a notarial record must be prepared of the proceedings at the meeting. The notarial record shall be co-signed by the chairman of the meeting.

29.3	The Board shall keep record of all resolutions adopted by the General Meeting. If the Board is not present or represented at a meeting, the chairman of the meeting shall ensure that the Board is provided with a transcript of the resolutions adopted, as soon as possible after the meeting. The records shall be deposited at the Company’s office for inspection by the Shareholders. On application, each of them shall be provided with a copy of or an extract from the records at not more than cost price.

30	Adoption of Resolutions in a Meeting

30.1	Each Share confers the right to cast one (1) vote.

30.2	Except to the extent that the laws of the Netherlands or these Articles or the Board Rules provide otherwise, all resolutions of the General Meeting shall be adopted by a simple majority of the votes cast, without a quorum being required.

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30.3	If there is a tie in voting, the proposal shall be deemed to have been rejected, without prejudice to Article 31.3.

30.4	If the formalities for convening and holding of General Meetings of Shareholders, as prescribed by the laws of the Netherlands or these Articles, have not been complied with, valid resolutions of the General Meeting may only be adopted in a meeting, if in such meeting all of the Company’s issued capital is present or represented and such resolutions are carried by unanimous vote.

30.5	When determining how many votes are cast by Shareholders, how many Shareholders are present or represented or what portion of the Company’s issued capital is present or represented, no account shall be taken of Shares for which no vote may be cast pursuant to the laws of the Netherlands.

31	Voting

31.1	Blank and invalid votes shall not be counted as votes.

31.2	Resolutions may be adopted by acclamation if none of the persons with voting rights present or represented at the meeting objects.

31.3	The chairman’s decision at the meeting on the result of a vote shall be final and conclusive. However, if the correctness of such decision is challenged immediately after it is pronounced, a new vote shall be taken if either the majority of the persons with voting rights present or represented at the meeting or, where the original vote was not taken by roll call or in writing, any person with voting rights present or represented at the meeting, so demands. The legal consequences of the original vote shall be made null and void by the new vote.

32	Meetings of Holders of Preference Shares

32.1	Meetings of holders of Preference Shares shall be held as frequently as a resolution is required by the meeting in question and as frequently as is deemed desirable by the Board or by holder(s) of Preference Shares holding at least [—] percent ([—]%) of the Company’s outstanding Preference Shares.

32.2	Articles 24 through 31 shall apply mutatis mutandis to meetings of holders of Preference Shares, provided that (i) the convocation shall be made no later than on the eighth (8th) day preceding the meeting; (ii) in deviation from Article 28, the meeting of holders of Preference Shares shall appoint its own chairman; and (iii) the convocation shall be made by means of a notice of the meeting at the addresses of the holders of Preference Shares listed in the shareholders’ register or to the extent the holder of Preference Shares consents thereto, he or she may be notified by a legible message sent electronically to the address that he or she has given to the Company for this purpose.

33	Amendment of the Articles; Change of Corporate Form

33.1

The General Meeting may resolve to amend these Articles, provided that such resolution may only be adopted at the proposal of the Board, which shall require a resolution adopted by two-thirds (2/3) of the Whole Board. When a proposal to amend

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these Articles is to be made to the General Meeting, the notice convening the General Meeting of Shareholders must state so and a copy of the proposal, including the verbatim text thereof, shall be deposited and kept available at the Company’s office for inspection by the Shareholders, until the conclusion of the meeting. From the day of deposit until the day of the meeting, a Shareholder shall, on application, be provided with a copy of the proposal free of charge. An amendment of these Articles shall be laid down in a notarial deed.

33.2	Subject to the applicable laws of the Netherlands, the Company may change its corporate form into a different legal form only at the proposal of the Board. A change of the corporate form shall not terminate the existence of the legal entity.

34	Statutory Merger and Statutory Demerger

34.1	The Company may enter into a statutory merger with one (1) or more other legal entities. A resolution to effect a merger may only be adopted on the proposal of the Board, which, during the Initial Board Term, shall require a resolution adopted by two-thirds (2/3) of the Whole Board. Notwithstanding Article 30.2, the resolution to effect a merger shall be adopted by the General Meeting by a resolution passed with at least two-thirds (2/3) majority of the votes cast if less than fifty percent (50%) of the Company’s issued share capital is present or represented at the General Meeting of Shareholders. However, in the cases referred to in Section 2:331 of the Dutch Civil Code, the resolution to effect a merger may be adopted by the Board.

34.2	The Company may be a party to a statutory demerger, which shall include both a split-up and a spin-off (“Demerger”). A resolution to effect a Demerger may only be adopted on the basis of a proposal by the Board, which, during the Initial Board Term, shall require a resolution adopted by two-thirds (2/3) of the Whole Board. Notwithstanding Article 30.2, the resolution to effect a Demerger shall be adopted by the General Meeting by a resolution passed with at least a two-thirds (2/3) majority of the votes cast if less than fifty percent (50%) of the Company’s issued share capital is present or represented at the General Meeting of Shareholders. However, in the cases referred to in Section 2:334ff of the Dutch Civil Code, the resolution to effect a Demerger may be adopted by the Board.

34.3	Statutory mergers and statutory demergers shall furthermore be subject to the relevant provisions of Book 2, Title 7, of the Dutch Civil Code.

35	Dissolution and Liquidation

35.1	The Company may be dissolved pursuant to a resolution to that effect by the General Meeting, provided that such resolution may only be adopted at the proposal of the Board, which, during the Initial Board Term, shall require a resolution adopted by two-thirds (2/3) of the Whole Board. When a proposal to dissolve the Company is to be made to the General Meeting, this must be stated in the notice convening the General Meeting of Shareholders.

35.2	If the Company is dissolved pursuant to a resolution of the General Meeting, the Group CEO shall become the liquidator(s) of the dissolved Company’s assets, unless the General Meeting resolves to appoint one (1) or more other persons as liquidator(s), and the Non-Executive Directors shall be charged with the supervision thereof.

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35.3	During liquidation, these Articles shall remain in force to the extent possible.

35.4	From the balance remaining after payment of the debts of the dissolved Company shall first, insofar as possible, be paid on each Preference Share:

(a)	an amount equal to the paid-up part of the nominal value of a Preference Share;

(b)	any missing Preferred Dividend in relation to financial years prior to the financial year in which such payment is made payable; and

(c)	any Preferred Dividend accrued during the financial year in which cancellation occurs but unpaid, to be calculated for this purpose over the period ending on the day on which such payment is made payable.

35.5	The balance remaining after application of Article 35.4 shall be transferred to the holders of Ordinary Shares in proportion to the aggregate nominal value of the Ordinary Shares held by each.

35.6	After the end of the liquidation, the books, records and other data carriers of the dissolved Company shall remain in the custody of the person designated for that purpose by the General Meeting, and in the absence thereof the person designated for that purpose by the liquidators, for a period as prescribed by the laws of the Netherlands.

35.7	In addition, the liquidation shall be subject to the relevant provisions of Book 2, Title 1, of the Dutch Civil Code.

36	Transitional Provision: Governance of the Company After the Initial Board Term

Beginning immediately following the conclusion of the Initial Board Term (for the avoidance of doubt, this provision shall be applicable to any General Meeting occurring after the Initial Board Term), the Articles 13 up to and including 16, and Article 19, will read as follows:

“13	Composition of the Board; Remuneration of the Board

13.1	The board shall consist of:

(i)	the Group CEO, who shall be an Executive Director; and

(ii)	such number of persons determined by the Board, which shall not exceed fifteen (15) persons, who shall be Non-Executive Directors.

At least a majority of the Non-Executive Directors shall qualify as “independent” under the applicable rules of each Exchange.

13.2	Each Director shall be appointed by the annual General Meeting of Shareholders for a term expiring at the end of the next annual General Meeting of Shareholders and shall serve until his or her successor is elected or, if earlier, upon such Director’s resignation, removal or death.

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13.3	Except as otherwise required by these Articles or the Board Rules, the Board may, in its sole discretion, determine whether or not to use a binding nomination process. In the event of any such binding nomination process, the Nominating and Corporate Governance Committee shall, in compliance with applicable law and the listing requirements of any Exchange, recommend to the Non-Executive Directors persons for appointment as Directors, and the Non-Executive Directors shall submit a binding nomination in accordance with Section 2:133 of the Dutch Civil Code to nominate persons for appointment as Directors (including to specify in any such nomination whether the nomination is for appointment as a Non-Executive Director or as an Executive Director in accordance with these Articles and the Board Rules) at the General Meeting of Shareholders, and the General Meeting shall appoint Directors solely from such binding nominations; provided, however, that the General Meeting may, by a resolution passed with at least a two-thirds (2/3) majority of the votes cast, representing more than one-half (1/2) of the Company’s issued capital, resolve that the candidates proposed pursuant to any binding nomination shall not be appointed as Directors, in which case, consistent with the foregoing, the Nominating and Corporate Governance Committee and the Non-Executive Directors shall have the right to submit a new binding nomination (for the avoidance of doubt, comprised of nominees selected in accordance with these Articles and the Board Rules) with respect to any Board seats that are to be filled for the appointment of Directors at a further General Meeting of Shareholders, and the General Meeting shall appoint Directors solely from such binding nominations; provided, however, that the General Meeting may, by a resolution passed with at least a two-thirds (2/3) majority of the votes cast, representing more than one-half (1/2) of the Company’s issued capital, resolve that the candidates proposed pursuant to any binding nomination shall not be appointed as Directors. Such process shall be repeated until the Board seats are filled. In the absence of a binding nomination process, Directors shall be appointed by the General Meeting by the vote in favour of at least two-thirds (2/3) majority of the votes cast, representing more than one-half (1/2) of the Company’s issued share capital or, in the case of any person nominated by the Non-Executive Directors for appointment as a Director, by the vote in favour of at least a majority of the votes cast. A Director may be reappointed with due observance of this Article 13.3.

13.4	[Reserved.]

13.5	In the event of the resignation, removal, death or failure to be elected and/or re-elected, as applicable, of a Director, the Nominating and Corporate Governance Committee shall make to the Non-Executives a recommendation for appointment in accordance with these Articles, including Article 13.3.

13.6	A Director may be suspended or removed by the General Meeting at any time by a resolution passed with at least a two-thirds (2/3) majority of the votes cast, representing more than one-half (1/2) of the Company’s issued capital.

13.7	Only natural persons may be Directors.

13.8	The Company shall establish a policy on the remuneration of the Board. The policy shall be adopted by the General Meeting, upon a proposal of the Board following the recommendation of the Compensation Committee. The policy on remuneration shall, in any case, include the subjects referred to in Sections 2:383c up to and including 2:383e of the Dutch Civil Code, insofar as these relate to the Board.

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13.9	The Board shall determine, with due observance of the Board Rules and the policy referred to in Article 13.8, the remuneration for each member of the Board.

13.10	Proposals concerning plans or arrangements for share awards or share options to Directors shall be submitted by the Board following the recommendation of the Compensation Committee to the General Meeting for its approval. Such proposals must, at a minimum, state the number of shares or share options that may be granted to the Board and the criteria that apply to the granting of such shares or share options or the alteration of such arrangements.

13.11	Notwithstanding anything in these Articles or the Board Rules to the contrary, no Executive Director shall participate in the decision-making process with respect to his or her remuneration or the remuneration of any other Executive Director.

14	Group Chairman; Group Vice Chairman

14.1	One (1) Non-Executive Director shall serve as the Group Chairman. The Group Chairman shall be nominated for appointment, and/or appointed, as applicable, in accordance with these Articles and the Board Rules.

14.2	Immediately upon the conclusion of his or her term as Group CEO, the Applicable Group CEO O (as defined in Article 15.1) shall succeed to the role of Group Chairman, and the Group Chairman at such time shall resign from such position and continue as a Non-Executive Director.

15	Group CEO and Group Chairman

15.1	The Group CEO shall be the sole Executive Director of the Company and as such shall be responsible for the day-to-day business and general affairs of the Company and the Company Group as provided in Article 16. If, as of immediately following the conclusion of the Initial Board Term (as such term was used in Article 15, as in effect immediately prior to this currently effective Article 15), the Group CEO is a Group CEO O (such Group CEO O, the “Applicable Group CEO O”), then, until such time as a successor to such person as Group CEO is selected by a vote of two-thirds (2/3) of the Non-Executive Directors (such time, the “Transition Time”)), (i) such person shall serve as the sole CEO and Executive Director and shall be nominated for appointment by the General Meeting as Group CEO and Executive Director at each General Meeting, and (ii) the person serving as the Group Chairman P (as such term was used in Article 15, as in effect immediately prior to this currently effective Article 15) as of immediately following the conclusion of the Initial Board Term shall serve as Group Chairman and shall be nominated for appointment by each General Meeting as Group Chairman.

15.2	The Group CEO shall assume the typical powers, authority and responsibility of a chief executive officer, including the responsibilities and authorities as set out in the Board Rules.

15.3	Upon the Transition Time, the Applicable Group CEO O shall resign as Group CEO and succeed to the role of Group Chairman pursuant to Article 14.2.

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16	Duties and Allocation of Duties; Committees

16.1	Subject to applicable laws of the Netherlands, these Articles and the Board Rules, the Board shall divide its tasks between the Non-Executive Directors and the Executive Director. Such division of tasks shall in any event entail that the Non-Executive Directors shall supervise the policy and the fulfilment of duties of the Executive Director and the general affairs of the Company, and they shall be further entrusted with such duties as are and shall be determined by or pursuant to these Articles or as set out in the Board Rules. Without limiting the scope of the Board’s role, the Board may determine that one (1) or more Directors may validly resolve on matters that are part of such Director’s tasks. Such determination may be made as set forth in the Board Rules or otherwise in writing.

16.2	Subject to the restrictions imposed by these Articles and the Board Rules, the day to day business and general affairs of the Company and the Company Group shall be a responsibility of and managed by the Group CEO. The role of the Board is to supervise the policy of the Company Group and the Group CEO and the general course of the Company’s affairs and to advise the Group CEO. Without limiting the scope of the Board’s role, the Board may delegate its powers and authorities (including the power to sub-delegate) to: (i) the Group Chairman, the Group Vice Chairman, if applicable, and/or the Group CEO, as the case may be; and (ii) the Board Committees, where applicable. The Board shall supervise the execution of any responsibilities so delegated and is ultimately responsible for the fulfilment of its duties. The delegation by the Board of any of its powers and authorities may include the authority to adopt resolutions on behalf of the Board in respect of matters relating to such powers and authorities.

16.3	When making Board resolutions, each Director may cast one (1) vote (provided that, for the avoidance of doubt, a member representing one (1) or more absent members of the Board by written power of attorney shall be entitled to cast the vote on his or her own behalf and on behalf of each such absent member).

16.4	Except as required by law, these Articles (including Article 16.5) or the Board Rules, resolutions of the Board shall be adopted by simple majority of the votes cast. The Board may only validly adopt resolutions in a meeting at which at least the majority of the Whole Board is present or represented. A Director may authorise another Director to represent him or her at the Board meeting and vote on his or her behalf. The Board may also adopt resolutions outside a formal meeting, in writing, provided that the proposal concerned is submitted in writing to all Directors then in office and none of them objects to the proposed manner of adopting resolutions. Adoption of any such resolutions in writing shall only be effected by written statements in favour of such adoption from all Directors then in office.

16.5	Resolutions of the Board providing for or in connection with any of the following may only be adopted by a resolution passed with the vote in favour of at least two-thirds (2/3) of the Whole Board:

(a)	changes to these Articles;

(b)	de-listing of, or any action reasonably expected to result in the de-listing of Shares from any Exchange;

(c)	any change to the ticker symbol under which Shares trade on any Exchange;

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(d)	change of the Company’s tax domicile; and

(e)	any other action expressly requiring the approval of at least two-thirds (2/3) of the Whole Board under these Articles or the Board Rules.

16.6	With due observance of these Articles, the Board may establish further rules, in the Board Rules, regarding its decision-making processes and working methods, its internal organisation, the composition, duties and organisation of committees and any other matters, including matters concerning the Board, the Executive Director(s), the Non-Executive Directors, the Board Committees, the Group Chairman, the Group Vice Chairman and the Group CEO. The Board Rules may be amended and supplemented by the Board from time to time by a resolution passed with the vote in favour of at least a majority of the Whole Board. The Board Rules may not be amended or supplemented by Shareholders. In case a change of the Board Rules at the same time would require a change of the Articles, or would conflict with the Articles, the change shall become effective only upon a change of the Articles. Subject to any additional restrictions under the laws of the Netherlands, any action taken by the Board or any Director that conflicts with the Board Rules (for the avoidance of doubt, as in effect from time to time) shall not be permitted without a resolution passed with the unanimous vote in favour of the Whole Board.

16.7	Subject to Articles 16.1 and 16.2, the Board, though remaining ultimately responsible, may assign certain tasks to one (1) or more permanent and/or ad hoc Board Committees from among its members as it may deem necessary or appropriate, which Board Committees may consist of two (2) or more Directors. Subject to Articles 16.1 and 16.2, the composition of any Board Committee shall be determined by the Board, subject to the requirements set out in these Articles and in the Board Rules, and the Board shall appoint the members of each Board Committee and shall determine the tasks of each Board Committee. The Board may, at any time, change the duties and the composition of each Board Committee. The rules for the meetings and resolutions of the Board shall apply mutatis mutandis to the meetings and resolutions of the Board Committees.

19	Vacancy or Inability to Act.

19.1	If a seat on the Board is vacant or a Director is unable to perform his or her duties, the remaining Directors’ or Director’s duties, rights and abilities shall be unchanged from that which existed prior to such vacancy or inability of a Director to perform duties. If all seats on the Board are vacant or all Directors or the sole Director, as the case may be, are unable to perform their duties, the management of the business and affairs of the Company shall be temporarily entrusted to one (1) or more persons designated for that purpose by the General Meeting.

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EXHIBIT B

Form of Holdco Board Rules

Dated [—] [—], [—]

Publicis Omnicom Group N.V.

RULES FOR THE BOARD OF DIRECTORS

Contents

1	Introduction	1

2	Composition of the Board, Appointment and Resignation	1

3	Tasks and Responsibilities of the Board	7

4	The Group Chairman and Group Vice Chairman	8

5	The Group CEO	10

6	Appointment of Other Officers	13

7	Removal of Other Officers	13

8	Meetings of the Board	14

9	Resolutions of the Board	14

10	Conflicts of Interests	16

11	Information	17

12	Board Committees	17

13	Remuneration of the Board	18

14	Conduct of Directors	19

15	Confidentiality	19

16	Status of the Board Rules	19

17	Amendments	20

Appendix 1 List of Definitions		1

i

BOARD RULES

1	Introduction

1.1	These Board Rules are established pursuant to article 16.6 of the Articles and are complementary to, and subject to, the provisions regarding the Board and each of its members contained in applicable law, regulation and the Articles. The Board and each of its members shall observe and comply, and shall procure observance and compliance, with these Board Rules.

1.2	These Board Rules are posted on the Company’s website.

1.3	The meanings of capitalised terms used and not otherwise defined in these Board Rules are set forth in the List of Definitions attached as Appendix 1.

2	Composition of the Board, Appointment and Resignation

2.1	During the Initial Board Term, the composition of the Board shall be, and the appointment and resignation of Directors shall take place, in accordance with the following provisions:

2.1.1	Each of the Non-Executive Directors (or his or her successor) shall be appointed for a term beginning on the Closing Date and expiring at the end of the 2015 Annual Meeting and shall serve until his or her successor is elected or, if earlier, upon such Director’s resignation, removal or death. Subject to the Articles and these Board Rules, including the provisions of Clause 5.1 of these Board Rules, each of Leader Director O and Leader Director P (or, in each case, his or her successor) shall be appointed for a term beginning on the Closing Date and expiring at the end of the 2017 Annual Meeting and shall serve until his or her successor is elected or, if earlier, upon such Director’s resignation, removal or death. Except as provided in the preceding sentence, each Director shall otherwise be appointed by the annual General Meeting of Shareholders for a term expiring at the end of the next annual General Meeting of Shareholders and shall serve until his or her successor is elected or, if earlier, upon such Director’s resignation, removal or death. During the Initial Board Term, notwithstanding anything to the contrary contained in the Articles and these Board Rules, each of the Directors (or his or her successor) shall be nominated in accordance with the Articles for election and/or re-election, as applicable, to the Board pursuant to a binding nomination at each of the applicable General Meetings of Shareholders occurring during the Initial Board Term.

2.1.2	Subject to the provisions of Clause 2.1.3 of these Board Rules, during the Initial Board Term, the Board shall consist of sixteen (16) members, constituted as follows:

(i)	one (1) Leader Director O, who shall be an Executive Director while Group CEO, and a Non-Executive Director while Group Chairman;

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(ii)	one (1) Leader Director P, who shall be an Executive Director, while Group Co-CEO P, and a Non-Executive Director while Group Chairman; and

(iii)	fourteen (14) persons who shall be Non-Executive Directors, consisting of seven (7) Non-Executive Directors O and seven (7) Non-Executive Directors P.

At least six (6) of the Non-Executive Directors O and at least six (6) of the Non-Executive Directors P shall qualify as “independent” under the applicable rules of each Exchange.

2.1.3	In preparation for the 2018 Annual Meeting, the Board shall, in its sole discretion, consider and determine whether to reduce the number of Directors to fourteen (14), constituted as follows:

(i)	one (1) Leader Director O, who shall be the sole Executive Director while Group CEO, and a Non-Executive Director while Group Chairman;

(ii)	one (1) Leader Director P, who shall be a Non-Executive Director and Group Chairman; and

(iii)	twelve (12) persons who shall be Non-Executive Directors, consisting of six (6) Non-Executive Directors O and six (6) Non-Executive Directors P.

In such case, at least five (5) of the Non-Executive Directors O and at least five (5) of the Non-Executive Directors P shall qualify as “independent” under the applicable rules of each Exchange.

2.1.4

At each General Meeting of Shareholders occurring during the Initial Board Term, in accordance with Clause 2.1 of these Board Rules, each of the Directors shall be nominated in accordance with the Articles and these Board Rules for election and/or re-election, as applicable, to the Board pursuant to a binding nomination at each of the applicable General Meetings of Shareholders. In the event of any such binding nomination process, the Board shall submit a binding nomination in accordance with Section 2:133 of the Dutch Civil Code and Clause 2.1.5 of these Board Rules to nominate persons for appointment as Directors (including to specify in any such nomination whether the nomination is for appointment as a Non-Executive Director or as an Executive Director, in each case, in accordance with the Articles and these Board Rules) at the General Meeting of Shareholders. The General Meeting shall appoint Directors solely from such binding nominations; provided, however, that the General Meeting may, by a resolution passed with at least a two-thirds (2/3) majority of the votes cast, representing more than one-half (1/2) of the Company’s issued capital, resolve that the candidate(s) proposed pursuant to any binding nomination shall not be appointed as Director(s), in which case the Board shall, in accordance with Clause 2.1.5 of these Board Rules, submit a new binding nomination (for the avoidance of doubt, comprised of nominees selected in accordance with the Articles and these Board Rules) with respect to any Board seats that are to be filled for the appointment of

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Director(s) at a further General Meeting of Shareholders, and the General Meeting shall appoint Directors solely from such binding nominations; provided, however, that the General Meeting may, by a resolution passed with at least a two-thirds (2/3) majority of the votes cast, representing more than one-half (1/2) of the Company’s issued capital, resolve that the candidate(s) proposed pursuant to any binding nomination shall not be appointed as Director(s). Such process shall be repeated until the Board seats are filled.

Until the conclusion of the Initial Board Term, any person who is appointed to the Board to fill a Board seat that was previously held by a Director O or a Director P shall be designated as a Director O or a Director P, respectively, for purposes of the Articles and these Board Rules.

2.1.5	At each General Meeting of Shareholders (or with respect to any vacancy) occurring during the Initial Board Term, binding nominations referred to in Clause 2.1.4 shall be made as follows:

(i)	Two subcommittees of the Nominating and Corporate Governance Committee shall be formed for the purpose of nominating to the Nominating and Corporate Governance Committee candidates, to be nominated for service as Directors O and Directors P, respectively. The subcommittee authorized to nominate persons for service as a Director O (including designation of a successor to the Group Chairman O, Group Vice Chairman O or Group CEO O) shall be comprised exclusively of Directors O, and the subcommittee authorized to nominate persons for service as a Director P (including designation of a successor to the Group Chairman P (subject to Clause 4.1 of these Board Rules), Group Vice Chairman P or the Group Co-CEO P) shall be comprised exclusively of Directors P.

(ii)	In the event that the binding nomination of a Director O or Director P at the General Meeting is required in respect of a vacancy or re-election, or otherwise, the applicable subcommittee shall make a nomination for service as Director O or Director P, respectively, to the Nominating and Corporate Governance Committee.

(iii)

Upon the nomination of a Director O or Director P candidate by the applicable subcommittee, the Nominating and Corporate Governance Committee shall nominate to the Board such Director O or Director P nominee unless two-thirds (2/3) of the total number of members of the Nominating and Corporate Governance Committee (assuming no vacancies) votes not to nominate such Director O or Director P candidate, in which event such candidate shall not be nominated as a Director O or Director P at the General Meeting and the applicable subcommittee shall have the right to submit a new nomination (for the avoidance of doubt, comprised of one or more nominees selected in accordance with the Articles and these Board Rules) with respect to the applicable Board seat. Such process shall be repeated until the applicable nomination is made by the Nominating and Corporate Governance Committee. If, as a

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result of the applicable laws of the Netherlands, applicable rules of each Exchange, the Articles or these Board Rules, a recommended nominee of a subcommittee of the Nominating and Corporate Governance Committee does not qualify to serve as a Director, the Nominating and Corporate Governance Committee and the Board shall not be bound by such nomination, notwithstanding the failure of two-thirds (2/3) of the total number of members of the Nominating and Corporate Governance Committee (assuming no vacancies) to oppose such nomination. In such event such candidate shall not be nominated as a Director O or Director P at the General Meeting, and the applicable subcommittee shall have the right to submit a new nomination (for the avoidance of doubt, comprised of one or more nominees selected in accordance with the Articles and these Board Rules) with respect to the applicable Board seat. Such process shall be repeated until the applicable nomination is made by the Nominating and Corporate Governance Committee.

(iv)	Upon the nomination of a Director O or Director P candidate by the Nominating and Corporate Governance Committee pursuant to Clause 2.1.5(iii) of these Board Rules, the Board shall submit a binding nomination for such candidate at the applicable General Meeting of Shareholders, unless two-thirds (2/3) of the Whole Board votes not to nominate such Director O or Director P candidate, in which event such candidate shall not be nominated as a Director O or Director P at the General Meeting of Shareholders, and the process of selecting candidates for the applicable binding nomination shall be determined pursuant to this Clause 2.1.5 until such time as the Board has made all of its binding nominations with respect to the applicable Board seats to the General Meeting.

2.1.6

In the event of the resignation, removal or death (or other circumstance resulting in vacancy), as applicable, of a Director (including any Group Chairman or Group Vice Chairman, other than resignations pursuant to Clauses 4.1.2 and 4.5 of these Board Rules), a replacement candidate shall be appointed by the Board following a nomination from the Nominating and Corporate Governance Committee (and the applicable subcommittee thereof) consistent with the provisions of article 13.5 of the Articles and Clause 2.1.5 of these Board Rules, and prior to such replacement candidate becoming a Director, any resolution of the Board or a Board Committee on which such vacated Director served as of such resignation, removal or death (or other circumstance resulting in vacancy), as applicable, may only be adopted by a resolution passed with the vote in favour of at least two-thirds (2/3) of the Whole Board or two-thirds (2/3) of the total number of Board Committee members such Board Committee would have if there were no vacancies, respectively. For purposes of this Clause 2.1.6 and article 19.1 of the Articles, a nomination pursuant to article 13.5 of the Articles and Clause 2.1.5 shall be binding on the Nominating and Corporate Governance Committee and on the Board, which shall nominate such nominee for appointment and shall appoint such nominee, respectively, until the expiration of the term that would have

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applied to the applicable position had there been no such resignation, removal or death (or other circumstance resulting in vacancy), as applicable, and having the same rights, authorities and responsibilities that would have applied to the applicable position had there been no replacement pursuant to this Clause 2.1.6 of these Board Rules and article 19.1 of the Articles, provided that (i) such term shall not extend beyond the next General Meeting of Shareholders, and (ii) without limiting Clause 4.1.2 of these Board Rules, for the avoidance of doubt, in the event any replacement Group Co-CEO P is appointed pursuant to this Clause 2.1.6 of these Board Rules, the term of such appointment shall also not exceed the end of the Initial Co-CEO Term. This Clause 2.1.6 shall, for the avoidance of doubt, be subject to Clause 2.1.7 of these Board Rules.

2.1.7	During the period of the Initial Board Term, in the event of the resignation, removal (in accordance with article 16.5 of the Articles and Clause 9.3 of these Board Rules) or death of the Group CEO O or Group Co-CEO P, the powers, authorities, duties and responsibilities of the Group CEO O or Group Co-CEO P, as applicable, shall be temporarily entrusted to one (1) or more persons designated for that purpose by the Directors O serving on the Nominating and Corporate Governance Committee or the Directors P serving on the Nominating and Corporate Governance Committee, respectively, which shall be exclusively authorised to resolve on behalf of the Board the designation referred to above.

2.2	Beginning immediately following the conclusion of the Initial Board Term (for the avoidance of doubt, this provision shall be applicable to any General Meeting occurring after the Initial Board Term), the composition of the Board shall be, and the appointment and resignation of Directors shall take place in accordance with the following provisions:

2.2.1	The Board shall consist of:

(i)	the Group CEO, who shall be an Executive Director; and

(ii)	such number of persons determined by the Board, which shall not exceed fifteen (15) persons, who shall be Non-Executive Directors.

2.2.2	At least a majority of the Non-Executive Directors shall qualify as “independent” under the applicable rules of each Exchange.

2.2.3	Each Director shall be appointed by the annual General Meeting of Shareholders for a term expiring at the end of the next annual General Meeting of Shareholders and shall serve until his or her successor is elected or, if earlier, upon such Director’s resignation, removal or death.

2.2.4

Except as otherwise required by the Articles or these Board Rules, the Board may, in its sole discretion, determine whether or not to use a binding nomination process. In the event of any such binding nomination process, the Nominating and Corporate Governance Committee shall, in compliance with applicable law and the listing requirements of any Exchange, recommend to the Non-Executive Directors persons for appointment as Directors, and the Non-Executive Directors shall submit a binding nomination in accordance with Section 2:133 of the Dutch Civil Code to

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nominate persons for appointment as Directors (including to specify in any such nomination whether the nomination is for appointment as a Non-Executive Director or as an Executive Director in accordance with the Articles and these Board Rules) at the General Meeting of Shareholders, and the General Meeting shall appoint Directors solely from such binding nominations; provided, however, that the General Meeting may, by a resolution passed with at least a two-thirds (2/3) majority of the votes cast, representing more than one-half (1/2) of the Company’s issued capital, resolve that the candidates proposed pursuant to any binding nomination shall not be appointed as Directors, in which case, consistent with the Articles and the foregoing, the Nominating and Corporate Governance Committee and the Non-Executive Directors shall have the right to submit a new binding nomination (for the avoidance of doubt, comprised of nominees selected in accordance with the Articles and these Board Rules) with respect to any Board seats that are to be filled for the appointment of Directors at a further General Meeting of Shareholders, and the General Meeting shall appoint Directors solely from such binding nominations; provided, however, that the General Meeting may, by a resolution passed with at least a two-thirds (2/3) majority of the votes cast, representing more than one-half (1/2) of the Company’s issued capital, resolve that the candidates proposed pursuant to any binding nomination shall not be appointed as Directors. Such process shall be repeated until the Board seats are filled. In the absence of a binding nomination process, Directors shall be appointed by the General Meeting by the vote in favour of at least two-thirds (2/3) majority of the votes cast, representing more than one-half (1/2) of the Company’s issued share capital or, in the case of any person nominated by the Non-Executive Directors for appointment as a Director, by the vote in favour of at least a majority of the votes cast. A Director may be reappointed with due observance of this Clause 2.2.4.

2.2.5	In the event of the resignation, removal, death or failure to be elected and/or re-elected, as applicable, of a Director, the Nominating and Corporate Governance Committee shall make to the Non-Executives a recommendation for appointment in accordance with these Board Rules, including Clause 2.2.4 of these Board Rules.

2.2.6	If a seat on the Board is vacant or a Director is unable to perform his or her duties, the remaining Directors’ or Director’s duties, rights and abilities shall be unchanged from that which existed prior to such vacancy or inability of a Director to perform duties. If all seats on the Board are vacant or all Directors or the sole Director, as the case may be, are unable to perform their duties, the management of the business and affairs of the Company shall be temporarily entrusted to one (1) or more persons designated for that purpose by the General Meeting.

2.3	A Director may be suspended or removed by the General Meeting at any time by a resolution passed with at least a two-thirds (2/3) majority of the votes cast, representing more than one-half (1/2) of the Company’s issued capital.

2.4	Only natural persons may be Directors.

2.5	Subject to the other requirements specified in the Articles, these Board Rules,

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applicable law and the listing requirements of any Exchange, in connection with the nomination for appointment of Directors the Nominating and Corporate Governance Committee shall consider the composition of the Board as a whole and shall endeavour to include persons diverse in geography, ethnicity and gender and representing diverse viewpoints and professional and life experiences. The Company acknowledges that having a broad spectrum of skills and experiences represented on the Board contributes to a strong and effective Board.

3	Tasks and Responsibilities of the Board

3.1	Subject to the restrictions imposed by the Articles, and taking into account these Board Rules, the Board is responsible for directing and overseeing the overall management of business and affairs of the Company and the Company Group and has the powers, authorities and duties vested in it by and pursuant to the applicable laws of the Netherlands, the Articles and these Board Rules. In all its dealings, the Board shall be guided by the interests of the Company Group as a whole. The Non-Executive Directors have no day-to-day management responsibility. The Company shall be represented by the Board. The Company may also be represented by the Executive Directors in office acting jointly (for the avoidance of doubt, if only one Executive Director is in office, such Executive Director shall be authorised to represent the Company acting solely).

3.2	The Board assumes the typical role of a Board of Directors, and, without limiting the scope of the Board’s role, subject to any requirements and provisions set out in the Articles and in these Board Rules (including Clause 9 of these Board Rules) the responsibilities of the Board shall include:

3.2.1	complying with the Code and maintaining the Company’s corporate governance structure;

3.2.2	ensuring the Company Group’s compliance with laws and regulations;

3.2.3	overseeing and advising the Group CEO and management in business strategy and planning and in seeking to achieve the Company Group’s objectives;

3.2.4	assessing and overseeing the risks connected with the Company Group’s business activities and ensuring that sound internal risk management and control systems are in place and reporting on this in the annual accounts;

3.2.5	assuring adequate succession planning for key executives of the Company Group;

3.2.6	safeguarding the quality and completeness of published financial statements;

3.2.7	reviewing and approving the financial statements and annual budget of the Company;

3.2.8	nominating to the General Meeting the Company’s external auditor; and

3.2.9	during the Initial Board Term, overseeing the progress of the integration process and parameters to shape the new Company Group.

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3.3	At least once a year, the Board shall discuss:

3.3.1	the functioning of the Board, the Group Chairman, the Group Vice Chairman and the Group CEO, as well as the other Directors, and the conclusions to be drawn on the basis thereof; and

3.3.2	the risks of the business and the evaluation by the Board of the structure and operation of the internal risk management and control systems and any significant changes thereto.

3.4	Without limiting the scope of the Board’s role, the Board may delegate its powers and authorities (including the power to sub-delegate) to: (i) the Group Chairman, the Group Vice Chairman, if applicable, and/or the Group CEO, as the case may be; and (ii) the Board Committees, where applicable; provided that, other than delegations conferred by the Articles or these Board Rules, until the expiration of the Initial Board Term, any such delegation referred to in either of subclause (i) or (ii), or amendments thereto, shall require a resolution passed with the vote in favour of at least two-thirds (2/3) of the Whole Board. The Board shall supervise the execution of any responsibilities so delegated and is ultimately responsible for the fulfilment of its duties. The delegation by the Board of any of its powers and authorities may include the authority to adopt resolutions on behalf of the Board in respect of matters relating to such powers and authorities.

4	The Group Chairman and Group Vice Chairman

4.1	During the Initial Board Term, the following shall apply in respect of the Group Chairman and the Group Vice Chairman:

4.1.1	One (1) Non-Executive Director shall serve as the Group Chairman, and, except as set forth in this Clause 4.1, one (1) Non-Executive Director shall serve as the Group Vice Chairman.

4.1.2	Following the Initial Co-CEO Term, subject to Clause 4.5 of these Board Rules, (i) the Group Co-CEO P shall assume the role of Group Chairman pursuant to Clause 5.1 of these Board Rules, and (ii) there shall be no Group Vice Chairman, and the Group Vice Chairman at such time shall resign from such position but shall continue as a Non-Executive Director in accordance with the Articles and these Board Rules.

4.1.3	During the Initial Co-CEO Term, the Group Chairman and Group Vice Chairman shall be nominated for appointment, and/or appointed, as applicable, pursuant to the Articles and these Board Rules, in accordance with the following:

(i)	During the period beginning on the Closing Date and ending at the end of the 2015 Annual Meeting: (i) the Chairman of the Board of Directors of Omnicom Group Inc. immediately prior to the Closing Date, or his or her successor, shall be Group Chairman; and (ii) the Chairperson of the Supervisory Board of Directors of Publicis Groupe S.A. immediately prior to the Closing Date, or his or her successor, shall be Group Vice Chairman;

(ii)	During the period beginning at the end of the 2015 Annual Meeting and ending at the end of the 2016 Annual Meeting: (i) the

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Chairperson of the Supervisory Board of Directors of Publicis Groupe S.A. immediately prior to the Closing Date, or his or her successor, shall be Group Chairman; and (ii) the Chairman of the Board of Directors of Omnicom Group Inc. immediately prior to the Closing Date, or his or her successor, shall be Group Vice Chairman; and

(iii)	Unless the Initial Co-CEO Term has lapsed, during the period beginning at the end of the 2016 Annual Meeting and ending upon the lapse of the Initial Co-CEO Term: (i) the Chairman of the Board of Directors of Omnicom Group Inc. immediately prior to the Closing Date, or his or her successor, shall be Group Chairman; and (ii) the Chairperson of the Supervisory Board of Directors of Publicis Groupe S.A. immediately prior to the Closing Date, or his or her successor, shall be Group Vice Chairman.

4.2	Beginning immediately following the conclusion of the Initial Board Term (for the avoidance of doubt, this provision shall be applicable to any General Meeting occurring after the Initial Board Term), the following shall apply in respect of the Group Chairman and the Group Vice Chairman:

4.2.1	One (1) Non-Executive Director shall serve as the Group Chairman. The Group Chairman shall be nominated for appointment, and/or appointed, as applicable, in accordance with the Articles and these Board Rules.

4.2.2	Immediately upon the conclusion of his or her term as Group CEO, the Applicable Group CEO O shall succeed to the role of Group Chairman, and the Group Chairman at such time shall resign from such position and continue as a Non-Executive Director.

4.3	The Group Chairman’s responsibilities and authorities shall include:

4.3.1	regularly communicating and interacting with the Group CEO and the Group Vice Chairman in the spirit of a constructive dialogue;

4.3.2	together with the Group Vice Chairman, leading the meetings of the Board, and, in consultation with the Group CEO, calling Board meetings and setting the agenda;

4.3.3	ensuring that there is sufficient time for consultation, consideration and decision-making by the Board;

4.3.4	ensuring that the Board Committees are functioning adequately;

4.3.5	ensuring that the performance of the members of the Board is assessed;

4.3.6	ensuring that reported potential conflicts of interests are received and decided upon;

4.3.7	ensuring that the composition of the Board is consistent with the applicable law of the Netherlands, the rules of each Exchange, the Articles, these Board Rules and the policies of the Company Group; and

4.3.8	ensuring that reported alleged irregularities relating to the functioning of the Board are received and decided upon.

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4.4	The Group Chairman and, if applicable, the Group Vice Chairman shall have such reasonable resources and budget as required for the fulfilment of the responsibilities allocated to such roles.

4.5	During the Initial Board Term: immediately following the conclusion of his or her term as Group CEO O, (i) if prior to the date that is sixty (60) months after the Closing Date, then such Group CEO O shall serve as Non-Executive Director and shall succeed to the role of Group Chairman on the date that is sixty (60) months after the Closing Date, or (ii) if following the date that is sixty (60) months after the Closing Date, then such Group CEO O shall succeed to the role of Group Chairman P, and in either case, the Group Chairman at such time shall resign from such position and continue as a Non-Executive Director P (and he or she, or his or her successor, shall, for the avoidance of doubt, be “Leader Director P” for purposes of the Articles and these Board Rules) (in the case of either of clause (i) or clause (ii), it being understood that the number of Directors O shall in all cases be subject to Clauses 2.1.2 or 2.1.3 of these Board Rules, as applicable).

5	The Group CEO

5.1	The Group CEO shall be selected in accordance with the following:

5.1.1	During the Initial Co-CEO Term, the Company shall have two (2) Group Co-CEOs, each with identical authorities and powers. During the Initial Co-CEO Term, the Group Co-CEOs shall be the Group Co-CEO O and the Group Co-CEO P. When the Initial Co-CEO Term has lapsed, the Group Co-CEO P shall (x) cease to be a Group Co-CEO and (y), assume the role of Group Chairman.

5.1.2

During the Initial Board Term, subject to Clause 4.5 of these Board Rules, following the Initial Co-CEO Term, the Group CEO O, or his or her successor, shall serve as the sole CEO and Executive Director and shall be nominated for appointment by the General Meeting as Group CEO and Executive Director in accordance with the binding nomination process set forth in Clause 2.1.4 of these Board Rules at each General Meeting; provided, that notwithstanding anything to the contrary in these Board Rules (including Clauses 2.1.6 and 2.1.7), (A) if the Initial Group Co-CEO O remains the Group CEO as of the sixty (60) month anniversary of the Closing Date, then following the appointment of the first replacement or successor Group CEO O (such person, the “First Successor”) to such Initial Group Co-CEO O (which, for the avoidance of doubt, shall be made pursuant to Clause 2.1.7) or (B) if the Initial Group Co-CEO O is not the Group CEO as of the sixty (60) month anniversary of the Closing Date, then following the sixty (60) month anniversary of the Closing Date, (1) any replacement or successor Group CEO (and any corresponding initial nominations of (or subsequent determinations not to nominate for reappointment) any such replacement or successor at any General Meeting) shall require a vote of two-thirds (2/3) of all Non-Executive Directors (assuming no vacancies) and (2) Clause 2.1.7 shall no longer apply. For the avoidance of doubt, (X) if the Initial Group Co-CEO O is not the Group CEO as of the sixty (60) month anniversary of the Closing Date as described in clause (B) above, then until such time as the Group CEO

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as of the sixty (60) month anniversary of the Closing Date is removed by a two-thirds (2/3) vote of the Non-Executive Directors (assuming no vacancies), resigns or dies (or there is another circumstance resulting in vacancy), such person shall continue to serve as the sole CEO and Executive Director and shall be nominated by binding nomination to the General Meeting as Group CEO and Executive Director at each General Meeting, and (Y) if the Initial Group Co-CEO O is the Group CEO as of the sixty (60) month anniversary of the Closing Date as described in clause (A) above, then until such time as the First Successor is removed by a two-thirds (2/3) vote of the Non-Executive Directors (assuming no vacancies), resigns or dies (or there is another circumstance resulting in vacancy), the Initial Group Co-CEO O (prior to the First Successor’s appointment) and the First Successor (thereafter) shall continue to serve as the sole CEO and Executive Director and shall be nominated by binding nomination to the General Meeting as Group CEO and Executive Director at each General Meeting.

5.1.3	Beginning immediately following the conclusion of the Initial Board Term (a) if, as of immediately following the conclusion of the Initial Board Term, the Group CEO is a Group CEO O (such Group CEO O, the “Applicable Group CEO O”), then, until such time as a successor to such person as Group CEO is selected by a vote of two-thirds (2/3) of the Non-Executive Directors (such time, the “Transition Time”)), (i) such person shall serve as the sole CEO and Executive Director and shall be nominated for appointment by the General Meeting as Group CEO and Executive Director at each General Meeting, and (ii) and the person serving as the Group Chairman P as of immediately following the conclusion of the Initial Board Term shall serve as Group Chairman and shall be nominated for appointment by each General Meeting as Group Chairman and (b) upon the Transition Time, the Applicable Group CEO O shall resign and succeed to the role of Group Chairman pursuant to Article 4.2.2.

5.1.4	The Group CEO(s) shall be the sole Executive Director(s) of the Company and as such shall be responsible for the day-to-day business and general affairs of the Company and the Company Group (i.e., the overall running of the Company Group’s business) as provided in Clause 5.3 of these Board Rules.

5.2	The Group CEO shall manage, lead and represent the Group and shall assume the typical powers, authorities and responsibilities of a chief executive officer, including the following responsibilities and authorities, it being understood that for so long as there are co-CEOs, their powers, authorities, duties and responsibilities shall be identical and shall require the Group Co-CEOs to act jointly, unless the Group Co-CEOs otherwise mutually agree in any instance or pursuant to any agreement:

5.2.1	the day-to-day management, as further described in Clause 5.3 of these Board Rules, of the Company and the Company Group;

5.2.2	initiating, developing and implementing the business strategy of the Company Group;

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5.2.3	subject to the purview of the Compensation Committee as set forth in its committee charter, establishing compensation and/or compensation programs for the Company Group and its employees;

5.2.4	subject to the purview of the Nominating and Corporate Governance Committee as sets forth in its committee charter, compliance with and maintenance of the corporate governance structure of the Company;

5.2.5	regularly communicating and interacting with the Group Chairman and Group Vice Chairman in the spirit of a constructive dialogue, including keeping the Group Chairman, the Group Vice Chairman and the Board reasonably informed regarding the major activities, achievements, and developments of the Company Group;

5.2.6	selecting, appointing and removing officers in accordance with Clauses 6 and 7 of these Board Rules; provided that, during the Initial Board Term, if the Group CEO shall be the sole CEO, such matters shall be undertaken after consultation with the Group Chairman;

5.2.7	making recommendations in connection with the nomination of the external auditors of the Company;

5.2.8	preparing the financial statements and the annual budget (each of which, for the avoidance of doubt, shall be subject to Board approval); and

5.2.9	helping to establish internal rules, policies and procedures applicable to the Company Group and ensuring compliance with such internal rules, policies and procedures; subject to Clause 3.2.9 of these Board Rules, developing integration policy and parameters to shape the new Company Group, including systems, staffing and locations, and the harmonization of corporate policies.

The Group CEO shall have the authority to adopt resolutions on behalf of the Board in respect of the matters described in this Clause 5.2; the Non-Executive Directors may submit certain of such Group CEO resolutions to its approval and such submission shall require a resolution passed with the vote in favour of at least two-thirds (2/3) of the Whole Board; provided, however, that the Group CEO may not unilaterally adopt resolutions on behalf of the Board if such action would otherwise require approval of the Board under applicable law or the rules of any Exchange or would, under the Articles or these Board Rules, require a two-thirds (2/3) or other vote of Directors other than the default simple majority rule specified in Clause 9.2 of these Board Rules.

5.3	The day-to-day management of the Company and the Company Group shall in any event include the following duties and powers:

5.3.1	managing, leading and representing the Company Group;

5.3.2	driving the management agenda of the Company Group;

5.3.3	managing the operational and financial objectives of the Company Group;

5.3.4	assessing and managing risks connected with the business activities of the Company Group;

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5.3.5	structuring and managing the systems of internal controls of the Company Group;

5.3.6	maintaining the financial reporting process;

5.3.7	overseeing compliance by the Company Group with applicable laws and regulations, as well as internal rules and regulations applicable to the Company Group;

5.3.8	overseeing publication of any information required by applicable laws and regulations;

5.3.9	considering the corporate social responsibility issues that are relevant to the Company Group; and

5.3.10	representing the Company and the Company Group towards clients, institutions and industry organisations and Shareholders.

6	Appointment of Other Officers

6.1	In addition to the Group CEO, the Company may also create such other offices with such duties and titles as it may from time to time determine. The Group CEO shall have the power of appointment/removal with respect to such offices.

6.2	Any number of offices may be held by the same person.

6.3	All officers of the Company shall have such authority and title and perform such duties in the management of the business of the Company as may be designated from time to time to them by the Group CEO and, to the extent not so provided, as generally pertain to their respective offices.

6.4	The creation of any such offices, the determination of the authorities and duties of such offices and the filling of such offices, shall fall within the authorities and responsibilities of the Group CEO.

6.5	Notwithstanding the foregoing, any actions or exercise of the authorities or powers described above in Clauses 6.1 through 6.4 of these Board Rules shall be exercised by the Group CEO during the Initial Board Term (and thereafter, subject to the ultimate oversight and authority of the Board); provided that, during the Initial Board Term, if the Group CEO shall be the sole CEO, such matters shall be undertaken after consultation with the Group Chairman.

7	Removal of Other Officers

7.1	Any officer appointed by the Group CEO in accordance with Clause 6 of these Board Rules may be removed, with or without cause, by the Group CEO.

7.2	Vacancies in offices of the Company, whether by resignation, removal or death, shall be filled by the Group CEO.

7.3	Notwithstanding the foregoing, any actions or exercise of the authorities or powers described in Clauses 7.1 and 7.2 of these Board Rules shall be exercised by the Group CEO during the Initial Board Term (and thereafter, subject to the ultimate oversight and authority of the Board); provided that, during the Initial Board Term, if the Group CEO shall be the sole CEO, such matters shall be undertaken after consultation with the Group Chairman.

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8	Meetings of the Board

8.1	Subject to Clause 8.2 of these Board Rules, the Board shall meet as often as it deems necessary or appropriate or at the request of any Group Chairman, Group Vice Chairman or Group CEO.

8.2	Meetings of the Board shall be held at least four (4) times a year at such locations as the Board may decide. In addition, meetings of the Board may be held by means of an assembly of the Directors in person at a formal meeting or by conference call, video conference or by any other means of communication, provided that all Directors participating in such meeting are able to communicate with each other simultaneously. Participation in a meeting held in any of the above ways shall constitute presence at such meeting and such meeting shall be deemed to be held in the place in which the Group Chairman and Group Vice Chairman may determine.

8.3	The meetings of the Board shall be led by the Group Chairman and, if applicable, Group Vice Chairman. The Group Chairman and Group Vice Chairman shall also, in consultation with the Group CEO, call the Board meetings and set the agenda.

8.4	To the extent practically possible, notices convening a meeting and the agenda of items to be discussed during the meeting shall be provided at least three (3) days prior to the meeting to each Director.

8.5	The minutes of the Board meetings shall generally be adopted at the next Board meeting. If all Directors agree on the contents of the minutes, they may be adopted earlier. The minutes shall be signed for adoption by the Group Chairman, Group Vice Chairman or such other Director as may be designated to chair the meeting in the absence of the Group Chairman and Group Vice Chairman, and shall be made available to all Directors as soon as practically possible.

9	Resolutions of the Board

9.1	The Board may only validly adopt resolutions in a meeting at which at least the majority of the Whole Board is present or represented; provided that during the Initial Board Term at least one (1) Director O and at least one (1) Director P must be present at such meeting. A Director may authorise another Director to represent him or her at the Board meeting and vote on his or her behalf.

9.2	Except as required by law, the Articles or these Board Rules (including Clause 9.3 of these Board Rules), resolutions of the Board shall be adopted by simple majority of the votes cast, and each member shall have one (1) vote (provided that, for the avoidance of doubt, a member representing one (1) or more absent members of the Board by written power of attorney shall be entitled to cast the vote on his or her own behalf and on behalf of each such absent member).

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9.3	Resolutions of the Board providing for or in connection with any of the following may only be adopted by a resolution passed with the vote in favour of at least two-thirds (2/3) of the Whole Board:

9.3.1	the removal of any Director, or any modification or reduction in the powers, authorities or responsibilities of any of the foregoing (including as Group Chairman or Group Vice Chairman), in each case during the Initial Board Term;

9.3.2	the removal or suspension of any Group CEO, or the reduction in the power, authority or responsibility of any Group CEO, in each case during the Initial Board Term;

9.3.3	any delegation or amendment thereto during the Initial Board Term pursuant to Article 16.1 or 16.2 of the Articles and/or Clause 3.4 of these Board Rules;

9.3.4	creation of any new Board Committee or changes to the duties or the composition of the Board Committees or their respective committee charters, in each case during the Initial Board Term;

9.3.5	changes to the Articles or, during the Initial Board Term, changes to these Board Rules;

9.3.6	de-listing of, or any action reasonably expected to result in the de-listing of, the Company’s Shares from any Exchange;

9.3.7	any change to the ticker symbol under which the Company’s Shares trade on any Exchange;

9.3.8	change of the Company’s tax domicile;

9.3.9	a change of corporate form pursuant to article 33.2 of the Articles, a merger pursuant to article 34.1 of the Articles, a Demerger pursuant to article 34.2 of the Articles or dissolution pursuant to article 35.1 of the Articles, in each case during the Initial Board Term;

9.3.10	during the Initial Board Term, changes to the Company’s independent auditor;

9.3.11	during the Initial Board Term, any acquisition with aggregate value in excess of three hundred million euros (€300 million);

9.3.12	during the Initial Board Term, any action during the period of any vacancy on the Board, as contemplated by Clause 2.1.6 of these Board Rules; and

9.3.13	any other action expressly requiring the approval of at least two-thirds (2/3) of the Whole Board under the Articles or these Board Rules.

9.4	The Board may also adopt resolutions outside a formal meeting, in writing, provided that the proposal concerned is submitted in writing to all Directors then in office and none of them objects to the proposed manner of adopting resolutions. Adoption of any such resolutions in writing shall only be effected by written statements in favour of such adoption from all Directors then in office.

9.5	A resolution adopted by the Board may be evidenced outside the Company through a statement from any Group Chairman, Group Vice Chairman or Group CEO or such other persons as he or she may designate.

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10	Conflicts of Interests

10.1	In accordance with Section 2:129, subsection 6 of the Dutch Civil Code, a Director shall not participate in the discussions and the decision-making process on a subject or transaction in relation to which he or she has a conflict of interest with the Company within the meaning of Clause 10.2 of these Board Rules or in relation to which he has a direct or indirect personal interest that conflicts with the interests of the Company (a “Conflict of Interest”). A transaction as referred to in this Clause 10.1 must be concluded on terms at least customary in the sector concerned. During the Initial Board Term, resolutions to enter into such transactions must be approved by the Board only with the approval of (a) two-thirds (2/3) of the Directors entitled to vote in respect of such matter and (b) at least a majority of each of the Directors O and Directors P respectively entitled to vote with respect to such matter.

10.2	A Director shall have a Conflict of Interest if:

10.2.1	he or she has a direct or indirect material personal financial interest in an entity with which the Company or a company forming part of the Company Group intends to enter into a transaction;

10.2.2	he or she is a Family Member of a member of the management of an entity with which the Company or a company forming part of the Company Group company intends to enter into a transaction;

10.2.3	he or she holds a management or supervisory position in an entity with which the Company or a company forming part of the Company Group intends to enter into a transaction; or

10.2.4	the Board determined in its sole discretion that a conflict of interest exists.

10.3	Each Director (other than a Group Chairman) shall immediately report any potential Conflict of Interest concerning such Director to the Group Chairman and provide the Group Chairman with all information relevant to such potential Conflict of Interest. In all circumstances other than one in which the Board determines in its sole discretion that a conflict of interest exists pursuant to Clause 10.2.4 of these Board Rules, the Group Chairman shall in good faith determine whether a reported potential conflict of interest qualifies as a Conflict of Interest to which Clause 10.1 of these Board Rules applies.

10.4	In the event that the Group Chairman has a potential Conflict of Interest, he or she shall immediately report such potential conflict to the Group Vice Chairman and provide the Group Vice Chairman with all information relevant to the Conflict of Interest. In all circumstances other than one in which the Board determines in its sole discretion that a conflict of interest exists pursuant to Clause 10.2.4 of these Board Rules, the Group Vice Chairman shall determine whether a reported potential conflict of interest qualifies as a Conflict of Interest to which Clause 10.1 of these Board Rules applies.

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11	Information

11.1	The Group CEO, the Group Chairman and the Group Vice Chairman shall timely provide all Directors with all information on facts and developments concerning the Company and the Company Group that the Board may need to function as required and to properly carry out its duties as set out in the law, the Articles and these Board Rules. The information provided shall include information regarding the Company Group’s long-term plans, the main features of the strategic policy, the general and financial risks, the management and control systems of the Company Group and material compliance with all relevant laws and regulations.

11.2	Notwithstanding Clause 11.1 of these Board Rules, the Group CEO, the Group Chairman and the Group Vice Chairman (in each case, to the extent his or her responsibilities are concerned) shall, at the end of each quarter (or at such more frequent intervals as may be determined by the Board), provide the other Directors with (i) a report prepared in a format as agreed from time to time by the Board setting out detailed information on subjects including strategy, finance, marketing, operations, investments and staff of the Company Group, (ii) information concerning the Company Group’s policies and (iii) an explanation of, and comments on, the report and information provided under (i) and (ii) above.

12	Board Committees

12.1	Subject to these Board Rules and the Articles, including articles 16.1, 16.2, 16.5, 16.8, 16.9 and 16.10 of the Articles during the Initial Board Term and articles 16.1 and 16.2 thereafter, the Board, though remaining ultimately responsible, may assign certain tasks to one (1) or more permanent and/or ad hoc Board Committees from among its members as it may deem necessary or appropriate, which Board Committees may consist of two (2) or more Directors. The Board Committees, on a regular basis, shall report their actions, reviews, proposals and findings to the Board.

12.2	Subject to these Board Rules and the Articles, including articles 16.1, 16.2, 16.5, 16.8, 16.9 and 16.10 of the Articles during the Initial Board Term and articles 16.1 and 16.2 thereafter, the composition of any Board Committee shall be determined by the Board on the recommendation of the Nominating and Corporate Governance Committee, subject to the requirements set out in the Articles and in these Board Rules, and the Board shall appoint the members of each Board Committee and shall determine the tasks of each Board Committee. In any event, the Board may, at any time, change the duties and the composition of each Board Committee, provided that, during the Initial Board Term, any such changes shall require a resolution passed with the vote in favour of at least two-thirds (2/3) of the Whole Board.

12.3	During the Initial Board Term, the Board shall constitute the following Board Committees, the responsibilities of which are set forth on Annexes A-1 through A-4 hereto:

12.3.1	Finance Committee;

12.3.2	Audit Committee;

12.3.3	Nominating and Corporate Governance Committee; and

12.3.4	Compensation Committee.

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12.4	The rules for the meetings and resolutions of the Board shall apply mutatis mutandis to the meetings and resolutions of the Board Committees.

12.5	In addition to the foregoing, during the Initial Board Term, the following shall apply:

12.5.1	Directors O and Directors P shall be equally represented on all Board Committees.

12.5.2	The Chairman of each of the Audit Committee and the Compensation Committee shall at all times be a Director O, and the Chairman of each of the Finance Committee and the Nominating and Corporate Governance Committee shall at all times be a Director P. The designation of a person for such role shall be made in a manner consistent with articles 13.5 and 16.10 of the Articles and Clauses 2.1.5 and 12.5.3 of these Board Rules.

12.5.3	The Directors comprising the Nominating and Corporate Governance Committee shall be exclusively authorised to resolve on behalf of the Board upon the appointment of Directors to a Board Committee (and their respective chairperson) as follows: the subcommittee of the Nominating and Corporate Governance Committee comprised exclusively of the Directors O shall exclusively resolve upon any appointment of a Director O to a Board Committee (including any person specified as a Director O or a Director P in Clause 12.5.2 of these Board Rules), and the subcommittee of the Nominating and Corporate Governance Committee comprised exclusively of Directors P shall exclusively resolve upon any appointment of a Director P to a Board Committee (including any person specified as a Director O or a Director P in Clause 12.5.2 of these Board Rules).

12.5.4	In the event of a vacancy on a Board Committee (until such time as a replacement Director is appointed to serve on such Board Committee), any resolution of such Board Committee may only be adopted by a resolution passed with the vote in favour of at least two-thirds (2/3) of the total number of Board Committee members such Board Committee would have if there were no vacancies.

13	Remuneration of the Board

13.1	The Company shall establish a policy on the remuneration of the Board. The policy shall be adopted by the General Meeting, upon a proposal of the Board following the recommendation of the Compensation Committee. The policy on remuneration shall, in any case, include the subjects referred to in Sections 2:383c up to and including 2:383e of the Dutch Civil Code, insofar as these relate to the Board.

13.2	The Board shall determine, with due observance of the policy referred to in Clause 13.1 of these Board Rules, the remuneration for each Director. With respect to the Group Chairman and the Group Vice Chairman, during the Initial Board Term, each shall be compensated equivalently, and in an amount of aggregate compensation and benefits not less than the highest aggregate compensation paid to the Group Chairman O or Group Chairman P (or their respective predecessor) during the fiscal year immediately prior to the Closing Date.

13.3	Proposals concerning plans or arrangements for share awards or share options to Directors shall be submitted by the Board following the recommendation of the

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Compensation Committee to the General Meeting for its approval. Such proposals must, at a minimum, state the number of shares or share options that may be granted to the Board and the criteria that apply to the granting of such shares or share options or the alteration of such arrangements.

13.4	Notwithstanding anything in the Articles or these Board Rules to the contrary, no Executive Director shall participate in the decision-making process with respect to his or her remuneration or the remuneration of any other Executive Director.

14	Conduct of Directors

14.1	Each Director shall read and become familiar with the Articles, these Board Rules and the Company Group policies and procedures, as well as applicable statutory, regulatory and Exchange provisions, setting forth obligations that pertain to his or her position as Director. Each Director must at all times comply with the Articles, these Board Rules and such Company Group policies and procedures, as well as all applicable statutory, regulatory and Exchange provisions, including with respect to transactions involving the Company’s Shares and confidential and privileged information.

14.2	Each Director must at all times comply with the Company Group policies and procedures and all applicable statutory provisions and regulations with respect to the ownership of and transactions in securities, including both securities issued by the Company and securities issued by another company.

15	Confidentiality

15.1	Directors shall at all times treat all information and documentation obtained in their capacity as Directors with due discretion and, in the case of confidential information or documentation, with utmost confidentiality.

15.2	Confidential information and documentation shall not be disclosed outside the circle of the Board absent an adequate confidentiality agreement.

16	Status of the Board Rules

16.1	In its unanimous resolution adopted on the date hereof and pursuant to article 16.6 of the Articles, the Board has adopted these Board Rules, which are complementary to, and subject to, the rules and regulations (from time to time) applicable to the Board under the laws of the Netherlands and the Articles.

16.2	If and to the extent that these Board Rules are at any time inconsistent with the laws of the Netherlands or the Articles, the latter shall prevail. If and to the extent that these Board Rules conform to the Articles but are at any time inconsistent with the laws of the Netherlands, the latter shall prevail. If one (1) or more provisions of these Board Rules are or shall become invalid, this shall not affect the validity of the remaining provisions. The Board shall replace the invalid provisions by those which are valid and the effect of which, given the contents and purpose of these Board Rules, is, to the greatest extent possible, similar to that of the invalid provisions.

16.3

In its unanimous resolution adopted on the date hereof, the Board has declared that it shall comply with, and be bound by the obligations arising from, these Board Rules to the extent that they apply to it and its members currently in office and its future

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members. Subject to any additional restrictions under the laws of the Netherlands, any action taken by the Company, any company forming part of the Company Group, the Board or any Director that conflicts with these Board Rules (for the avoidance of doubt, as in effect from time to time) shall not be permitted without a resolution passed with the unanimous vote in favour of the Whole Board.

16.4	The Board shall use its best endeavours to ensure that each member of the Board currently in office and its future members shall be bound or undertake to be bound (as the case may be) by these Board Rules.

17	Amendments

During the Initial Board Term, these Board Rules may be amended and supplemented by the Board from time to time by a resolution passed with the vote in favour of at least two-thirds (2/3) of the Whole Board. Thereafter, these Board Rules may be amended and supplemented by the Board from time to time by a resolution passed with the vote in favour of at least a majority of the Whole Board. These Board Rules may not be amended or supplemented by Shareholders. In case a change of these Board Rules at the same time would require a change of the Articles, or would conflict with the Articles, the change shall become effective only upon a change of the Articles.

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Appendix 1

List of Definitions

1	In these Board Rules, the following terms have the following meanings:

“2015 Annual Meeting” means the annual General Meeting of Shareholders that is held in the year 2015.

“2016 Annual Meeting” means the annual General Meeting of Shareholders that is held in the year 2016.

“2017 Annual Meeting” means the annual General Meeting of Shareholders that is held in the year 2017.

“2018 Annual Meeting” means the annual General Meeting of Shareholders that is held in the year 2018.

“2019 Annual Meeting” means the annual General Meeting of Shareholders that is held in the year 2019.

“Applicable Group CEO O” has the meaning attributed thereto in Clause 5.1.3 of these Board Rules.

“Articles” means the articles of association of the Company, as amended or restated from time to time in accordance with the Articles.

“Board” means the Board of Directors of the Company.

“Board Committees” means each committee of the Board as referred to in Clause 12 of these Board Rules, which may consist of the following, among others, subject to the requirements of applicable law and regulation, the rules of each Exchange, the Articles and these Board Rules: the Finance Committee; the Audit Committee; the Nominating and Corporate Governance Committee; and the Compensation Committee.

“Board Rules” means these board rules of the Company, as amended or restated from time to time in accordance with these Board Rules.

“CEO” means Chief Executive Officer.

“Closing Date” means [—] [—], [—].

“Code” means the Dutch corporate governance code, as may be amended or modified.

“Company” means Publicis Omnicom Group N.V.

“Company Group” means the Company together with its Subsidiaries.

“Conflict of Interest” has the meaning attributed thereto in Clause 10.1 of these Board Rules.

“Director” means each member of the Board, which, for the avoidance of doubt shall include each Executive Director and each Non-Executive Director.

“Directors O” means the Leader Director O and the (as applicable, other) Non-Executive Directors O.

“Directors P” means the Leader Director P and the (as applicable, other) Non-Executive Directors P.

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“Exchange” means the New York Stock Exchange, the Euronext Paris Exchange and any other stock exchange, in each case on which Shares are listed from time to time.

“Executive Director” means a Director who holds an executive office with the Company and who is particularly responsible for the daily affairs of the Company.

“Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home.

“First Successor” has the meaning attributed thereto in Clause 5.1.2 of these Board Rules.

“General Meeting” or “General Meeting of Shareholders” means the body of the Company consisting of the person(s) to whom, as Shareholder(s) or otherwise, voting and/or meeting rights attached to Shares accrue or, as the case may be, the general meeting of such persons or their representatives.

“Group CEO” means the co-CEOs or sole CEO of the Company at any particular time.

“Group CEO O” means the person who was the Group Co-CEO O during the Initial Co-CEO Term, or such successor in accordance with Clauses 2.1.4, 2.1.5, 2.1.6, and 2.1.7 of these Board Rules.

“Group Chairman” means the Non-Executive Director appointed as chairman by the Board in accordance with these Board Rules or such successor in accordance with Clauses 2.1.4, 2.1.5 and 2.1.6 of these Board Rules.

“Group Chairman O” means any Group Chairman under these Board Rules who is then a Non-Executive Director O, or such successor in accordance with Clauses 2.1.4, 2.1.5 and 2.1.6 of these Board Rules.

“Group Chairman P” means any Group Chairman under these Board Rules who is then a Non-Executive Director P, or such successor in accordance with Clauses 2.1.4, 2.1.5 and 2.1.6 of these Board Rules.

“Group Co-CEO O” means the Initial Group Co-CEO O or such successor in accordance with Clauses 2.1.4, 2.1.5, 2.1.6 and 2.1.7 and who shall, for the avoidance of doubt, also be a Director.

“Group Co-CEO P” means the Initial Group Co-CEO P or such successor in accordance with Clauses 2.1.4, 2.1.5, 2.1.6 and 2.1.7 and who shall, for the avoidance of doubt, also be a Director.

“Group Co-CEOs” means the Group Co-CEO O and the Group Co-CEO P.

“Group Vice Chairman” means the Non-Executive Director appointed as vice chairman in accordance with these Board Rules, or such successor in accordance with Clauses 2.1.4 and 2.1.5 of these Board Rules.

“Group Vice Chairman O” means any Group Vice Chairman under these Board Rules who is then a Non-Executive Director O, or such successor in accordance with Clauses 2.1.4, 2.1.5 and 2.1.6 of these Board Rules.

“Group Vice Chairman P” means any Group Vice Chairman under Board Rules who is then a Non-Executive Director P, or such successor in accordance with Clauses 2.1.4, 2.1.5 and 2.1.6 of these Board Rules.

“in writing” means transmitted by letter or e-mail, or any other electronic means of communication, provided the relevant message is legible and reproducible.

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“Initial Board Term” means the period beginning on the Closing Date and ending on such date as the Board determines to end such period approved by two-thirds (2/3) of the Whole Board, which date shall not be before the 2019 Annual Meeting, pursuant to a filing made with the Dutch Trade Register.

“Initial Co-CEO Term” means the period beginning on the Closing Date and ending on (i) the date that is thirty (30) months after the Closing Date; or (ii) if the Group Co-CEO P so elects (in his or her sole discretion) to shorten the term, such shorter term as the Group Co-CEO P so elects.

“Initial Group Co-CEO O” means the person who was the CEO of Omnicom Group Inc. immediately prior to the Closing Date.

“Initial Group Co-CEO P” means the person who was the CEO of Publicis Groupe S.A. immediately prior to the Closing Date.

“Leader Director O” means the Group Co-CEO O, the Group CEO O, or the Group Chairman O (and former Group CEO O), as applicable, or such successor in accordance with Clauses 2.1.4, 2.1.5, 2.1.6 and 2.1.7 of these Board Rules.

“Leader Director P” means the Group Co-CEO P or the Group Chairman P (and former Group Co-CEO P), as applicable, or such successor in accordance with Clauses 2.1.4, 2.1.5, 2.1.6 and 2.1.7 of these Board Rules.

“Leader Directors” means Leader Director O and Leader Director P.

“Non-Executive Director” means a Director who does not hold executive office with the Company.

“Non-Executive Directors O” mean those persons appointed as Non-Executive Directors O or their successors in accordance with Clauses 2.1.4, 2.1.5 and 2.1.6 of these Board Rules.

“Non-Executive Directors P” means those persons appointed as Non-Executive Directors P or their successors in accordance with Clauses 2.1.4, 2.1.5 and 2.1.6 of these Board Rules.

“Ordinary Share” means an ordinary share in the capital of the Company.

“Preference Share” means a cumulative preference share in the capital of the Company.

“Share” means a share in the capital of the Company, including, unless the contrary is apparent, both Ordinary Shares and Preference Shares.

“Shareholders” means a holder of one (1) or more Shares, including, unless the contrary is apparent, both holders of one (1) or more Ordinary Shares and holders of one (1) or more Preference Shares.

“Subsidiary” means a subsidiary of the Company as referred to in Section 2:24a of the Dutch Civil Code.

“Transition Time” has the meaning attributed thereto in Clause 5.1.3 of these Board Rules.

“Whole Board” means the total number of Directors that the Company would have if there were no vacancies.

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2	Save where the context dictates otherwise, in these Board Rules:

(a)	the words “hereof,” “herein,” “hereunder” and “hereby” and words of similar import, when used in these Board Rules, shall refer to these Board Rules as a whole and not to any particular provision of these Board Rules;

(b)	words and expressions in the singular form also include the plural form and vice versa;

(c)	words and expressions in the masculine form also include the feminine form;

(d)	wherever the word “include,” “includes” or “including” is used in these Board Rules, it shall be deemed to be followed by the words “without limitation”; and

(e)	a reference to a statutory provision counts as a reference to that statutory provision along with all amendments and additions thereto and replacing legislation that may apply from time to time.

3	Headings of clauses and other headings in these Board Rules are inserted for ease of reference and do not form part of the Clause of these Board Rules concerned for the purpose of its interpretation.

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EXHIBIT C

JOINDER AGREEMENT

This Joinder Agreement (this “Agreement”), dated as of [            ], 2013, is entered into by and among Omnicom Group Inc., a New York corporation (“Omnicom”), Publicis Groupe S.A., a French société anonyme (“Publicis”), Publicis Omnicom Group N.V., a Dutch naamloze vennootschap (“Holdco”), and [MERGER SUB], a New York corporation (“Merger Sub”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement, dated as of July 27, 2013, between Publicis and Omnicom (the “BCA”).

WHEREAS, pursuant to the BCA and the Cross-Border Merger Terms and subject to the terms and conditions thereof, at the Publicis Effective Time, Publicis shall merge with and into Holdco (the “Publicis Merger”), with Holdco surviving the Publicis Merger.

WHEREAS, pursuant to the BCA and subject to the terms and conditions thereof, at the Omnicom Effective Time, Merger Sub shall merge with and into Omnicom (the “Omnicom Merger,” and, together with the Publicis Merger, the “Mergers”), with Omnicom surviving the Omnicom Merger as a wholly owned subsidiary of Holdco.

WHEREAS, Holdco was formed as (or purchased and converted into), in each case, pursuant to Section 5.16 of the BCA, a naamloze vennootschap organized under the laws of the Netherlands on [            ], 2013 for the purpose of forming Merger Sub and serving as Holdco (as defined and contemplated by the BCA), and Holdco is a direct, wholly owned subsidiary of Publicis.

WHEREAS, Merger Sub was formed under the laws of the State of New York on [            ], 2013 for the purpose of serving as Merger Sub (as defined and contemplated by the BCA), and Merger Sub is a direct, wholly owned subsidiary of Holdco.

WHEREAS, Holdco and Merger Sub desire to become parties to the BCA as Holdco and Merger Sub (in each case, as defined and contemplated by the BCA), respectively, to effectuate the Mergers and the other transactions contemplated by the BCA.

NOW, THEREFORE, in consideration of the foregoing, and of the mutual covenants, representations, warranties and agreements contained in the BCA, the parties hereto agree as follows:

1.	Joinder. By executing this Agreement, (a) Holdco shall become a party to the BCA and hereby agrees to be bound by the terms, covenants and other provisions of the BCA applicable to it as Holdco and shall assume all rights and obligations of Holdco, with the same force and effect as if originally named therein, and (b) Merger Sub shall become a party to the BCA and hereby agrees to be bound by the terms, covenants and other provisions of the BCA applicable to it as Merger Sub and shall assume all rights and obligations of Merger Sub, with the same force and effect as if originally named therein.

2.	Governing Law. The following provisions of the BCA shall apply hereto, mutatis mutandis: Sections 8.2, 8.4, 8.5, 8.7 (as though Holdco and Merger Sub were Publicis), 8.8, 8.9, 8.10, 8.12, 8.13, 8.14 and 8.15.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

OMNICOM GROUP INC.

By:
Name:	[ ]
Title:	[ ]

PUBLICIS GROUPE S.A.

By:
Name:	[ ]
Title:	[ ]

PUBLICIS OMNICOM GROUP N.V.

By:
Name:	[ ]
Title:	[ ]

[MERGER SUB]

By:
Name:	[ ]
Title:	[ ]

[Signature Page to the Joinder Agreement]

EXHIBIT D

FORM OF ARTICLES OF ASSOCIATION1

PUBLICIS OMNICOM GROUP N.V.

ARTICLES OF ASSOCIATION (STATUTEN)

NAME AND SEAT

Article 1

1.1	The name of the company is Publicis Omnicom Group N.V.
1.2	It has its corporate seat at Amsterdam, the Netherlands.

OBJECTS

Article 2

The objects of the company are:

a.	to incorporate, to participate in, to manage, to cooperate with, to maintain and to supervise, in any way whatsoever, businesses and companies, including businesses and companies of which the objects are to provide, exploit and enhance, in any way whatsoever, advertising, marketing and corporate communications services anywhere in the world, under all forms and regardless of the nature thereof, including organizing any shows or radio or television broadcasts, setting up any radio, television or other programs, operating any movie theatres, recording or broadcasting studios or any projection or viewing rooms, restaurants, bookstores and related operations, paper publishing of any nature and mechanic publishing of any music, sketches, screenplays or dramas;

b.	to finance and/or acquire, dispose of or otherwise transfer businesses and companies, real property, tangible and intangible assets and any right to or interest therein;

c.	to borrow, to lend and to raise funds, including through the issue of bonds, debt instruments or other securities or evidence of indebtedness, as well as to enter into agreements in connection with aforementioned activities;

d.	to render advice and services to businesses and companies forming part of the group of companies of which the company is a part, and to third parties;

e.	to grant guarantees, to bind the company and to pledge its assets for obligations of businesses and companies forming part of the group of companies of which the company is a part and on behalf of third parties;

f.	to perform any and all activities of an industrial, financial or commercial nature; and

g.	to do all that is connected therewith or may be complementary, supportive, ancillary or conducive thereto, all to be interpreted in the broadest sense.

CAPITAL

Article 3

3.1	The authorised share capital of the company is twenty-two million five hundred thousand euros (EUR 22,500,000), divided into twenty-two million five hundred thousand (22,500,000) ordinary shares, each having a nominal value of one euro (EUR 1.00).

3.2	The company shall not co-operate in the issuing of depositary receipts for its shares.

3.3	The right to grant voting rights to holders of a right of usufruct or to pledgees is excluded.

REGISTER OF SHAREHOLDERS

Article 4

4.1	The shares shall be registered shares and shall be numbered consecutively, starting from 1. No share certificates shall be issued.

[1]	Note: If Holdco is initially a “shelf” B.V. and converted to an N.V., these will be the amended articles of association.

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4.2	The board of directors shall keep a register at the company’s offices setting out the names and addresses of all shareholders, the dates on which the shares were acquired, the number of shares, the dates of acknowledgement or service, the amount paid up in respect of each share and, to the extent applicable, the other particulars referred to in Article 2:85 of the Dutch Civil Code. Every shareholder must inform the board of directors in writing of his, her or its address.

4.3	Every registration and entry in the register shall be signed by or on behalf of a director. The register shall be regularly updated.

ISSUE OF NEW SHARES

Article 5

5.1	The issue of new shares shall take place pursuant to a resolution of, and subject to the conditions laid down by, the general meeting of shareholders, hereinafter referred to as the “general meeting.”

5.2	Within eight days after the passing of a resolution to issue shares, the company shall deposit a complete text of the resolution at the office of the Trade Register of the Chamber of Commerce and Industries.

5.3	The issue of a share shall require a deed to that effect executed before a civil law notary in the Netherlands and to which the persons involved shall be parties.

5.4	Neither the company nor any of its subsidiaries may provide security, a price guarantee or any other guarantee or assume liability, jointly and severally or otherwise, with or for others, with a view to the subscription or acquisition by others of shares in the company or depositary receipts therefor. The company may provide loans with a view to the subscription for or acquisition of shares in its capital, or of depositary receipts issued in respect of such shares, subject to the relevant provisions of Dutch law.

ACQUISITION AND DISPOSAL OF OWN SHARES

Article 6

6.1	The company may not subscribe for its own shares.

6.2	The company shall have the right to acquire fully paid-up shares in its own share capital for consideration, with due observance of the relevant statutory provisions.

6.3	Disposal by the company of its own shares shall take place pursuant to a resolution of, and subject to the conditions laid down by, the general meeting.

TRANSFER OF SHARES AND LIMITED RIGHTS (BEPERKTE RECHTEN) IN RESPECT OF SHARES

Article 7

The transfer of a share or of a limited right in respect of a share shall require a deed to that effect executed before a civil law notary in the Netherlands and to which the persons involved shall be parties.

MANAGEMENT

Article 8

8.1	The company shall have a board of directors consisting of one or more directors. Both natural persons and legal entities may be directors.

8.2	The general meeting shall determine the number of directors.

8.3	The general meeting shall appoint the directors and may at any time suspend or remove any director.

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8.4	The general policy with regard to the remuneration of directors shall be determined by the general meeting. The remuneration policy shall, at a minimum, address the items set out in Articles 2:383c up to and including 2:383e Dutch Civil Code, to the extent that these relate to directors. If the company or a subsidiary of the company has established a works council pursuant to a statutory requirement, the remuneration policy shall be presented in writing to the works council for information purposes at the same time as it is submitted to the general meeting.

8.5	The remuneration of directors shall be set, with due observance of the remuneration policy referred to above, by the board of directors.

DUTIES AND POWERS

Article 9

9.1	The board of directors is charged with the management of the company, subject to the restrictions contained in these articles of association.

9.2	Where there are two or more directors in office, they shall decide on their respective duties by mutual agreement, unless the general meeting has drawn up rules on this subject. Where the board of directors consists of more than one director, resolutions of the board of directors shall be passed by a majority of the votes cast. In the event of a tie, the general meeting shall decide.

9.3	Meetings of the board of directors may also be held with the use of contemporaneous linking together by telephone conference or audio-visual communication facilities, unless a director objects thereto.

9.4	Minutes of the matters dealt with at a meeting of the board of directors shall be sufficient evidence thereof and of the observance of all necessary formalities, provided that the relevant minutes are certified by the chairman of the board of directors.

9.5	Resolutions of the board of directors may, instead of at a meeting, be passed in writing - which shall include electronic messages, facsimiles or any other form of message transmitted via an accepted means of communication and received or capable of being produced in writing - provided that all members of the board of directors are familiar with the resolution to be passed and none of them objects to this method of decision-making.

9.6	A director may not participate in the deliberations and decision making of the board of directors on a matter in relation to which he, she or it has a direct or indirect personal interest that conflicts with the interests of the company and of the enterprise connected with it. Where all directors or the only director have/has such a conflict of interest, the relevant decision shall nevertheless be taken by the board of directors.

9.7	The board of directors shall require the approval of the general meeting for resolutions concerning a major change in the identity or character of the company or its business, including, in any event:

a.	the transfer of the business, or virtually the entire business, to any third party;

b.	the commencement or termination of a long-term cooperation of the company or a subsidiary thereof with another legal entity or partnership, or participation as a general partner with full liability in a limited partnership (commanditaire vennootschap) or general partnership (vennootschap onder firma), if such a cooperation or participation, or the termination thereof, is of far-reaching significance for the company;

c.

the acquisition or disposal by the company or a subsidiary thereof of a participating interest in a company’s share capital the value of which amounts to at least one-third of the value of the assets according to the balance sheet and explanatory notes included in the company’s most recently adopted annual accounts, or, if a consolidated

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balance sheet has been drawn up by the company or a subsidiary thereof, according to the consolidated balance sheet and explanatory notes included in the most recently adopted consolidated annual accounts.

9.8	Failure to obtain the approval required under paragraph 7 above shall not affect the powers of representation of the board of directors or directors.

9.9	Where one or more directors are absent or prevented from acting, the remaining director(s) shall be charged with the entire management of the company. Where all directors or the only director are/is absent or prevented from acting, the management shall be conducted temporarily by one or more persons appointed for that purpose by the general meeting.

REPRESENTATION

Article 10

The board of directors, as well as each director individually, is entitled to represent the company.

GENERAL MEETINGS

Article 11

11.1	At least one general meeting shall be held each year within six months of the close of the financial year. The purpose of the meeting shall, among other things, be:

a.	to discuss the annual report;

b.	to discuss whether or not to adopt the annual accounts; and

c.	to decide whether or not to discharge the board of directors.

11.2	Additional general meetings shall be held in the situation referred to in Article 2:108(a) Dutch Civil Code and whenever a director so requires.

11.3	General meetings shall be held in the place at which the company has its corporate seat. In the event that the meeting is held elsewhere, legally valid resolutions may only be passed if the entire issued share capital is represented. Persons with meeting rights shall be given notice of a meeting by or on behalf of the board of directors by letters to be sent not less than fourteen days in advance, not counting the day of the notice and that of the meeting.

11.4	The notice shall contain the agenda of the meeting.

11.5	Where the rules laid down by law or by these articles of association in relation to the convening of meetings, drawing up of agendas and availability for inspection of the list of matters to be discussed have not been complied with, legally valid resolutions may nevertheless be passed by a unanimous vote at a meeting at which the entire issued share capital is represented.

Article 12

12.1	The general meeting shall appoint its own chairman.

12.2	Each share shall give the right to cast one vote at general meetings.

12.3	Unless these articles of association require a greater majority, all resolutions shall be passed by a majority of the votes cast.

12.5	No votes may be cast at the general meeting in respect of shares belonging to the company or a subsidiary; nor may such shares be taken into account in the calculation of a majority or quorum.

12.6	Directors shall, in that capacity, have an advisory vote at general meetings.

12.5	The board of directors shall keep a record of the resolutions passed. The record shall be available at the company’s offices for inspection by persons with meeting rights. Such persons shall, upon request, be provided with a copy of or extract from the record, at no more than the cost price.

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RESOLUTIONS PASSED WITHOUT A MEETING

Article 13

Shareholders’ resolutions may, instead of at a general meeting, be passed in writing, provided that all shareholders with the right to vote have voted in favour. Votes may also be cast electronically. The directors must have been afforded the opportunity to give their advice prior to the decision-making referred to in the preceding sentence.

FINANCIAL YEAR, ANNUAL ACCOUNTS AND APPROPRIATION OF PROFITS

Article 14

14.1	The financial year of the company shall coincide with the calendar year.

14.2	The board of directors shall close the company’s books as at the last day of each financial year and shall within five months - unless this period is extended by the general meeting due to special circumstances for a further period of no more than six months - draw up annual accounts and deposit them at the company’s offices for inspection by the shareholders. Within the same period, the board of directors shall also submit its annual report. The annual accounts shall be signed by all directors; where one or more of their signatures is missing, the annual accounts shall refer to this and to the reasons for it.

14.3	The company shall ensure that the annual accounts, the annual report and the information to be added pursuant to Article 2:392(1) Dutch Civil Code shall be available at its offices from the day on which the general meeting at which they are to be discussed is convened. Persons with meeting rights are entitled to inspect such documents at the aforementioned location and obtain a copy at no cost.

14.4	The provisions of Articles 2:391 up to and including 2:394 Dutch Civil Code shall not apply if Article 2:403 Dutch Civil Code applies to the company.

14.5	The general meeting shall adopt the annual accounts.

14.6	The company shall publish the documents and information referred to in this article if and to the extent and in the manner required by Articles 2:394 et seq. Dutch Civil Code.

Article 15

15.1	The distributable profits shall be at the disposal of the general meeting for the distribution of dividends, in order to be added to the reserves or for such other purposes within the company’s objects as the meeting shall decide.

15.2	The company may make distributions to shareholders and other persons entitled to distributable profits only to the extent that the shareholders’ equity exceeds the sum of the paid and called-up part of the share capital and the reserves which must be maintained by law. In calculating the appropriation of profits, the shares held by the company in its own share capital shall not be taken into account.

15.3	Distribution of profits shall take place after the adoption of the annual accounts that show that the distribution is permitted.

15.4	The general meeting may resolve to distribute one or more interim dividends and/or other interim distributions, provided that the requirement laid down in paragraph 2 above has been met as shown in an interim statement of assets and liabilities as referred to in Article 2:105(4) Dutch Civil Code.

15.5	Dividends shall be payable immediately after they have been declared, unless the general meeting provides otherwise.

15.6	Claims for payment of dividends shall lapse on the expiry of a period of five years.

DISSOLUTION AND LIQUIDATION

Article 16

16.1	In the event of the company being dissolved, the liquidation shall be effected by the board of directors, unless the general meeting decides otherwise.

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16.2	The general meeting shall determine the remuneration to be granted to the liquidators and to those in charge of supervising the liquidation.

16.3	To the extent possible, these articles of association shall remain in effect during the liquidation.

16.4	Any assets remaining after payment of all of the company’s debts shall first be applied to paying back the amounts paid up on the shares. Any remaining assets shall then be distributed among the shareholders in proportion to the aggregate nominal amount of their shares. No distribution upon liquidation may be made to the company in respect of shares held by it.

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EXHIBIT E

CERTIFICATE OF INCORPORATION

OF

[MERGER SUB]

Under Section 402 of the Business Corporation Law

I, the undersigned, for the purpose of incorporating and organizing a corporation under the Business Corporation Law of the State of New York, do hereby execute this Certificate of Incorporation and do hereby certify as follows:

ARTICLE I

The name of the corporation (which is hereinafter referred to as the “Corporation”) is:

[Merger Sub]

ARTICLE II

The office of the Corporation is to be located in the County of New York, State of New York.

ARTICLE III

The Secretary of State is designated as the agent of the corporation upon whom process against the corporation may be served and the post office address within the State of New York to which the Secretary of State shall mail a copy of any process against the corporation served upon him is: c/o Corporation Service Company, 80 State Street, Albany, New York 12207.

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ARTICLE IV

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the Business Corporation Law of the State of New York, provided that the Corporation is not formed to engage in any act or activity which requires the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

ARTICLE V

The Corporation shall be authorized to issue 1,000 shares of capital stock, all of which shall be shares of Common Stock, par value $0.01 per share (“Common Stock”).

ARTICLE VI

Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VII

In furtherance and not in limitation of the powers conferred by law, the Board of Directors of the Corporation (the “Board”) is expressly authorized and empowered to make, alter and repeal the By-Laws of the Corporation by a majority vote at any regular or special meeting of the Board or by written consent, subject to the power of the shareholders of the Corporation to alter or repeal any By-Laws made by the Board.

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ARTICLE VIII

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of New York at the time in force may be added or inserted, in the manner now or hereafter prescribed by law, and all rights, preferences and privileges of whatsoever nature conferred upon shareholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article.

ARTICLE IX

Section 1. Elimination of Certain Liability of Directors. A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Business Corporation Law of the State of New York as the same exists or may hereafter be amended.

Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

Section 2. Indemnification and Insurance.

(a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil,

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criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Business Corporation Law of the State of New York, as the same exists or may hereafter be amended (but, in the case of any such amendment, to the fullest extent permitted by law, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its

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final disposition; provided, however, that, if the Business Corporation Law of the State of New York requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of the Board, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

(b) Right of Claimant to Bring Suit. If a claim under paragraph (a) of this Section is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Business Corporation Law of the State of New York for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation

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(including its Board, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Business Corporation Law of the State of New York, nor an actual determination by the Corporation (including its Board, independent legal counsel, or its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-law, agreement, vote of shareholders or disinterested directors or otherwise.

(d) Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Business Corporation Law of the State of New York.

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BY-LAWS

OF

[MERGER SUB]

ARTICLE I

OFFICES

SECTION 1.01 REGISTERED OFFICE — The registered office of [Merger Sub] (the “Corporation”) shall be established and maintained at the office of Corporation Service Company, 80 State Street, Albany, NY 12207 and said Corporation Service Company shall be the registered agent of the Corporation in charge thereof.

SECTION 1.02 OTHER OFFICES — The Corporation may have other offices, either within or without the State of New York, at such place or places as the Board of Directors may from time to time select or the business of the Corporation may require.

ARTICLE II

MEETINGS OF SHAREHOLDERS

SECTION 2.01 ANNUAL MEETINGS — Annual meetings of shareholders for the election of directors, and for such other business as may be stated in the notice of the meeting, shall be held at such place, either within or without the State of New York, and at such time and date as the Board of Directors, by resolution, shall determine and as set forth in the notice of the meeting. At each annual meeting, the shareholders entitled to vote shall elect a Board of Directors and they may transact such other corporate business as shall be stated in the notice of the meeting.

SECTION 2.02 SPECIAL MEETINGS — Special meetings of the shareholders for any purpose or purposes may be called by the Chairman of the Board, the President or the Secretary, or by resolution of the Board of Directors.

SECTION 2.03 VOTING — Each shareholder entitled to vote in accordance with the terms of the Certificate of Incorporation of the Corporation and these By-Laws may vote in person or by proxy, but no proxy shall be voted after three years from its date unless such proxy provides for a longer period. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of the State of New York.

A complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, with the address of each, and the number of shares held by each, shall be open to the examination of any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is entitled to be present.

SECTION 2.04 QUORUM — Except as otherwise required by law, by the Certificate of Incorporation of the Corporation or by these By-Laws, the presence, in person or by proxy, of shareholders holding shares constituting a majority of the voting power of the Corporation shall constitute a quorum at all meetings of the shareholders. In case a quorum shall not be present at any meeting, a majority in interest of the shareholders entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of stock entitled to vote shall be present. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted that might have been transacted at the meeting as originally noticed; but only those shareholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof.

SECTION 2.05 NOTICE OF MEETINGS — Written notice, stating the place, date and time of the meeting, and the general nature of the business to be considered, shall be given to each shareholder entitled to vote thereat, at his or her address as it appears on the records of the Corporation, not less than ten nor more than sixty days before the date of the meeting. No business other than that stated in the notice shall be transacted at any meeting without the unanimous consent of all the shareholders entitled to vote thereat.

SECTION 2.06 ACTION WITHOUT MEETING — Unless otherwise provided by the Certificate of Incorporation of the Corporation, any action required or permitted to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those share- holders who have not consented in writing.

ARTICLE III

DIRECTORS

SECTION 3.01 NUMBER AND TERM — The business and affairs of the Corporation shall be managed under the direction of a Board of Directors which shall consist of one or more members. The exact number of directors shall initially be two and may thereafter be fixed from time to time by the Board of Directors. Directors shall be elected at the annual meeting of shareholders and each director shall be elected to serve until his or her successor shall be elected and shall qualify. A director need not be a shareholder.

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SECTION 3.02 RESIGNATIONS — Any director may resign at any time. Such resignation shall be made in writing, and shall take effect at the time specified therein, and if no time be specified, at the time of its receipt by the Chairman of the Board, the President or the Secretary. The acceptance of a resignation shall not be necessary to make it effective.

SECTION 3.03 VACANCIES — If the office of any director becomes vacant, the remaining directors in the office, though less than a quorum, by a majority vote, may appoint any qualified person to fill such vacancy, who shall hold office for the unexpired term and until his or her successor shall be duly chosen. If the office of any director becomes vacant and there are no remaining directors, the shareholders, by the affirmative vote of the holders of shares constituting a majority of the voting power of the Corporation, at a special meeting called for such purpose, may appoint any qualified person to fill such vacancy.

SECTION 3.04 REMOVAL — Except as hereinafter provided, any director or directors may be removed either for or without cause at any time by the affirmative vote of the holders of a majority of the voting power entitled to vote for the election of directors, at an annual meeting or a special meeting called for the purpose, and the vacancy thus created may be filled, at such meeting, by the affirmative vote of holders of shares constituting a majority of the voting power of the Corporation.

SECTION 3.05 COMMITTEES — The Board of Directors may, by resolution or resolutions passed by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of one or more directors of the Corporation.

Any such committee, to the extent provided in the resolution of the Board of Directors, or in these By-Laws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

SECTION 3.06 MEETINGS — The newly elected directors may hold their first meeting for the purpose of organization and the transaction of business, if a quorum be present, immediately after the annual meeting of the shareholders; or the time and place of such meeting may be fixed by consent of all the Directors.

Regular meetings of the Board of Directors may be held without notice at such places and times as shall be determined from time to time by resolution of the Board of Directors.

Special meetings of the Board of Directors may be called by the Chairman of the Board or the President, or by the Secretary on the written request of any director, on at least one day’s notice to each director (except that notice to any director may be waived in writing by such director) and shall be held at such place or places as may be determined by the Board of Directors, or as shall be stated in the call of the meeting.

Unless otherwise restricted by the Certificate of Incorporation of the Corporation or these By-Laws, members of the Board of Directors, or any committee designated by the Board of Directors,

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may participate in any meeting of the Board of Directors or any committee thereof by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

SECTION 3.07 QUORUM — A majority of the Directors shall constitute a quorum for the transaction of business. If at any meeting of the Board of Directors there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained, and no further notice thereof need be given other than by announcement at the meeting which shall be so adjourned. The vote of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless the Certificate of Incorporation of the Corporation or these By-Laws shall require the vote of a greater number.

SECTION 3.08 COMPENSATION — Directors shall not receive any stated salary for their services as directors or as members of committees, but by resolution of the Board of Directors a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent or otherwise, and receiving compensation therefor.

SECTION 3.09 ACTION WITHOUT MEETING — Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board of Directors or such committee.

ARTICLE IV

OFFICERS

SECTION 4.01 OFFICERS — The officers of the Corporation shall be a Chairman of the Board, a President, one or more Vice Presidents, a Treasurer and a Secretary, all of whom shall be elected by the Board of Directors and shall hold office until their successors are duly elected and qualified. In addition, the Board of Directors may elect such Assistant Secretaries and Assistant Treasurers as they may deem proper. The Board of Directors may appoint such other officers and agents as it may deem advisable, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. Any number of offices may be held by the same person.

SECTION 4.02 CHAIRMAN OF THE BOARD — The Chairman of the Board shall be the Chief Executive Officer of the Corporation. He or she shall preside at all meetings of the Board of Directors and shall have and perform such other duties as may be assigned to him or her by the Board of Directors. The Chairman of the Board shall have the power to execute bonds, mortgages and other contracts on behalf of the Corporation, and to cause the seal of the Corporation to be affixed to any instrument requiring it, and when so affixed the seal shall be attested to by the signature of the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer.

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SECTION 4.03 PRESIDENT — The President shall be the Chief Operating Officer of the Corporation. He or she shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation. The President shall have the power to execute bonds, mortgages and other contracts on behalf of the Corporation, and to cause the seal to be affixed to any instrument requiring it, and when so affixed the seal shall be attested to by the signature of the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer.

SECTION 4.04 VICE PRESIDENTS — Each Vice President shall have such powers and shall perform such duties as shall be assigned to him or her by the Board of Directors.

SECTION 4.05 TREASURER — The Treasurer shall be the Chief Financial Officer of the Corporation. He or she shall have the custody of the Corporate funds and securities and shall keep full and accurate account of receipts and disbursements in books belonging to the Corporation. He or she shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositaries as may be designated by the Board of Directors. He or she shall disburse the funds of the Corporation as may be ordered by the Board of Directors, the Chairman of the Board, or the President, taking proper vouchers for such disbursements. He or she shall render to the Chairman of the Board, the President and Board of Directors at the regular meetings of the Board of Directors, or whenever they may request it, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, he or she shall give the Corporation a bond for the faithful discharge of his or her duties in such amount and with such surety as the Board of Directors shall prescribe.

SECTION 4.06 SECRETARY — The Secretary shall give, or cause to be given, notice of all meetings of shareholders and of the Board of Directors and all other notices required by law or by these By-Laws, and in case of his or her absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the Chairman of the Board or the President, or by the Board of Directors, upon whose request the meeting is called as provided in these By-Laws. He or she shall record all the proceedings of the meetings of the Board of Directors, any committees thereof and the shareholders of the Corporation in a book to be kept for that purpose, and shall perform such other duties as may be assigned to him or her by the Board of Directors, the Chairman of the Board or the President. He or she shall have the custody of the seal of the Corporation and shall affix the same to all instruments requiring it, when authorized by the Board of Directors, the Chairman of the Board or the President, and attest to the same.

SECTION 4.07 ASSISTANT TREASURERS AND ASSISTANT SECRETARIES — Assistant Treasurers and Assistant Secretaries, if any, shall be elected and shall have such powers and shall perform such duties as shall be assigned to them, respectively, by the Board of Directors.

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ARTICLE V

MISCELLANEOUS

SECTION 5.01 CERTIFICATES OF STOCK — A certificate of stock shall be issued to each shareholder certifying the number of shares owned by such shareholder in the Corporation. Certificates of stock of the Corporation shall be of such form and device as the Board of Directors may from time to time determine.

SECTION 5.02 LOST CERTIFICATES — A new certificate of stock may be issued in the place of any certificate theretofore issued by the Corporation, alleged to have been lost or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or such owner’s legal representatives, to give the Corporation a bond, in such sum as they may direct, not exceeding double the value of the stock, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate, or the issuance of any such new certificate.

SECTION 5.03 TRANSFER OF SHARES — The shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the Board of Directors may designate, by whom they shall be cancelled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

SECTION 5.04 SHAREHOLDERS RECORD DATE — In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date: (1) in the case of determination of shareholders entitled to vote at any meeting of shareholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty nor less than ten days before the date of such meeting; (2) in the case of determination of shareholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten days from the date upon which the resolution fixing the record date is adopted by the Board of Directors; and (3) in the case of any other action, shall not be more than sixty days prior to such other action. If no record date is fixed: (A) the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (B) the record date for determining shareholders entitled to express consent to corporate action in writing without a meeting when no prior action of the Board of Directors is required by law, shall be the first day on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation

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in accordance with applicable law, or, if prior action by the Board of Directors is required by law, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action; and (C) the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 5.05 DIVIDENDS — Subject to the provisions of the Certificate of Incorporation of the Corporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon stock of the Corporation as and when they deem appropriate. Before declaring any dividend there may be set apart out of any funds of the Corporation available for dividends, such sum or sums as the Board of Directors from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the Board of Directors shall deem conducive to the interests of the Corporation.

SECTION 5.06 SEAL — The corporate seal of the Corporation shall be in such form as shall be determined by resolution of the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise imprinted upon the subject document or paper.

SECTION 5.07 FISCAL YEAR — The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

SECTION 5.08 CHECKS — All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, or agent or agents, of the Corporation, and in such manner as shall be determined from time to time by resolution of the Board of Directors.

SECTION 5.09 NOTICE AND WAIVER OF NOTICE — Whenever any notice is required to be given under these By-Laws, personal notice is not required unless expressly so stated, and any notice so required shall be deemed to be sufficient if given by depositing the same in the United States mail, postage prepaid, addressed to the person entitled thereto at his or her address as it appears on the records of the Corporation, and such notice shall be deemed to have been given on the day of such mailing. Shareholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by law. Whenever any notice is required to be given under the provisions of any law, or under the provisions of the Certificate of Incorporation of the Corporation or of these By-Laws, a waiver thereof, in writing and signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice.

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ARTICLE VI

AMENDMENTS

These By-Laws may be altered, amended or repealed at any annual meeting of the shareholders (or at any special meeting thereof if notice of such proposed alteration, amendment or repeal to be considered is contained in the notice of such special meeting) by the affirmative vote of the holders of shares constituting a majority of the voting power of the Corporation. Except as otherwise provided in the Certificate of Incorporation of the Corporation, the Board of Directors may by majority vote of those present at any meeting at which a quorum is present alter, amend or repeal these By-Laws, or enact such other By-Laws as in their judgment may be advisable for the regulation and conduct of the affairs of the Corporation.

ARTICLE VII

INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

SECTION 7.01 DIRECTORS AND OFFICERS — The Corporation shall indemnify its directors and officers and every other person whom the Corporation may indemnify under the indemnification provisions for directors and officers of the Business Corporation Law of New York as now in effect or as hereafter amended to the full extent permissible under and consistent with such provisions. The right of indemnification provided in this Section 7.01 shall not be deemed exclusive of any other rights to which such director or officer or other person may be entitled apart from this Section 7.01.

SECTION 7.02 In furtherance and not in limitation of the provisions of Section 7.01 of this Article VII:

(i)

General. The Corporation shall indemnify any person who is or was made or threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation or any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation is serving, has served or has agreed to serve in any capacity at the request of the Corporation, by reason of the fact that such person, such person’s testator or intestate, is or was or has agreed to become a director or officer of the Corporation, or is or was serving or has agreed to serve such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid or to be paid in settlement, excise taxes or penalties, and costs, charges and expenses, including attorneys’ fees, incurred in connection with such action or proceeding or any appeal therein; provided, however, that no indemnification shall be provided to any such person if a judgment or other final adjudication adverse to the director or officer establishes that (A) his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (B) he or she personally gained in fact a financial profit or other advantage to which he or she was

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not legally entitled; provided, further, that, except as provided in Section 7.02(vi) of this Article VII or as otherwise provided by agreement, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors.

(ii)	None-Exclusivity of Rights. The Corporation may indemnify any person to whom the Corporation is permitted to provide indemnification or the advancement of expenses by applicable law, whether pursuant to rights granted pursuant to, or provided by, the New York Business Corporation Law or other rights created by (A) a resolution of shareholders, (B) a resolution of directors or (C) an agreement providing for such indemnification, it being expressly intended that these By-Laws authorize the creation of other rights in any such manner. The right to be indemnified and to the reimbursement or advancement of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Laws, agreement, vote of shareholders or directors or otherwise.

(iii)	Expenses. The Corporation shall, from time to time, reimburse or advance to any person referred to in Section 7.02(i) of this Article VII the funds necessary for payment of expenses, including attorneys’ fees, incurred in connection with any action or proceeding referred to in Section 7.02(i), upon receipt of a written undertaking by or on behalf of such person to repay such amount(s) if a judgment or other final adjudication adverse to the director or officer establishes that (A) his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (B) he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

(iv)	Interpretation of Rights to Indemnification. Any person entitled to be indemnified or to the reimbursement or advancement of expenses as a matter of right pursuant to this Article VII shall be entitled to the greater of the indemnification (or advancement of expenses) provided (A) under the applicable law in effect at the time of the occurrence of the event or events giving rise to the action or proceeding, to the extent permitted by law, or (B) under the applicable law in effect at the time indemnification (or advancement of expenses) is sought.

(v)	Other Rights. The right to be indemnified or to the reimbursement or advancement of expenses pursuant to this Article VII, (A) shall be deemed to arise from a contract between the Corporation and any person entitled to be indemnified or to the reimbursement or advancement of expenses pursuant to this Section 7.02 of Article VII, pursuant to which such person may bring suit as if the provisions hereof were set forth in a separate written contract between the Corporation and the such person and (B) shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the estate, heirs, executors and administrators of such person, and shall continue to exist after the rescission or restrictive modification hereof with respect to events occurring prior thereto.

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(vi)	Right of Claimant to Bring Suit. If a request to be indemnified is made under Section 7.02) of VII, the Board of Directors shall make a determination pursuant to Section 723(b) of the New York Business Corporation Law within 30 days after such request as to whether the person so requesting indemnification is entitled to indemnification under this Article VII and the New York Business Corporation Law. If a request to be indemnified or for the reimbursement or advancement of expenses under Section 7.02 of Article VII is not paid in full by the Corporation within 30 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the New York Business Corporation Law or hereunder for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the New York Business Corporation Law or hereunder, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(vii)	Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the New York Business Corporation Law.

(viii)	Separability. If this Section 7.02 of Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director, officer, employee or agent of the Corporation as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Section 7.02 of Article VII that shall not have been invalidated and to the fullest extent permitted by applicable law.

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SECTION 7.03 EMPLOYEES — Any person made a party to or involved in any action, suit, or proceeding (including a claim), whether civil, administrative, or criminal, by reason of the fact that such person, such person’s testator or intestate, is or was an employee of the Corporation or of any corporation which such person, such person’s testator or intestate served as such at the request of the Corporation, or by reason of his or her alleged negligence or misconduct in the performance of his or her duties as such employee, may be indemnified by the Corporation against the reasonable expenses, including attorney’s fees, actually and necessarily incurred by him or her in connection with the defense of such action, suit, or proceeding, or in connection with any appeal therein, or in connection with the disposition thereof, provided, however, that no indemnification shall be provided to any such person if a judgment or other final adjudication adverse to the employee establishes that (A) his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (B) he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled. The right of indemnification provided by this Section 7.03 shall not be deemed exclusive of any other rights to which such employee may be entitled apart from this Section 7.03.

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EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”), dated as of July 27, 2013, is by and among Omnicom Group Inc., a New York corporation (“Omnicom”), and each of the persons listed on Annex I (each, a “Shareholder” and, collectively, the “Shareholders”). Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Business Combination Agreement, dated as of the date hereof (the “BCA”), by and between Omnicom and Publicis Groupe S.A., a French société anonyme (“Publicis”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Omnicom and Publicis are entering into the BCA, which provides, among other things, that, upon the terms and subject to the conditions set forth in the BCA: (a) Publicis and Holdco shall adopt the Cross-Border Merger Terms (the “Cross-Border Merger Terms”) for the merger between Publicis and Holdco (the “Publicis Merger”) in accordance with Directive 2005/56/EC of 26 October 2005 on cross-border mergers of limited liability companies, pursuant to which each issued and outstanding share, par value €0.40 per share, of Publicis (the “Publicis Shares”) shall be exchanged for 1.000000 Holdco Share; and (b) immediately following consummation of the Publicis Merger, Merger Sub shall merge with and into Omnicom (the “Omnicom Merger” and, together with the Publicis Merger, the “Mergers”), with Omnicom surviving the Omnicom Merger as a wholly owned subsidiary of Holdco, pursuant to which each share of common stock, par value $0.15 per share, of Omnicom shall be converted into the right to receive the Omnicom Exchange Ratio of a Holdco Share;

WHEREAS, Omnicom and the Shareholders are executing this Agreement concurrently with the execution of the BCA;

WHEREAS, as of the date hereof, each Shareholder is the owner, of record or beneficially, of the number of Publicis Shares (with the corresponding voting percentage) set forth opposite his or her name on Annex I (the “Existing Shares” and, together with any Publicis Shares of which a Shareholder acquires record or beneficial ownership during the period from the date hereof until the Expiration Date, whether by purchase, dividend or distribution, stock split or other recapitalization, issuance upon the exercise of any equity awards or warrants, conversion of any convertible securities or otherwise, but excluding any Publicis equity awards for so long as such Publicis equity awards remain unexercised, the “Subject Shares”);

WHEREAS, the Shareholders have expressed their personal support to the entering into the BCA and the consummation of the Mergers and the other transactions contemplated by the BCA which, according to their judgment, are in the best interest of Publicis;

WHEREAS, the Omnicom Board has, for purposes of Section 912 of the NYBCL, approved this Agreement and the transactions contemplated hereby such that the restrictions contained in Section 912 of the NYBCL are, and at all times prior to or after the Omnicom Effective Time shall be (to the extent permitted by applicable law), inapplicable to the transactions contemplated hereby;

WHEREAS, receipt of shareholder approval of the Cross-Border Merger Terms, the Publicis Merger and the Publicis Transaction Dividend is, among others, a condition to the consummation of the Mergers; and

WHEREAS, as a condition to the willingness of Omnicom to enter into the BCA and as an inducement and in consideration therefor, the Shareholders have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

VOTING; PROXIES

Section 1.1 Voting. From and after the date hereof until the Expiration Date, each Shareholder irrevocably and unconditionally hereby agrees that at the Publicis Shareholders’ Meeting and any other meeting (whether annual or extraordinary and each adjournment or postponement thereof) of Publicis’ shareholders, however called, or in connection with any written consent of Publicis’ shareholders (a “Shareholders Meeting”), each Shareholder (in such capacity and not in any other capacity) shall (i) appear at such Shareholders Meeting or otherwise cause all of his or her Subject Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) at such Shareholders Meeting all of his or her Subject Shares (to the fullest extent such Subject Shares are entitled to be voted at the time of such vote), without regard to any Change in Publicis Recommendation:

(a) in favor of (i) the Cross-Border Merger Terms, the Publicis Merger, the ORANE Amendment and the Publicis Transaction Dividend (the “Publicis Transactions”), (ii) any proposal to adjourn or postpone the Shareholders Meeting if there are not sufficient votes for approval of Publicis Transactions on the date on which such Shareholders Meeting is held and (iii) any other matter submitted at a Shareholders Meeting to the holders of Publicis Shares for approval that is necessary for the consummation of Mergers or the other transactions contemplated by the BCA; and

(b) against (i) any Acquisition Proposal for Publicis, (ii) any other transaction, proposal, agreement or action that would reasonably be expected to result in the failure of any condition to the Mergers set forth in Article VI of the BCA to be satisfied on or before the Termination Date and (iii) any other transaction, proposal, agreement or action that would reasonably be expected to result in a material breach in respect of any covenant, representation or warranty or other obligation of Publicis contained in the BCA or of any Shareholder contained in this Agreement, including the following (and excluding, for the avoidance of doubt, the Publicis Transactions and any of the following to the extent contemplated by the BCA or this Agreement or consented to in writing by Omnicom): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Publicis or any of its Subsidiaries, (B) a sale, lease or transfer of a material amount of assets of Publicis or any of its Subsidiaries or a reorganization, recapitalization or liquidation of Publicis or any of its Subsidiaries or (C) any material change in the present capitalization or dividend policy of Publicis or any amendment or other change to Publicis’ Organizational Documents.

It is understood that each Shareholder shall retain at all times the right to vote such Shareholder’s Subject Shares in his or her sole and absolute discretion on any matters other than those set forth in this Section 1.1 that are at any time or from time to time presented for consideration to the holders of Publicis Shares.

Section 1.2 Proxies and Powers of Attorney. Each Shareholder hereby represents that any proxies and powers of attorney heretofore granted or given in respect of the Subject Shares, if any, are revocable, and hereby revokes such proxies and powers.

Section 1.3 Restrictions on Transfers and Inconsistent Agreements. Except as provided hereunder, each Shareholder hereby agrees that, from the date hereof until the Expiration Date, such Shareholder shall not, directly or indirectly:

(a) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, tender, exchange, pledge, encumbrance, hypothecation or other similar disposition of (collectively, “Transfer”), any of his or her Subject Shares;

(b) deposit any of his or her Subject Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement; or

(c) agree (whether or not in writing) to take any of the actions referred to in clause (a) or (b) of this Section 1.3.

Section 1.4 Permitted Transferees. Notwithstanding anything herein to the contrary, each Shareholder shall have the right to Transfer all or any portion of his or her Subject Shares to a Permitted Transferee, provided such Permitted Transferee agrees in writing, in a manner reasonably acceptable to Omnicom, to accept such Subject Shares subject to the terms and conditions of this Agreement and to be bound by this Agreement and to acknowledge that such person shall constitute a Shareholder for all purposes of this Agreement; provided, however, that any such Transfer shall not (i) reduce the aggregate voting power of the Existing Shares or (ii) relieve the transferring Shareholder from any liabilities hereunder for breach of this Agreement by such Permitted Transferee. “Permitted Transferee” means, with respect to any Shareholder: (a) any other Shareholder, (b) (i) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of such Shareholder or (ii) upon such Shareholder’s death, an heir, executor, administrator, testamentary trustee, legatee or beneficiary of such Shareholder; (c) a foundation or similar entity established by such Shareholder for the purpose of serving charitable goals, controlled by such Shareholder or the persons named in clause (b); (d) any trust, the trustees and beneficiaries of which include only such Shareholder or the persons named in clauses (a), (b) and (c); or (e) any corporation, limited liability company or partnership, the shareholders, members or general or limited partners of which include only such Shareholder or the persons named in clauses (a), (b), (c) and (d).

ARTICLE II

REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 2.1 Representations and Warranties of Shareholders. Each Shareholder represents and warrants, severally and not jointly, to Omnicom as follows:

(a) such Shareholder has full legal right and capacity to execute and deliver this Agreement and to perform his or her obligations hereunder;

(b) this Agreement has been duly executed and delivered by such Shareholder and constitutes the valid and binding agreement of such Shareholder, enforceable against him or her in accordance with its terms, subject to the Bankruptcy and Equity Exception;

(c) none of the execution and delivery of this Agreement by such Shareholder, the consummation by the Shareholder of the transactions contemplated hereby or compliance by Shareholder with any of the provisions hereof will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of such Shareholder (with or without the giving of notice or the lapse of time or both) under any provision of any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or Law applicable to such Shareholder or such Shareholder’s property or assets;

(d) such Shareholder has had the opportunity to review this Agreement and the BCA with counsel of his or her own choosing;

(e) as of the date hereof, such Shareholder owns, beneficially or of record, is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the number of Existing Shares set forth opposite his or her name on Annex I; provided, that with respect to any Existing Shares in which the property interests have been dismembered, (x) the Shareholder holding the usufruct interest shall have the sole power to vote (or direct the voting of) such Existing Shares with respect to resolutions submitted to an ordinary general meeting and the shareholder(s) holding the nue-propriété interest shall have the sole power to vote (or direct the voting of) such Existing Shares with respect to resolutions submitted to an extraordinary general meeting, and (y) the Shareholder holding the usufruct interest and the shareholder holding the nue-propriété interest shall have shared power to dispose of (or to direct the disposition of) the pleine-propriété of such Existing Shares; and

(f) except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, the “blue sky” laws of the various states of the United States, or under French or other law, such Shareholder owns or will own until the Expiration Date (subject to any Transfers to Permitted Transferees) all of his or her Subject Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement) and has or will have until the Expiration Date (subject to any Transfers to Permitted Transferees), voting power and power of disposition with respect to his or her Subject Shares, with no restrictions on such Shareholder’s rights of voting or disposition pertaining thereto.

Section 2.2 Representations and Warranties of Omnicom. Omnicom represents and warrants to the Shareholders as follows:

(a) Omnicom is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization;

(b) Omnicom has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

(c) this Agreement has been duly executed and delivered by Omnicom and constitutes the valid and binding agreement of Omnicom, enforceable against Omnicom in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 2.3 Covenants. Each Shareholder (in such capacity and not in any other capacity) hereby agrees:

(a) from the date hereof until the Expiration Date, not to take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or would have or would reasonably be expected to have the effect of preventing, impeding or interfering with or adversely affecting the performance by such Shareholder of his or her obligations under this Agreement;

(b) to promptly notify Omnicom of the number of any new Publicis Shares of which such Shareholder acquires ownership from and after the date hereof and prior to the Expiration Date, which shall constitute Subject Shares but are not Existing Shares; and

(c) to permit Publicis, Omnicom, Holdco and Merger Sub to publish and disclose in the Registration Statement, the Proxy Statement/Prospectus, the Information Document and/or the Admission Prospectus (and, in each case, any amendment thereof or supplement thereto) such Shareholder’s identity and ownership of the Subject Shares and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement.

Section 2.4 Capacity. Each Shareholder is signing this Agreement solely in his or her capacity as a shareholder of Publicis, and nothing contained herein shall in any way limit or affect any actions taken by any Shareholder in his or her capacity as an officer or director of Publicis or its Subsidiaries, including in exercising rights under the BCA, and no action or inaction taken in any such capacity as an officer or director shall be deemed to constitute a breach of this Agreement or be construed to prohibit, limit or restrict such Shareholder from exercising such Shareholder’s fiduciary duties as an officer or director to Publicis or its shareholders.

Section 2.5 No Other Ownership Interest. Except as otherwise expressly set forth herein, all rights, ownership and economic benefits of and relating to the Subject Shares are, and shall remain until the Expiration Date, vested in and belong to such Shareholder.

ARTICLE III

TERM

This Agreement shall terminate and be of no further force or effect upon the earlier of (a) the Publicis Effective Time and (b) the termination of the BCA in accordance with its terms (the “Expiration Date”). Notwithstanding the preceding sentence, Section 2.4, this Article III and Article IV shall survive any termination of this Agreement, and termination of this Agreement shall not relieve or otherwise limit any party of liability for willful breach of this Agreement.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Expenses. All expenses, costs and fees (including attorneys’, auditors’ and financing fees, if any) incurred in connection with this Agreement shall be paid by the party incurring such expense, cost or fee, whether or not the Mergers are effected.

Section 4.2 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid or by prepaid overnight courier (providing written proof of delivery), or by confirmed facsimile transmission or electronic mail, addressed as follows:

If to Omnicom, to:

Omnicom Group Inc.
437 Madison Avenue
New York, New York 10022
United States of America
Tel: +1 (212) 415-3600
Fax: +1 (212) 415-3530
Attention:	John D. Wren, President and Chief Executive Officer Michael J. O’Brien, Senior Vice President, General Counsel and Secretary

Email:	john.wren@omnicomgroup.com michael.o’brien@omnicomgroup.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
United States of America
Tel: +1 (212) 906-1200
Fax: +1 (212) 751-4864
Attention:	Mark D. Gerstein Joel H. Trotter Bradley C. Faris
Email:	mark.gerstein@lw.com joel.trotter@lw.com bradley.faris@lw.com

If to a Shareholder, to:

the address set forth below his or her name on Annex I

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
United States of America
Tel: +1 (212) 403-1000
Fax: +1 (212) 403-2000
Attention:	Martin Lipton Adam O. Emmerich
Email:	mlipton@wlrk.com aoemmerich@wlrk.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 4.3 Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (a) in the case of an amendment, by all parties hereto and, (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, and no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 4.4 Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

Section 4.5 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among any of the parties hereto.

Section 4.6 No Third-Party Beneficiaries. This Agreement is not intended to confer, and does not confer, upon any person other than the parties hereto any rights or remedies hereunder.

Section 4.7 Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF FRANCE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the Laws of France and that the Laws of France shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto hereby irrevocably and unconditionally agrees (A) to be subject to the exclusive jurisdiction of the Paris commercial court (Tribunal de commerce de Paris) (the “Chosen Court”), waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or action shall be heard and determined only in the Chosen Court, and agrees not to bring any proceeding or action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court, and (B) (1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (2) that, to the fullest extent permitted by applicable Law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to Section 4.2 shall, to the fullest extent permitted by applicable Law, have the same legal force and effect as if served upon such party personally within the State of Delaware. For purposes of implementing the parties’ agreement to appoint and maintain an agent for service of process in the State of Delaware, each such party that has not as of the date hereof already duly appointed such an agent does hereby appoint CT Corporation, as such agent.

Section 4.8 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the specific terms hereof or were otherwise breached. It is accordingly agreed that prior to the Expiration Date, the parties shall, notwithstanding the provisions of Article 1142 of the French civil Code, be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (without necessity of posting bond or other security (any requirements therefor being expressly waived)) in the Chosen Court (including without limitations by means of summary proceedings), this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 4.9 Interpretation. (a) The words “hereof,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole (including any annexes to this Agreement) and not to any particular provision of this Agreement; (b) the words “date hereof,” when used in this Agreement, shall refer to the date set forth in the Preamble; (c) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (d) the terms defined in the present tense have a comparable meaning when used in the past tense, and vice versa; (e) any references herein to a specific Section or Article shall refer, respectively, to Sections or Articles of this Agreement; (f) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (g) references herein to any gender includes each other gender; (h) the word “or” shall not be exclusive; (i) the headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof; and (j) the parties hereto have participated jointly in the negotiation and drafting of this Agreement, and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 4.10 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart (including any facsimile or electronic document transmission of such counterpart) being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Each of the Shareholders further agrees to deliver to Omnicom two original instruments duly executed.

Section 4.11 Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable: (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, and such invalidity or unenforceability shall not affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 4.12 Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

OMNICOM GROUP INC.

By:	/s/ John D. Wren
Name:	John D. Wren
Title:	President and Chief Executive Officer

SHAREHOLDERS:

/s/ Maurice Lévy
Name:	Maurice Lévy

/s/ Élisabeth Badinter
Name:	Élisabeth Badinter

/s/ Simon Badinter
Name:	Simon Badinter

/s/ Sophie Dulac
Name:	Sophie Dulac

[Signature Page to Voting and Support Agreement]

ANNEX I

	Pleine-Propriété				Usufruct
Name and address	No. of Shares	% (1)	No. of Votes	% (2)	No. of Shares		% (1)	No. of Votes		% (2)

Élisabeth Badinter

38, rue Guynemer, 75006 Paris, France	5,899,320	2.98%	11,798,640	5.21%	13,273,020	(3)	6.70%	26,546,040	(3)	11.73%

Simon Badinter

2191 Anthony Drive, Fairlawn, Ohio 44333, USA	350	0.00%	700	0.00%

Sophie Dulac

86, avenue Niel, 75017 Paris, France	2,039,460	1.03%	4,071,920	1,80%

Maurice Lévy

240bis, blvd Saint Germain, 75006 Paris, France	4,983,654	2.52%	9,906,508	4.38%

Notes:

1.	Based on 197,996,243 Publicis shares issued and outstanding (i.e., excluding treasury shares), as of June 30, 2013, it being specified that the total share capital of Publicis (including treasury shares) consisted of 210,014,139 Publicis shares as of June 30, 2013, and 211,375,641 Publicis shares as of July 16, 2013.
2.	Based on 226,271,392 net voting rights (excluding treasury stock and including double-voting rights), as of June 30, 2013.
3.	The nue-propriété interest in these Publicis shares is held in an indivision, with respect to which the three children of Mme Élisabeth Badinter, including Simon Badinter, are the indivisaires. Ms. Élisabeth Badinter agrees to use her reasonable best efforts to cause the indivsaires (other than Simon Badinter) of the indivision to execute a joinder to this Agreement as soon as reasonably practicable following the date of this Agreement.
4.	Includes 2,063,654 shares (or 1.04%) representing 4,066,508 votes (or 1.80%) held by Maurice Lévy directly and the following shares and votes held indirectly through family holding companies, of each of which Maurice Lévy is the gérant:

Company	No. of Shares	% (1)	No. of Votes	% (2)
Mora Investissements	1,420,000	0.72%	2,840,000	1.26%
Most Investissements	500,000	0.25%	1,000,000	0.44%
Momick Investissements	500,000	0.25%	1,000,000	0.44%
Molain Investissements	500,000	0.25%	1,000,000	0.44%

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”), dated as of July 27, 2013, is by and among Publicis Groupe S.A., a French société anonyme (“Publicis”), and each of the persons listed on Annex I (each, a “Shareholder” and, collectively, the “Shareholders”). Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Business Combination Agreement, dated as of the date hereof (the “BCA”), by and between Publicis and Omnicom Group Inc., a New York corporation (“Omnicom”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Publicis and Omnicom are entering into the BCA, which provides, among other things, that, upon the terms and subject to the conditions set forth in the BCA: (a) Publicis and Holdco shall adopt the Cross-Border Merger Terms for the merger between Publicis and Holdco (the “Publicis Merger”) in accordance with Directive 2005/56/EC of 26 October 2005 on cross-border mergers of limited liability companies, pursuant to which each issued and outstanding share, par value €0.40 per share, of Publicis shall be exchanged for 1.000000 Holdco Share; and (b) immediately following consummation of the Publicis Merger, Merger Sub shall merge with and into Omnicom (the “Omnicom Merger” and, together with the Publicis Merger, the “Mergers”), with Omnicom surviving the Omnicom Merger as a wholly owned subsidiary of Holdco, pursuant to which each share of common stock, par value $0.15 per share, of Omnicom (the “Omnicom Shares”) shall be converted into the right to receive the Omnicom Exchange Ratio of a Holdco Share;

WHEREAS, Publicis and the Shareholders are executing this Agreement concurrently with the execution of the BCA;

WHEREAS, as of the date hereof, each Shareholder is the owner, of record or beneficially, of the number of Omnicom Shares (with the corresponding voting percentage) set forth opposite his or her name on Annex I (the “Existing Shares” and, together with any Omnicom Shares of which a Shareholder acquires record or beneficial ownership during the period from the date hereof until the Expiration Date, whether by purchase, dividend or distribution, stock split or other recapitalization, issuance upon the exercise of any equity awards or warrants, conversion of any convertible securities or otherwise, but excluding any Omnicom equity awards for so long as such Omnicom equity awards remain unexercised, the “Subject Shares”);

WHEREAS, the Shareholders have expressed their personal support to the entering into the BCA and the consummation of the Mergers and the other transactions contemplated by the BCA which, according to their judgment, are in the best interest of Omnicom;

WHEREAS, the Omnicom Board has, for purposes of Section 912 of the NYBCL, approved this Agreement and the transactions contemplated hereby such that the restrictions contained in Section 912 of the NYBCL are, and at all times prior to or after the Omnicom Effective Time shall be (to the extent permitted by applicable law), inapplicable to the transactions contemplated hereby;

WHEREAS, receipt of approval of the Omnicom shareholders of adoption of the BCA and the Omnicom Merger (the “Omnicom Transactions”) is, among others, a condition to the consummation of the Mergers; and

WHEREAS, as a condition to the willingness of Publicis to enter into the BCA and as an inducement and in consideration therefor, the Shareholders have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

VOTING; PROXIES

Section 1.1 Voting. From and after the date hereof until the Expiration Date, each Shareholder irrevocably and unconditionally hereby agrees that at the Omnicom Shareholders’ Meeting and any other meeting (whether annual or special and each adjournment or postponement thereof) of Omnicom’s shareholders, however called, or in connection with any written consent of Omnicom’s shareholders (a “Shareholders Meeting”), each Shareholder (in such capacity and not in any other capacity) shall (i) appear at such Shareholders Meeting or otherwise cause all of his or her Subject Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) at such Shareholders Meeting all of his or her Subject Shares (to the fullest extent such Subject Shares are entitled to be voted at the time of such vote), without regard to any Change in Omnicom Recommendation:

(a) in favor of (i) the Omnicom Transactions, (ii) any proposal to adjourn or postpone the Shareholders Meeting if there are not sufficient votes for approval of Omnicom Transactions on the date on which such Shareholders Meeting is held and (iii) any other matter submitted at a Shareholders Meeting to the holders of Omnicom Shares for approval that is necessary for the consummation of Mergers or the other transactions contemplated by the BCA; and

(b) against (i) any Acquisition Proposal for Omnicom, (ii) any other transaction, proposal, agreement or action that would reasonably be expected to result in the failure of any condition to the Mergers set forth in Article VI of the BCA to be satisfied on or before the Termination Date and (iii) any other transaction, proposal, agreement or action that would reasonably be expected to result in a material breach in respect of any covenant, representation or warranty or other obligation of Omnicom contained in the BCA or of any Shareholder contained in this Agreement, including the following (and excluding, for the avoidance of doubt, the Omnicom Transactions and any of the following to the extent contemplated by the BCA or this Agreement or consented to in writing by Publicis): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Omnicom or any of its Subsidiaries, (B) a sale, lease or transfer of a material amount of assets of Omnicom or any of its Subsidiaries or a reorganization, recapitalization or liquidation of Omnicom or any of its Subsidiaries or (C) any material change in the present capitalization or dividend policy of Omnicom or any amendment or other change to Omnicom’s Organizational Documents.

It is understood that each Shareholder shall retain at all times the right to vote such Shareholder’s Subject Shares in his or her sole and absolute discretion on any matters other than those set forth in this Section 1.1 that are at any time or from time to time presented for consideration to the holders of Omnicom Shares.

Section 1.2 Proxies and Powers of Attorney. Each Shareholder hereby represents that any proxies and powers of attorney heretofore granted or given in respect of the Subject Shares, if any, are revocable, and hereby revokes such proxies and powers.

Section 1.3 Restrictions on Transfers and Inconsistent Agreements. Except as provided hereunder, each Shareholder hereby agrees that, from the date hereof until the Expiration Date, such Shareholder shall not, directly or indirectly:

(a) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, tender, exchange, pledge, encumbrance, hypothecation or other similar disposition of (collectively, “Transfer”), any of his or her Subject Shares;

(b) deposit any of his or her Subject Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement; or

(c) agree (whether or not in writing) to take any of the actions referred to in clause (a) or (b) of this Section 1.3.

Section 1.4 Permitted Transferees. Notwithstanding anything herein to the contrary, each Shareholder shall have the right to Transfer all or any portion of his or her Subject Shares to a Permitted Transferee, provided such Permitted Transferee agrees in writing, in a manner reasonably acceptable to Publicis, to accept such Subject Shares subject to the terms and conditions of this Agreement and to be bound by this Agreement and to acknowledge that such person shall constitute a Shareholder for all purposes of this Agreement; provided, however, that any such Transfer shall not (i) reduce the aggregate voting power of the Existing Shares or (ii) relieve the transferring Shareholder from any liabilities hereunder for breach of this Agreement by such Permitted Transferee. “Permitted Transferee” means, with respect to any Shareholder: (a) any other Shareholder, (b) (i) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild of such Shareholder or (ii) upon such Shareholder’s death, an heir, executor, administrator, testamentary trustee, legatee or beneficiary of such Shareholder; (c) a foundation or similar entity established by such Shareholder for the purpose of serving charitable goals, controlled by such Shareholder or the persons named in clause (b); (d) any trust, the trustees and beneficiaries of which include only such Shareholder or the persons named in clauses (a), (b) and (c); or (e) any corporation, limited liability company or partnership, the shareholders, members or general or limited partners of which include only such Shareholder or the persons named in clauses (a), (b), (c) and (d).

ARTICLE II

REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 2.1 Representations and Warranties of Shareholders. Each Shareholder represents and warrants, severally and not jointly, to Publicis as follows:

(a) such Shareholder has full legal right and capacity to execute and deliver this Agreement and to perform his or her obligations hereunder;

(b) this Agreement has been duly executed and delivered by such Shareholder and constitutes the valid and binding agreement of such Shareholder, enforceable against him or her in accordance with its terms, subject to the Bankruptcy and Equity Exception;

(c) none of the execution and delivery of this Agreement by such Shareholder, the consummation by the Shareholder of the transactions contemplated hereby or compliance by Shareholder with any of the provisions hereof will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of such Shareholder (with or without the giving of notice or the lapse of time or both) under any provision of any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or Law applicable to such Shareholder or such Shareholder’s property or assets;

(d) such Shareholder has had the opportunity to review this Agreement and the BCA with counsel of his or her own choosing;

(e) as of the date hereof, such Shareholder owns, beneficially or of record, is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the number of Existing Shares set forth opposite his or her name on Annex I; and

(f) except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, the “blue sky” laws of the various states of the United States, or under French or other law, such Shareholder owns or will own until the Expiration Date (subject to any Transfers to Permitted Transferees) all of his or her Subject Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement) and has or will have until the Expiration Date (subject to any Transfers to Permitted Transferees), voting power and power of disposition with respect to his or her Subject Shares, with no restrictions on such Shareholder’s rights of voting or disposition pertaining thereto.

Section 2.2 Representations and Warranties of Publicis. Publicis represents and warrants to the Shareholders as follows:

(a) Publicis is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization;

(b) Publicis has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

(c) this Agreement has been duly executed and delivered by Publicis and constitutes the valid and binding agreement of Publicis, enforceable against Publicis in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 2.3 Covenants. Each Shareholder (in such capacity and not in any other capacity) hereby agrees:

(a) from the date hereof until the Expiration Date, not to take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or would have or would reasonably be expected to have the effect of preventing, impeding or interfering with or adversely affecting the performance by such Shareholder of his or her obligations under this Agreement;

(b) to promptly notify Publicis of the number of any new Omnicom Shares of which such Shareholder acquires ownership from and after the date hereof and prior to the Expiration Date, which shall constitute Subject Shares but are not Existing Shares; and

(c) to permit Publicis, Omnicom, Holdco and Merger Sub to publish and disclose in the Registration Statement, the Proxy Statement/Prospectus, the Information Document and/or the Admission Prospectus (and, in each case, any amendment thereof or supplement thereto) such Shareholder’s identity and ownership of the Subject Shares and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement.

Section 2.4 Capacity. Each Shareholder is signing this Agreement solely in his or her capacity as a shareholder of Omnicom, and nothing contained herein shall in any way limit or affect any actions taken by any Shareholder in his or her capacity as an officer or director of Omnicom or its Subsidiaries, including in exercising rights under the BCA, and no action or inaction taken in any such capacity as an officer or director shall be deemed to constitute a breach of this Agreement or be construed to prohibit, limit or restrict such Shareholder from exercising such Shareholder’s fiduciary duties as an officer or director to Omnicom or its shareholders.

Section 2.5 No Other Ownership Interest. Except as otherwise expressly set forth herein, all rights, ownership and economic benefits of and relating to the Subject Shares are, and shall remain until the Expiration Date, vested in and belong to such Shareholder.

ARTICLE III

TERM

This Agreement shall terminate and be of no further force or effect upon the earlier of (a) the Omnicom Effective Time and (b) the termination of the BCA in accordance with its terms (the “Expiration Date”). Notwithstanding the preceding sentence, Section 2.4, this Article III and Article IV shall survive any termination of this Agreement, and termination of this Agreement shall not relieve or otherwise limit any party of liability for willful breach of this Agreement.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Expenses. All expenses, costs and fees (including attorneys’, auditors’ and financing fees, if any) incurred in connection with this Agreement shall be paid by the party incurring such expense, cost or fee, whether or not the Mergers are effected.

Section 4.2 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid or by prepaid overnight courier (providing written proof of delivery), or by confirmed facsimile transmission or electronic mail, addressed as follows:

If to Publicis, to:

Publicis Groupe S.A.
133 avenue des Champs Elysées
75008 Paris
France
Tel: +33-1-44-43-70-00
Fax: +33-1-44-43-75-25
Attention:	Maurice Lévy, Chairman & Chief Executive Officer Anne-Gabrielle Heilbronner, General Secretary

Email:	maurice.levy@publicisgroupe.com anne-gabrielle.heilbronner@publicisgroupe.com with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
United States of America
Tel: +1 (212) 403-1000
Fax: +1 (212) 403-2000
Attention:	Martin Lipton Adam O. Emmerich
Email:	mlipton@wlrk.com aoemmerich@wlrk.com

If to a Shareholder, to:

the address set forth below his or her name on Annex I

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
United States of America
Tel: +1 (212) 906-1200
Fax: +1 (212) 751-4864
Attention:	Mark D. Gerstein Joel H. Trotter Bradley C. Faris
Email:	mark.gerstein@lw.com joel.trotter@lw.com bradley.faris@lw.com or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 4.3 Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (a) in the case of an amendment, by all parties hereto and, (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, and no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 4.4 Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

Section 4.5 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among any of the parties hereto.

Section 4.6 No Third-Party Beneficiaries. This Agreement is not intended to confer, and does not confer, upon any person other than the parties hereto any rights or remedies hereunder.

Section 4.7 Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF, THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereto hereby declare that it is their intention that this Agreement shall be regarded as made under the Laws of the State of Delaware and that the Laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees that (i) this Agreement involves at least $100,000, and (ii) this Agreement has been entered into by the parties hereto in express reliance upon 6 Del. C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (A) to be subject to the exclusive jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County (such applicable court, the “Chosen Court”), waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or action shall be heard and determined only in the Chosen Court, and agrees not to bring any proceeding or action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court, and (B) (1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (2) that, to the fullest extent permitted by applicable Law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to Section 4.2 shall, to the fullest extent permitted by applicable Law, have the same legal force and effect as if served upon such party personally within the State of Delaware. For purposes of implementing the parties’ agreement to appoint and maintain an agent for service of process in the State of Delaware, each such party that has not as of the date hereof already duly appointed such an agent does hereby appoint CT Corporation, as such agent.

Section 4.8 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the specific terms hereof or were otherwise breached. It is accordingly agreed that prior to the Expiration Date, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (without necessity of posting bond or other security (any requirements therefor being expressly waived)) in the Chosen Court, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 4.9 Interpretation. (a) The words “hereof,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole (including any annexes to this Agreement) and not to any particular provision of this Agreement; (b) the words “date hereof,” when used in this Agreement, shall refer to the date set forth in the Preamble; (c) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (d) the terms defined in the present tense have a comparable meaning when used in the past tense, and vice versa; (e) any references herein to a specific Section or Article shall refer, respectively, to Sections or Articles of this Agreement; (f) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (g) references herein to any gender includes each other gender; (h) the word “or” shall not be exclusive; (i) the headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof; and (j) the parties hereto have participated jointly in the negotiation and drafting of this Agreement, and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 4.10 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart (including any facsimile or electronic document transmission of such counterpart) being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 4.11 Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable: (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, and such invalidity or unenforceability shall not affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 4.12 Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PUBLICIS GROUPE S.A.

By:	/s/ Maurice Lévy
Name:	Maurice Lévy
Title:	Chairman & Chief Executive Officer

SHAREHOLDERS:

/s/ Bruce Crawford
Name:	Bruce Crawford

/s/ John D. Wren
Name:	John D. Wren

/s/ Randall J. Weisenburger
Name:	Randall J. Weisenburger

[Signature Page to Voting and Support Agreement]

ANNEX I

Shareholder & Address of Shareholder	Number of Existing Shares		Percentage of Voting Power
Bruce Crawford	176,750		Less than 1%
c/o Omnicom Group Inc. 437 Madison Avenue New York, NY 10022

John D. Wren	826,730 1,052,955 (Performance RSUs	* )	Less than 1%
c/o Omnicom Group Inc. 437 Madison Avenue New York, NY 10022

Randall J. Weisenburger	650,305 812,073 (Performance RSUs	)	Less than 1%
c/o Omnicom Group Inc. 437 Madison Avenue New York, NY 10022

*	As of July 22, 2013, Mr. Wren owned 29,594 shares of Omnicom Common Stock by Grantor Retained Annuity Trust. Mr. Wren agrees to use his reasonable best efforts to cause the trustee for such Trust to execute a joinder to this Agreement as soon as reasonably practicable following the date of this Agreement.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

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WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

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